   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 18, 2000

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               NETRO CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            CALIFORNIA                            3663                            77-0395029
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                              3860 N. FIRST STREET
                               SAN JOSE, CA 95134
                                 (408) 216-1500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                           -------------------------
                               GIDEON BEN-EFRAIM
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               NETRO CORPORATION
                              3860 N. FIRST STREET
                               SAN JOSE, CA 95134
                                 (408) 216-1500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                           -------------------------

                                   COPIES TO:

                   TAE HEA NAHM                                     LAIRD H. SIMONS III
                  SANJAY K. KHARE                                KATHERINE TALLMAN SCHUDA
                     GENE YOON                                       WILLIAM L. HUGHES
                 VENTURE LAW GROUP                                  FENWICK & WEST LLP
            A PROFESSIONAL CORPORATION                             TWO PALO ALTO SQUARE
                2800 SAND HILL ROAD                                 PALO ALTO, CA 94306
               MENLO PARK, CA 94025                                   (650) 494-0600
                  (650) 854-4488

                           -------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                           -------------------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                                                            PROPOSED MAXIMUM     PROPOSED MAXIMUM
TITLE OF EACH CLASS OF                   AMOUNT TO BE           OFFERING        AGGREGATE OFFERING        AMOUNT OF
SECURITIES TO BE REGISTERED              REGISTERED(1)      PRICE PER UNIT(2)        PRICE(2)         REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value......       6,900,000             $34.88            $240,672,000            $63,538
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

(1) Includes 900,000 shares of common stock issuable upon exercise of the underwriters' over allotment option.
(2) Estimated solely for the purpose of computing the amount of the registration fee based on the closing price of Netro common stock as reported on the Nasdaq National Market on February 15, 2000.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION. DATED FEBRUARY 18, 2000

                                6,000,000 Shares

                                  [Netro Logo]

                                  Common Stock

                             ----------------------

      Netro is offering 4,000,000 of the shares to be sold in the offering. The selling shareholders identified in this prospectus are offering an additional 2,000,000 shares. Netro will not receive any of the proceeds from the sale of the shares being sold by the selling shareholders.

      The common stock is quoted on the Nasdaq National Market under the symbol "NTRO". The last reported sale price of the common stock on February 15, 2000 was $34.88 per share.

      See "Risk Factors" beginning on page 4 to read about factors you should consider before buying shares of the common stock.

                             ----------------------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                                Per Share         Total
                                                                ---------         -----
Initial price to public.....................................    $                $
Underwriting discount.......................................    $                $
Proceeds, before expenses, to Netro.........................    $                $
Proceeds, before expenses, to the selling shareholders......    $                $

      To the extent that the underwriters sell more than 6,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 900,000 shares from Netro at the initial price to public less the underwriting discount.

                             ----------------------

      The underwriters expect to deliver the shares against payment in New York,
New York on            , 2000.

GOLDMAN, SACHS & CO.
                 DAIN RAUSCHER WESSELS
                                   LEHMAN BROTHERS
                                                 ROBERTSON STEPHENS

                             ----------------------

                        Prospectus dated        , 2000.

                              [INSIDE FRONT COVER]

                                [COLOR ARTWORK]

                               PROSPECTUS SUMMARY

      This is a summary. You should read the entire prospectus carefully, including the financial data and related notes, before making an investment decision.

                               NETRO CORPORATION

      We are a leading provider of wireless networking equipment used by telecommunications service providers to provide businesses with high-speed telecommunications connections. Our wireless system, called AirStar, features a single central hub providing telecommunications services to multiple points. This point-to-multipoint architecture allows a service provider to connect many of its customers using a single AirStar radio. AirStar is designed to allow telecommunications service providers to offer voice and high-speed data connections to business customers rapidly and cost-effectively. We have engineered AirStar to support broad service rollouts and to operate at radio frequencies licensed for these applications in different countries. AirStar's point-to-multipoint architecture reduces equipment requirements. AirStar also increases efficient use of transmission capacity; instead of allocating a static amount of capacity to every subscriber, AirStar dynamically allocates capacity based on each subscriber's needs at any given moment. We believe that AirStar is one of the first commercially available high-speed wireless telecommunications systems providing integrated voice and high-speed data connections using a point-to-multipoint architecture.

      We began shipping a trial version of the AirStar system to service providers in the third quarter of 1998, and the first commercial version in the first quarter of 1999. We began shipping a trial version of the second release of AirStar in the third quarter of 1999. The AirStar system is currently deployed in 44 trials, 8 of which are commercial pilots. These trials and commercial pilots are being conducted by 32 service providers, system integrators and enterprises in 24 countries worldwide. Most of these service providers are served through our relationships with Lucent and Siemens or local country distributors.

      In recent years, the volume of high-speed data traffic across communications networks worldwide has grown dramatically as the public Internet and private corporate intranets have become essential for communications and e-commerce. This traffic growth has created demand for cost-effective, high-speed telecommunications connections, as business users increasingly rely on applications and content that require higher-speed data connections. In many countries, the telecommunications industry has been deregulated, which has created the opportunity for new service providers to offer telecommunications services to subscribers. There are a number of alternatives that deliver high-speed connections through existing wire-based technologies, but technical, performance, cost or availability issues often limit the ability of these alternatives to satisfy the needs of service providers and businesses worldwide. High-speed, wireless, point-to-multipoint technology offers new competing telecommunications service providers the ability to rapidly serve many businesses in a metropolitan area without the constraints of existing wire-based networks.

      Telecommunications service providers deploying high-speed wireless networks today must differentiate their services to a wide base of business users and compete effectively with services offered through fiber optic cable, digital subscriber lines, cable modems and wires leased from the traditional telecommunications service provider in a given locale. Our system is designed to address these needs and deliver the following benefits to service providers:

      Service Integration and Bandwidth on Demand. AirStar supports both voice and high-speed data services and can dynamically allocate capacity among subscribers, which means that capacity is allocated to subscribers based on actual usage at a given moment. This enables service providers to increase revenue from the radio frequency licensed to them. AirStar allows service providers to offer symmetrical high-speed connections, with on-demand peak transmission rates of up to 16 Mbps.

      Cost-Effective Deployment and Operation. AirStar allows a service provider to compete effectively in the market to provide subscribers with high-speed telecommunications connections. AirStar is designed to provide for low overall system costs and to enable service providers to invest capital in additional equipment only when new subscribers are added. Additionally, the AirStar system allocates capacity dynamically based on usage patterns. This feature allows a service provider to optimize the use of radio frequencies and the deployment of equipment by expanding effective transmission capacity.

      Quality of Service and Reliability. Service providers using AirStar can deploy voice and high-speed data services at different prices to different market segments with the option for guaranteed quality of service levels and up to 99.999% availability. The AirStar system is engineered to enable service providers that are new to a market to offer the same high reliability and availability that wire-based solutions have historically offered.

      Rapid Time to Market. Service providers using AirStar can achieve rapid time to market for integrated voice and high-speed data connections through AirStar's efficient installation, network management software and ability to dynamically allocate capacity among subscribers. By installing a single AirStar base station, the service provider can attain coverage of many potential subscribers. For example, a typical base station at a frequency of 26 GHz, the frequency of our current highest-volume product, can cover ranges from 5 to 15 square miles, depending on local conditions, and has an aggregate transmission capacity of over 600 Mbps.

      Our objective is to be the leading worldwide supplier of wireless, high-speed equipment used by telecommunications service providers. Key elements of our strategy include the following:

      - increase deployments with service providers worldwide;

      - increase manufacturing capacity for large scale deployments;

      - provide competitive advantages to service providers;

      - capitalize on technology leadership to introduce new products rapidly and cost effectively;

      - build sales and customer advocacy infrastructure; and

      - strengthen relationships with leading communications equipment vendors.

      We were incorporated in California in November 1994 and our initial public offering was in August 1999. Our principal executive offices are located at 3860
N. First Street, San Jose, California 95134, and our telephone number is (408) 216-1500.

                                  THE OFFERING

Shares offered by Netro.............     4,000,000 shares

Shares offered by the selling
shareholders........................     2,000,000 shares

Shares outstanding after this
offering............................     48,912,773 shares. The number of shares
                                         that will be outstanding after the
                                         offering is based on the actual number
                                         outstanding as of December 31, 1999. It
                                         excludes:

                                           - options to purchase 6,844,460
                                             shares of common stock outstanding
                                             as of December 31, 1999 at a
                                             weighted average exercise price of
                                             $7.18 per share; and

                                           - 57,028 shares of common stock
                                             issuable upon exercise of
                                             outstanding warrants at a weighted
                                             average exercise price of $7.39 per
                                             share.

Nasdaq National Market symbol.......     NTRO

Use of proceeds.....................     For general corporate purposes,
                                         including expansion of our sales and
                                         customer advocacy organizations,
                                         research and development and working
                                         capital.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

      The summary consolidated financial data below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes included elsewhere in this prospectus.

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
                                                                      (IN THOUSANDS,
                                                                  EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues....................................................  $  5,601   $  5,438   $ 18,185
Gross profit (loss).........................................    (2,672)    (4,202)     3,311
Loss from operations........................................   (25,237)   (29,132)   (29,153)
Net loss....................................................   (24,534)   (28,828)   (28,800)

Basic and diluted net loss per share........................  $  (5.11)  $  (4.07)  $  (1.31)
Shares used to compute basic and diluted net loss per
  share.....................................................     4,798      7,087     21,988

Pro forma basic and diluted net loss per share
  (unaudited)...............................................                        $  (0.71)
Shares used to compute pro forma basic and diluted net loss
  per share (unaudited).....................................                          40,616

                                                                DECEMBER 31, 1999
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                         (UNAUDITED)
                                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $45,337     $177,137
Working capital.............................................   44,417      176,217
Total assets................................................   65,814      197,614
Long-term debt and capital leases...........................   10,397       10,397
Total shareholders' equity..................................   45,556      177,356

      For an explanation of the determination of the number of shares used to compute basic and diluted net loss per share and unaudited pro forma basic and diluted net loss per share, see note 2 of notes to consolidated financial statements.

      The consolidated balance sheet data as of December 31, 1999, as adjusted, reflects our sale of the 4,000,000 shares of common stock under this prospectus at an estimated public offering price of $34.88 per share, after deducting the estimated underwriting discount and offering expenses that we will pay. See "Use of Proceeds" and "Capitalization".

      Unless specifically stated, the information in this prospectus does not take into account the possible sale of additional shares of common stock to the underwriters by Netro to cover over-allotments.

                                  RISK FACTORS

      Before investing in our common stock, you should be aware that there are various risks inherent in our business, including those described below. The value of your investment may increase or decline and could result in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in our common stock.

WE HAVE A HISTORY OF LOSSES, EXPECT FUTURE LOSSES AND MAY NEVER ACHIEVE PROFITABILITY

      As of December 31, 1999, we had an accumulated deficit of $96.4 million, and we expect to continue to incur net losses. We anticipate continuing to incur significant sales and marketing, research and development and general and administrative expenses and, as a result, we will need to generate significantly higher revenues to achieve and sustain profitability. Our financial results prior to 1999 were largely based on sales of AirMAN, a predecessor product, which we discontinued in September 1998. For 1999, our financial results were largely based on customer trials and commercial pilots of our AirStar product line. Although our AirStar revenues have grown in recent quarters, our past results should not be relied on as indications of future performance. We cannot be certain that we will realize sufficient revenues to achieve and sustain profitability. We incurred net losses of approximately $24.5 million, $28.8 million and $28.8 million in 1997, 1998 and 1999.

WE HAVE NOT MANUFACTURED OUR PRODUCTS IN SUBSTANTIAL VOLUMES. IF WE ARE UNABLE TO DO SO IN A COST-EFFICIENT WAY, OUR BUSINESS WILL BE ADVERSELY AFFECTED

      Our products are commercially available only in limited quantities. We began low-volume manufacturing runs in January 1999 with our first contract manufacturer and in August 1999 with our second contract manufacturer. We are currently in the process of initiating manufacturing runs with a third contract manufacturer. If we or our manufacturers are unable to develop processes by which we can manufacture substantial volumes of our products at the required quality and expected costs in relatively short periods of time, our financial results will suffer. Manufacturing our products, particularly the radio elements of our products, is complex and difficult. One of our contract manufacturers does not have a history of producing radio elements on a large scale. In addition, many of our contracts with distributors and system integrators provide for financial penalties in the event of a delay in delivery of products.

DUE TO OUR LIMITED OPERATING HISTORY IT IS DIFFICULT TO PREDICT FUTURE OPERATING RESULTS OR OUR STOCK PRICE

      We have generated only limited revenues to date, and revenues from our current AirStar product have been significant only in the past year. Prior to 1999, most of our revenues came from sales of a discontinued product line. Due to our limited operating history with our current product line, it is difficult for us to predict future results of operations. Investors in our common stock must consider our business and prospects in light of our historical dependence on a discontinued product line.

IF WE CANNOT REDUCE OUR PRODUCT COSTS, POTENTIAL CUSTOMERS WILL NOT PURCHASE OUR PRODUCTS AND OUR RESULTS OF OPERATIONS WILL SUFFER

      Market acceptance of our products will depend in part on reductions in the unit cost of our products. If we cannot reduce the cost of our products, our product sales, and consequently our results of operations, will suffer. If prices for alternative high-speed telecommunications services continue to decline, we may not become profitable. We believe that the price for high-speed wireless telecommunications equipment is driven by the prevailing price for other high-speed connection technologies, especially the cost of leasing a high-speed wire from the traditional telecommunications service provider in a given locale. Recently, the price of these leased connections has declined significantly in many countries. In addition, if this trend continues, service providers might be more likely to use this kind of leased connection than to introduce new technology such as our products, which would adversely affect our market share and pricing. Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures or may not lead to improved gross margins.

OUR FUTURE OPERATING RESULTS ARE DEPENDENT ON THE SALES OF A SINGLE PRODUCT LINE. IF THERE ARE UNEXPECTED CHANGES IN REVENUES FROM THIS PRODUCT, WE WILL NOT HAVE OTHER PRODUCTS TO OFFSET THE NEGATIVE IMPACT ON OUR OPERATING RESULTS

      We currently derive substantially all of our revenues from our AirStar product line and expect that this will continue for the foreseeable future. If there are unexpected changes in revenues from this product, we will not have other products to offset the negative impact on our operating results. Many of the risk factors listed in this section could negatively affect sales of our product line.

OUR BUSINESS IS SUBJECT TO MANY FACTORS THAT COULD CAUSE OUR QUARTERLY OPERATING RESULTS TO FLUCTUATE AND OUR STOCK PRICE TO BE VOLATILE

      Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to the risk factors described in this section. It is likely that in some future quarter our operating results will fall below the expectations of securities analysts and investors. In this event, the market price of our common stock could significantly decline.

IF WE ARE UNABLE TO DEPLOY OUR PRODUCTS ON A LARGE SCALE OR INTEGRATE THEM INTO A LARGE-SCALE NETWORK ENVIRONMENT, WE COULD LOSE SALES OPPORTUNITIES, SUFFER INJURY TO OUR REPUTATION, OR EXPERIENCE WARRANTY CLAIMS

      To date, we have launched our products only in customer trials and commercial pilots. If our products fail, or do not function adequately, in a large-scale deployment or in a network environment, we could experience:

        - delays in or losses of sales opportunities;

        - diversion of development resources;

        - injury to our reputation; and

        - increased service, warranty and replacement costs.

      In addition, our products may contain undetected or unresolved errors when they are first introduced or as a result of changes we make to reduce manufacturing costs. Our products are integrated with other network elements. There may be incompatibilities between these elements and our products that adversely affect the service provider or its subscribers.

WE DEPEND ON TWO CONTRACT MANUFACTURERS AND WE ARE IN THE PROCESS OF INITIATING MANUFACTURING RUNS WITH A THIRD. IF THESE MANUFACTURERS ARE UNABLE TO FILL OUR ORDERS ON A TIMELY BASIS, AND WE ARE UNABLE TO FIND ALTERNATIVE SOURCES, WE MAY BE UNABLE TO DELIVER PRODUCTS TO MEET CUSTOMER ORDERS

      We currently have relationships with three contract manufacturers of our products. Two of these provided products to us in 1999, and we expect the third will begin to provide products to us in the first quarter of 2000. We only manufacture pilot runs of our products and perform testing and staging at our own facilities. If our manufacturers are unable or unwilling to continue manufacturing our products in required volumes, we would have to identify and train acceptable alternative manufacturers, which could take as long as six months and cause our results of operations to suffer.

      Our experience with these manufacturers provides us with no basis to project their delivery schedules, yields or costs. In addition, few manufacturers produce radios like ours on a large scale. It is possible that a source may not be available to us when needed, and we may not be able to satisfy our production requirements at acceptable prices and on a timely basis, if at all. Any significant interruption in supply would affect the allocation of products to customers, which in turn could have an adverse effect on our business.

BECAUSE SOME OF OUR KEY COMPONENTS ARE FROM SOLE SOURCE SUPPLIERS OR REQUIRE LONG LEAD TIMES, OUR BUSINESS IS SUBJECT TO UNEXPECTED INTERRUPTIONS, WHICH COULD CAUSE OUR OPERATING RESULTS TO SUFFER

      Many of our key components have long lead times, are purchased from sole source vendors for which alternative sources are not currently available, and are complex to manufacture. In the event of a reduction or interruption of supply, or a degradation in quality, as many as six months could be required before we would begin receiving adequate supplies from alternative suppliers, if any. As a result, product shipments could be delayed and our revenues and results of operations would suffer.

      For example, we purchase our base station shelf from Cisco Systems, Inc. under an agreement that terminates in September 2000. Cisco has recently acquired interests in companies with high-speed wireless technology, and we cannot be certain that Cisco will continue to supply us after the termination of the current agreement. In addition, we purchase most of our electronic boards for base station equipment from Solectron, one of our contract manufacturers, and other components from other sole source and long lead time vendors.

IF WE DO NOT DEVELOP NEW PRODUCTS AND PRODUCT FEATURES IN RESPONSE TO CUSTOMER REQUIREMENTS OR IN A TIMELY WAY, CUSTOMERS WILL NOT BUY OUR PRODUCTS

      Our inability to develop new products or product features on a timely basis, or the failure of new products or product features to achieve market acceptance, could adversely affect our business. We may experience design or manufacturing difficulties that could delay or prevent our development, introduction or marketing of new products and enhancements, any of which could cause us to incur unexpected expenses or lose revenues. For example, the first trial shipments of AirStar were delayed for almost one year due to technical problems. In addition, some of our customers have conditioned their future purchases of our products on the addition of product features. In the past we have experienced delays in introducing new features. For example, we intended to introduce base radio units that supported smaller sectors and a new release of our network management software in 1999, but the release of both of these features has been delayed until later in 2000. Furthermore, in order to compete in many markets, we will have to develop different versions of our existing products that operate at different frequencies and comply with diverse, new or varying governmental regulations in each market.

WE DEPEND ON TWO SYSTEM INTEGRATORS FOR MOST OF OUR REVENUES. IF THESE SYSTEM INTEGRATORS DO NOT PROMOTE OR PURCHASE OUR PRODUCTS, OUR BUSINESS WILL BE ADVERSELY AFFECTED

      We sell most of our products through two system integrators, Lucent and Siemens. The loss of either of these system integrators or the delay of significant orders from these system integrators, even if only temporary, could, among other things:

        - reduce or delay our revenues;

        - harm our reputation in the industry; or

        - reduce our ability to predict our cash flow accurately.

      Aggregate sales through these two system integrators accounted for approximately 31% and 64% of our revenues for 1998 and 1999, respectively. Accordingly, unless and until we diversify and expand our customer base, our future success will significantly depend on the timing and size of future purchase orders, if any, from these two system integrators. There are a limited number of system integrators that have the financial resources or technical expertise to sell, or to integrate, our products globally. If one or both of our system integrators will not sell, service or integrate our products, and we cannot identify other system integrators as replacements, we would be limited in our ability to sell our products.

      Our relationships with our system integrators are non-exclusive and do not contain minimum purchase commitments. Should either of our system integrators cease to emphasize systems that include our products, choose to emphasize alternative technologies or promote products of our competitors, our revenues and consequently results of operations would be adversely affected. For example, Siemens has an equity interest in, and a commercial relationship with, one of our competitors, which may motivate Siemens to select this competitor's solutions over our own in the future.

IF WE ARE UNSUCCESSFUL IN ESTABLISHING LARGER DIRECT SALES AND CUSTOMER ADVOCACY ORGANIZATIONS, WE MAY NOT BE ABLE TO GROW OUR BUSINESS

      We intend to grow our direct sales force and customer advocacy organization. We believe that the efforts of our direct sales force and customer advocacy organization are important in enabling both ourselves and our system integrators to acquire customers. We believe that qualified personnel are difficult to find and, once found, take substantial lead time to become productive. To the extent that we are unable to expand our direct sales force and customer advocacy organization we may be unable to grow our business.

IF HIGH-SPEED WIRELESS TELECOMMUNICATIONS TECHNOLOGY OR OUR IMPLEMENTATION OF THIS TECHNOLOGY IS NOT ACCEPTED BY SERVICE PROVIDERS, WE WILL NOT BE ABLE TO SUSTAIN OR GROW OUR BUSINESS

      Our future success is substantially dependent on whether high-speed wireless telecommunications equipment gains market acceptance as a means to provide telecommunications voice and data services. All of our products are based on this technology. In the event that service providers adopt technologies other than the high-speed wireless technology that we offer, we may not be able to sustain or grow our business. Service providers continuously evaluate alternative high-speed access technologies, including wire-based technologies such as digital subscriber line, cable modem, optical fiber cable and high-speed wires leased from the traditional service providers in a given locale, as well as different wireless technologies. In addition, widespread acceptance of our technology may be hindered by inherent technological limitations, such as a need for a clear line-of-sight for transmissions and a reduction in coverage radius in areas that experience heavy rain.

THE MAJORITY OF SERVICE PROVIDERS USING OUR PRODUCTS ARE EMERGING COMPANIES WITH UNPROVEN BUSINESS MODELS. IF THESE SERVICE PROVIDERS DO NOT SUCCEED, THERE WILL BE NO MARKET FOR OUR PRODUCTS

      Most telecommunications service providers using our products are emerging companies with unproven business models. If these new service providers do not succeed, there will be no market for our products. Neither they nor we have experience in integrating a complete telecommunications network that includes our products. The inability of emerging service providers to acquire and keep customers, acquire radio frequency licenses, successfully raise needed funds or respond to any trends such as price reductions for their services or diminished demand for telecommunications services generally, could cause them to reduce their capital spending on network buildouts. If service providers defer or curtail their capital spending programs, sales of our products might be impacted, which would have an adverse effect on our business.

WE HAVE A LONG SALES CYCLE, WHICH COULD CAUSE OUR RESULTS OF OPERATIONS AND STOCK PRICE TO FLUCTUATE

      We believe our sales cycles are long and unpredictable. As a result, our revenues may fluctuate from quarter to quarter and fail to correspond with our expenses. This would cause our operating results and stock price to fluctuate. System integrators and service providers typically perform numerous tests and extensively evaluate products before incorporating them into networks. The time required for testing, evaluation and design of our products into the service provider's network typically ranges from six to twelve months. If a service provider decides to supply commercial service with our products, it can take an additional six to twelve months before a service provider commences deployment of our products. Some additional factors that affect the length of our sales cycle include:

        - testing and evaluation;

        - acquisition of roof rights;

        - deployment and planning of network infrastructure;

        - complexity of a given network;

        - scope of a given project;

        - availability of radio frequency; and

        - regulatory issues.

      In addition, the delays inherent in our sales cycle raise additional risks of service provider decisions to cancel or change their product plans. Our business could be adversely affected if a significant customer reduces or delays orders during our sales cycle or chooses not to deploy networks incorporating our products.

INTENSE COMPETITION IN THE MARKET FOR COMMUNICATIONS EQUIPMENT COULD PREVENT US FROM INCREASING OR SUSTAINING REVENUES OR ACHIEVING OR SUSTAINING PROFITABILITY

      The market for high-speed, wireless, point-to-multipoint telecommunications equipment is rapidly evolving and highly competitive. Increased competition is likely to result in price reductions, shorter product life cycles, reduced gross margins, longer sales cycles and loss of market share, any of which would adversely affect our business. As a provider of high-speed wireless telecommunications equipment, we compete with a number of large telecommunications equipment suppliers, including Alcatel, Ericsson, Hughes, Marconi, Newbridge, Nortel and Spectrapoint, a joint venture between Cisco and Motorola, as well as with smaller start-up companies. In addition, well capitalized companies such as Nokia are potential entrants into the market. As a technology for providing high-speed telecommunications services, high-speed, wireless solutions compete with other high-speed, wire-based solutions, such as digital subscriber lines, fiber optic cable, cable modems and high-speed wires leased from traditional telecommunications service providers and satellite technologies.

      We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that may supplant or provide lower cost alternatives to our products. Our competitors may also attempt to influence the adoption of standards that are not compatible with our current architecture. Our larger, more established competitors may have more influence with standards setting bodies than we do. In addition, if standards other than ours are adopted, this may require us to incur additional development and integration costs and may delay our sales efforts. To be competitive, we must continue to invest significant resources in research and development, sales and marketing and customer support. We cannot be sure that we will have sufficient resources to make these investments or that we will be able to make the technological advances necessary to be competitive. As a result, we may not be able to compete effectively against our competitors.

BECAUSE WE MUST SELL OUR PRODUCTS IN MANY COUNTRIES THAT HAVE DIFFERENT REGULATORY SCHEMES, IF WE CANNOT DEVELOP PRODUCTS THAT WORK WITH DIFFERENT STANDARDS, WE WILL BE UNABLE TO SELL OUR PRODUCTS

      If our sales are to grow, we must sell our products in many different countries. Many countries require communications equipment used in their country to comply with unique regulations, including safety regulations, radio frequency allocation schemes and standards. If we cannot develop products that work with different standards, we will be unable to sell our products. If compliance proves to be more expensive or time consuming than we anticipate, our business would be adversely affected. Some countries have not completed their radio frequency allocation process and therefore we do not know the standards with which we would be forced to comply. We have not completed all activities necessary to comply with existing regulations and requirements in most of the countries in which we intend to sell our products. Furthermore, standards and regulatory requirements are subject to change. For example, standards for antenna design expected to be established by the European Telecommunications Standards Institute are currently in flux.

IF WE ARE UNABLE TO MANAGE OUR INTERNATIONAL OPERATIONS EFFECTIVELY, OUR BUSINESS WOULD BE ADVERSELY AFFECTED

      Sales in foreign countries accounted for 76% and 43% of our revenues in 1998 and 1999, respectively. In addition, most equipment purchased by domestic customers has been shipped to international service providers. Our international operations are subject to a number of risks and uncertainties, including:

        - the difficulties and costs of obtaining regulatory approvals for our products;

        - unexpected changes in regulatory requirements; and

        - legal uncertainties regarding liability, tariffs and other trade barriers.

      Any of these factors could have an adverse impact on our existing international operations and business or impair our ability to expand into international markets.

WE DEPEND ON A SMALL NUMBER OF CUSTOMERS. CHANGES IN TIMING AND SIZE OF THESE CUSTOMERS' ORDERS MAY CAUSE OUR OPERATING RESULTS AND STOCK PRICE TO FLUCTUATE

      We sell our products to a small number of customers. Unless and until we diversify and expand our customer base, our future success will significantly depend on:

        - the timing and size of future purchase orders, if any, from our largest customers;

        - the product requirements of these customers;

        - the financial and operational success of these customers; and

        - the success of service providers that have deployed our products.

      Sales to our largest customers have in the past fluctuated and may in the future fluctuate significantly from quarter to quarter and year to year.

MANY PROJECTS THAT INCLUDE OUR PRODUCTS REQUIRE SYSTEM INTEGRATION EXPERTISE AND THIRD-PARTY FINANCING, WHICH WE ARE UNABLE TO PROVIDE. IF SOURCES FOR SYSTEM INTEGRATION OR FINANCING CANNOT BE OBTAINED AS NEEDED, SERVICE PROVIDERS MAY NOT SELECT OUR PRODUCTS

      Some service providers using our products purchase them as a part of a larger network deployment program that can require capital expenditures in the hundreds of millions of dollars. In some circumstances, these service providers require their equipment vendors to integrate equipment into these larger networks and finance deployment. We will be unable to provide this integration or financing and therefore will have to rely on the ability of our system integrators or third parties to integrate or finance these transactions. In the event that we are unable to identify distributors and system integrators that are able to provide this integration or financing on our behalf, we would be unable to compete for the business of some service provider accounts and our business might be adversely affected.

IF WE ARE UNABLE TO HIRE OR RETAIN OUR PERSONNEL, WE MIGHT NOT BE ABLE TO OPERATE OUR BUSINESS SUCCESSFULLY

      Given our early stage of development, we are dependent on our ability to attract, retain and motivate high caliber personnel. The loss of the services of any key personnel or our inability to hire new personnel could restrict our ability to compete effectively. Competition for qualified personnel in our industry and in the Silicon Valley is intense, and we may not be successful in attracting and retaining these personnel. There are only a limited number of people with the requisite skills, particularly people with millimeter wave radio expertise. We are also dependent on the continued contributions of our principal sales, engineering and management personnel, many of whom would be difficult to replace. We currently do not maintain key person life insurance on any of our key executives.

CLAIMS THAT WE INFRINGE THIRD-PARTY INTELLECTUAL PROPERTY RIGHTS COULD RESULT IN SIGNIFICANT EXPENSES OR RESTRICTIONS ON OUR ABILITY TO SELL OUR PRODUCTS IN PARTICULAR MARKETS

      From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies and in various jurisdictions that are important to our business. Any claims could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could have an adverse effect on our operating results. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In addition, in our sales agreements, we agree to indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties.

CONTROL BY OUR EXISTING SHAREHOLDERS COULD DISCOURAGE POTENTIAL ACQUISITIONS OF OUR BUSINESS THAT OTHER SHAREHOLDERS MAY CONSIDER FAVORABLE

      Upon completion of this offering, assuming the sales contemplated by this prospectus, our executive officers, directors and 5% or greater shareholders and
their affiliates will own           shares or approximately   % of the
outstanding shares of common stock. Acting together, these shareholders would be able to exert substantial influence on matters requiring approval by shareholders, including the election of directors. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have an adverse effect on the market price of our common stock or prevent our shareholders from realizing a premium over the market price for their shares of common stock.

OUR ARTICLES OF INCORPORATION AND BYLAWS MAY DISCOURAGE POTENTIAL ACQUISITIONS OF OUR BUSINESS BY THIRD PARTIES THAT SHAREHOLDERS MAY CONSIDER FAVORABLE

      Some provisions of our articles of incorporation and bylaws and of California law may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. This may reduce the market price of our common stock. A summary of these provisions in our articles and bylaws is included in "Description of Capital Stock -- Anti-Takeover Provisions".

OUR STOCK PRICE MAY BE VOLATILE

      Since our initial public offering in August 1999, our stock price has experienced significant volatility. We expect that the market price of our common stock also will fluctuate in the future in response to many of the risk factors listed in this section. These fluctuations may be exaggerated if the trading volume of our common stock is low.

                           FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including:

        - our ability to produce products in increasingly larger quantities;

        - uncertainty regarding the commercial acceptance of high-speed wireless technologies;

        - uncertainty regarding our future operating results;

        - our ability to introduce new products;

        - delays or losses of sales due to long sales and implementation cycles for our products;

        - the possibility of lower prices, reduced gross margins and loss of market share due to increased competition; and

        - increased demands on our resources due to anticipated growth.

      In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events.

                                USE OF PROCEEDS

      We estimate our net proceeds from the sale of the 4,000,000 shares of our common stock offered by us in this offering to be approximately $131.8 million (or $161.6 million if the underwriters over allotment option is exercised) at an assumed public offering price of $34.88 per share and after deducting the estimated underwriting discount and offering expenses payable by us. We will not receive any portion of the proceeds from the sale of shares by the selling shareholders.

      We intend to use the net proceeds from this offering for general corporate purposes, including expansion of our sales and customer advocacy organizations, research and development, and working capital. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

      Our common stock has been quoted on the Nasdaq National Market under the symbol "NTRO" since our initial public offering on August 19, 1999. The following table shows the high and low sales prices of our common stock as reported by the Nasdaq National Market for the periods indicated:

                                                               HIGH      LOW
                                                              ------    ------
1999
Third Quarter (beginning August 19, 1999)...................  $45.75    $ 8.00
Fourth Quarter..............................................   51.00     22.06

2000
First Quarter (through February 15, 2000)...................   59.00     34.38

     On February 15, 2000, the last reported sale price for our common stock was $34.88 per share.

                                DIVIDEND POLICY

      We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying any cash dividends in the foreseeable future. In addition, under our loan agreement with Silicon Valley Bank, subject to limited exceptions, we may not pay dividends on our capital stock.

                                 CAPITALIZATION

      The following table summarizes our cash, cash equivalents and short-term investments and our capitalization as of December 31, 1999 as follows:

        - on an actual basis; and

        - as adjusted to reflect the receipt of our estimated net proceeds from this offering at an assumed public offering price of $34.88 per share and after deducting the estimated underwriting discount and offering expenses payable by us.

                                                                   DECEMBER 31, 1999
                                                              ----------------------------
                                                                ACTUAL       AS ADJUSTED
                                                              ----------   ---------------
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                         DATA)
Cash, cash equivalents and short-term investments...........   $ 45,337        $177,137
                                                               ========        ========
Long-term debt and capital leases, net of current portion...      3,633           3,633
                                                               --------        --------
Shareholders' equity:
  Preferred stock, 5,000,000 shares authorized and no shares
     outstanding, actual and as adjusted....................         --              --
  Common stock, 100,000,000 shares authorized; 44,912,773
     shares outstanding, actual; 48,912,773 shares
     outstanding, as adjusted(1)............................    146,490         278,290
  Note receivable from shareholder..........................       (800)           (800)
  Deferred stock compensation...............................     (3,730)         (3,730)
  Accumulated deficit.......................................    (96,404)        (96,404)
                                                               --------        --------
     Total shareholders' equity.............................     45,556         177,356
                                                               --------        --------
          Total capitalization..............................   $ 49,189        $180,989
                                                               ========        ========

---------------

(1) The number of shares of common stock outstanding is based on the actual number of shares outstanding as of December 31, 1999. It excludes:

        - 6,844,460 shares of common stock issuable upon exercise of options outstanding as of December 31, 1999 at a weighted average exercise price of $7.18 per share; and

        - 57,028 shares of common stock issuable upon exercise of warrants outstanding as of December 31, 1999 at a weighted average exercise price of $7.39 per share.

      For more information regarding our equity benefit plans, see "Management -- Stock Plans" and note 9 of notes to consolidated financial statements.

                                    DILUTION

      As of December 31, 1999, our net tangible book value was approximately $45.6 million, or $1.01 per share of common stock. Net tangible book value represents the total amount of our tangible assets less total liabilities divided by the number of shares of common stock outstanding. Without taking into account any other changes in net tangible book value after December 31, 1999, other than to give effect to the receipt by us of the net proceeds from the sale of the 4,000,000 shares of common stock to be sold by us in this offering at an assumed public offering price of $34.88 per share, our net tangible book value, as adjusted, as of December 31, 1999 would have been approximately $177.4 million, or $3.63 per share. This represents an immediate increase in net tangible book value of $2.62 per share to existing shareholders and an immediate dilution of $31.25 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share.....................           $34.88
  Net tangible book value, as adjusted, per share as of
     December 31, 1999......................................  $1.01
  Increase per share attributable to new investors..........   2.62
                                                              -----
Net tangible book value per share after this offering.......             3.63
                                                                       ------
Dilution per share to new investors.........................           $31.25
                                                                       ======

                      SELECTED CONSOLIDATED FINANCIAL DATA

      You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1997, 1998 and 1999, and the balance sheet data as of December 31, 1998 and 1999, are derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the period from November 14, 1994 (inception) to December 31, 1995 and for the year ended December 31, 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from our audited consolidated financial statements not included in this prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                           PERIOD FROM
                                           NOVEMBER 14,
                                               1994
                                          (INCEPTION) TO              YEAR ENDED DECEMBER 31,
                                           DECEMBER 31,     -------------------------------------------
                                               1995           1996        1997        1998       1999
                                          --------------    --------    --------    --------   --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues................................     $    --        $    731    $  5,601    $  5,438   $ 18,185
Cost of revenues........................          --             619       8,273       9,640     14,874
                                             -------        --------    --------    --------   --------
Gross profit (loss).....................          --             112      (2,672)     (4,202)     3,311
                                             -------        --------    --------    --------   --------
Operating expenses:
  Research and development..............       1,598          10,446      15,289      16,143     19,307
  Sales and marketing...................          --           1,293       3,776       4,819      5,794
  General and administrative............         664           1,189       3,500       3,968      6,259
  Amortization of deferred stock
    compensation........................          --              --          --          --      1,104
                                             -------        --------    --------    --------   --------
    Total operating expenses............       2,262          12,928      22,565      24,930     32,464
                                             -------        --------    --------    --------   --------
Loss from operations....................      (2,262)        (12,816)    (25,237)    (29,132)   (29,153)
Other income, net.......................         193             643         703         304        353
                                             -------        --------    --------    --------   --------
Net loss................................     $(2,069)       $(12,173)   $(24,534)   $(28,828)  $(28,800)
                                             =======        ========    ========    ========   ========
Basic and diluted net loss per share....     $(10.61)       $  (4.66)   $  (5.11)   $  (4.07)  $  (1.31)
Shares used to compute basic and diluted
  net loss per share....................         195           2,610       4,798       7,087     21,988
Pro forma basic and diluted net loss per
  share (unaudited).....................                                                       $  (0.71)
Shares used to compute pro forma basic
  and diluted net loss per share
  (unaudited)...........................                                                         40,616

                                                                    DECEMBER 31,
                                                 ---------------------------------------------------
                                                  1995       1996       1997       1998       1999
                                                 -------    -------    -------    -------    -------
                                                                   (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments..................................  $14,350    $13,913    $25,706    $15,128    $45,337
Working capital................................   13,821     12,687     25,657     12,523     44,417
Total assets...................................   15,114     19,833     37,708     26,788     65,814
Long-term debt and capital leases, net of
  current portion..............................       --        556      4,209      4,547      3,633
Total shareholders' equity.....................   14,538     16,127     27,005     13,893     45,556

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      This section contains forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. The following discussion should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.

OVERVIEW

      We are a leading provider of wireless networking equipment used by telecommunications service providers to provide businesses with high-speed telecommunications connections. We were incorporated in 1994 and introduced our first product, the AirMAN system, in 1996. Recognizing the competitiveness of the market for AirMAN products, we decided to devote substantially all of our product development efforts to the AirStar product from 1996 onward. The AirMAN system was designed to provide a dedicated link to connect two high traffic nodes in a network. Unlike the AirMAN system, the AirStar system allows multiple subscribers to communicate with a single base station radio in a point-to-multipoint architecture requiring more advanced technology. We began initial sales of an early 26 GHz AirStar system in Europe in early 1998. With the successful trial shipments of the AirStar system, we discontinued AirMAN in September 1998. We shipped the first trial AirStar systems for 26 GHz in the third quarter of 1998. We then shipped a trial version of a 10 GHz AirStar product in November 1998. Based on our success in field trials and the receipt of limited quantities of AirStar subsystems from our contract manufacturers, we made the 26 GHz AirStar product commercially available in January 1999 and the 10 GHz AirStar product commercially available in October 1999. However, the products were, and continue to be, available only in limited quantities due to manufacturing and capacity constraints. Additionally, we shipped a trial version of a 38 GHz product in September 1999. We also expect to begin customer testing of a preliminary version of a 28 GHz AirStar product in the first quarter of 2000.

      All of our 1997 revenues, approximately 47% of our 1998 revenues and 2% of our 1999 revenues were derived from sales of the AirMAN system. Due to the product transition, revenues declined to $5.4 million in 1998 from $5.6 million in 1997. We had negative gross margins in each quarter of 1997 and 1998 as a result of declining average selling prices in the market for the AirMAN system; however, our 1999 gross margins were positive due primarily to the advent of AirStar product sales.

      Currently, our revenues are generated from sales of AirStar systems through system integrators, local resellers and our direct sales force. In the first quarter of 1998, we entered into a product supply agreement with Siemens. In the third quarter of 1998, we signed a product supply and joint development agreement with Lucent. For 1998 and 1999, international revenues represented approximately 76% and 43% of total revenues. In addition, a substantial portion of our domestic revenues is derived from systems intended for installation in international locations.

      Although we have historically assembled our products in-house, we are currently in the process of outsourcing manufacturing and assembly to contract manufacturers. Solectron began providing us with AirStar subsystems in the first quarter of 1999. In January 1999, we also signed a manufacturing agreement with Microelectronic Technology Inc. to obtain a second source for the AirStar radios and to increase our manufacturing capacity. In August 1999, we received our first AirStar subsystems from this manufacturer. We expect these contract manufacturers to be responsible for most of our volume production in the future. In January 2000, we signed a manufacturing agreement with NEC America to obtain a second source for AirStar digital system components. In December 1999, we received and qualified initial subsystems from this manufacturer.

      System integrators and service providers typically perform numerous tests and extensively evaluate products before incorporating them into networks. The time required for testing, evaluation and design of our products into the service provider's network typically ranges from six to twelve months. If a service provider decides to supply commercial service with our products, it can take an additional six to twelve months before a service provider commences deployment of our products. During the trial period, we sell to service providers a limited number of hubs, consisting of a base station and base radio units, and corresponding subscriber equipment, consisting of the subscriber access system and the subscriber radio unit. The successful completion of this trial phase often results in another sale of additional hubs and subscriber equipment intended for commercial service.

      REVENUES. Our current revenues primarily consist of product revenues from the sale of the AirStar system. Revenues from product sales are generally recognized when:

         - the product has shipped;

         - we have the right to invoice the customer;

         - collection of the receivable is probable; and

         - we have fulfilled all contractual obligations to the customer.

      COST OF REVENUES. Our cost of revenues consists of contract manufacturing costs, material costs, compensation costs, manufacturing overhead, warranty reserves and other direct product costs.

      RESEARCH AND DEVELOPMENT. Research and development expenses consist of compensation costs, the cost of some software development tools, consultant fees and prototype expenses related to the design, development and testing of our products. Our policy is to expense all research and development expenses as incurred. For certain projects we receive third-party research and development funding, which is offset against the related expenses. Gross research and development expenses are costs incurred before offset from third-party research and development funding.

      SALES AND MARKETING. Sales and marketing expenses consist primarily of compensation costs, commissions, travel and related expenses for marketing, sales, customer advocacy and field service support personnel, as well as product management, trade show and promotional expenses.

      GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of compensation costs and related expenses for executive, finance, management information systems, human resources and administrative personnel. These expenses also include professional fees, facilities and other general corporate expenses.

      AMORTIZATION OF DEFERRED STOCK COMPENSATION. Amortization of deferred stock compensation results from the granting of stock options to employees with exercise prices per share determined to be below the estimated fair values per share of our common stock at dates of grant. The deferred compensation that results is being amortized to expense over the vesting periods of the individual options, generally four years. We have recorded total deferred stock compensation of $4.8 million through December 31, 1999.

      OTHER INCOME (EXPENSE), NET. Other income (expense), net consists primarily of interest income earned on low-risk, short-term investments and interest paid on outstanding debt.

      INCOME TAXES. We have not recorded any provision for income taxes for any of the periods presented because we have generated net losses since inception.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1998 AND 1999

      REVENUES. Revenues increased from $5.4 million in 1998 to $18.2 million in 1999, due principally to increased AirStar system sales, which were slightly offset by the final phase-out of

AirMAN sales. Substantially all of the revenues for these years were generated from installations in international locations. Sales to major customers were as follows:

                                                                         % OF TOTAL
                                                       REVENUES           REVENUES
                                                   -----------------    ------------
                                                    1998      1999      1998    1999
                                                   ------    -------    ----    ----
                                                    (IN THOUSANDS)
Alpine-Energie.................................    $1,480    $     *     27%      *%
Imed Link......................................        --      1,792     --      10
Lucent.........................................       873     10,426     16      57
NTL............................................         *      1,767      *      10
Pele-Phone.....................................       541          *     10       *
Siemens........................................       799          *     15       *
                                                   ------    -------     --      --
  Aggregate amount from 10% or greater
     customers.................................    $3,693    $13,985     68%     77%
                                                   ======    =======     ==      ==

>
---------------
* Sales less than 10%.

      GROSS PROFIT (LOSS). Gross profit increased from a loss of $4.2 million in 1998 to a profit of $3.3 million in 1999, principally due to increased AirStar system sales, which typically have a higher margin than predecessor products.

      RESEARCH AND DEVELOPMENT. Research and development expenses increased from $16.1 million in 1998 to $19.3 million in 1999, primarily due to increases in personnel and related compensation costs, prototype material expenses, third-party engineering charges and expenses related to the release of new product features for the AirStar system. Gross research and development expenses increased from $17.0 million in 1998 to $19.9 million in 1999. We expect that continued substantial investment in research and development will be critical to attaining our strategic product and cost reduction objectives.

      SALES AND MARKETING. Sales and marketing expenses increased from $4.8 million in 1998 to $5.8 million in 1999. The increase was primarily due to the significant expansion in sales, technical assistance and field support personnel necessary to support both the pre-sale and post-sale activities associated with the AirStar system. We expect these expenses to continue to increase on an absolute basis as we invest in expanding our sales and customer advocacy organizations.

      GENERAL AND ADMINISTRATIVE. General and administrative expenses increased from $4.0 million in 1998 to $7.4 million in 1999. The increase was primarily due to deferred compensation charges, increased rent and overhead expenses associated with additional facilities, as well as the increased cost associated with being a public company. We expect that the growth of our operations as a public company will continue to require additional personnel and costs.

      OTHER INCOME, NET. Other income, net increased from $304,000 in 1998 to $353,000 in 1999 primarily due to higher interest income from higher average cash balances partially offset by increased interest expense resulting from greater utilization of secured equipment loans and lease and bank financing for working capital.

      NET LOSS. Net loss was relatively constant at $28.8 million from 1998 to 1999 principally due to higher gross profit, offset by increased operating expenses.

YEARS ENDED DECEMBER 31, 1997 AND 1998

      REVENUES. Revenues decreased from $5.6 million in 1997 to $5.4 million in 1998. This decrease was primarily due to the discontinuation of the AirMAN system, which resulted in declining revenues that more than offset the revenues generated from the launch of the AirStar system. Substantially all of the revenues for these years were generated from installations in international locations. Sales to major customers were as follows:

                                                                         % OF TOTAL
                                                        REVENUES          REVENUES
                                                    ----------------    ------------
                                                     1997      1998     1997    1998
                                                    ------    ------    ----    ----
                                                     (IN THOUSANDS)
Alpine-Energie....................................  $  655    $1,480     12%     27%
Lucent............................................      --       873     --      16
o.tel.o...........................................   1,092         *     20       *
PanDacom..........................................   2,181         *     39       *
Pele-Phone........................................   1,172       541     21      10
Siemens...........................................      --       799     --      15
                                                    ------    ------     --      --
  Aggregate amount from 10% or greater
     customers....................................  $5,100    $3,693     92%     68%
                                                    ======    ======     ==      ==

---------------
* Sales less than 10%.

      GROSS LOSS. Gross loss increased from $2.7 million in 1997 to $4.2 million in 1998. This increase was primarily due to pricing pressures and increased warranty reserves for the AirMAN system.

      RESEARCH AND DEVELOPMENT. Research and development expenses increased from $15.3 million in 1997 to $16.1 million in 1998. The increase was primarily due to increases in personnel and related compensation costs, prototype material expenses, third-party engineering charges and expenses related to the trial release of the initial AirStar system. Gross research and development expenses increased from $15.3 million in 1997 to $17.0 million in 1998.

      SALES AND MARKETING. Sales and marketing expenses increased from $3.8 million in 1997 to $4.8 million in 1998. The increase was primarily due to the significant expansion in sales, technical assistance and field support personnel necessary to support both the pre-sale and post-sale activities associated with the AirStar system.

      GENERAL AND ADMINISTRATIVE. General and administrative expenses increased from $3.5 million in 1997 to $4.0 million in 1998. The increase was primarily due to increased rent expense due to relocation to larger facilities, as well as an increase in personnel from 8 to 15.

      OTHER INCOME, NET. Other income, net decreased from $703,000 in 1997 to $304,000 in 1998, primarily due to greater utilization of secured equipment loans and lease and bank financing for working capital.

      NET LOSS. Net loss increased from $24.5 million in 1997 to $28.8 million in 1998 primarily due to increases in operating expenses and negative gross profit.

QUARTERLY RESULTS OF OPERATIONS

      The following tables present unaudited quarterly operating results, in dollars and as a percentage of revenues, for the eight quarters ended December 31, 1999. We believe this information reflects all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of such information in accordance with generally accepted accounting principles. The results for any quarter are not necessarily indicative of results for any future period.

                                                               THREE MONTHS ENDED
                             ---------------------------------------------------------------------------------------
                             MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                               1998       1998       1998        1998       1999       1999       1999        1999
                             --------   --------   ---------   --------   --------   --------   ---------   --------
                                                                 (IN THOUSANDS)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Revenues:
  AirStar..................  $   585    $   650     $   103    $ 1,574    $ 2,133    $ 3,072     $ 4,843    $ 7,691
  AirMAN...................      411      1,627         463         25          9        124         313         --
                             -------    -------     -------    -------    -------    -------     -------    -------
         Total revenues....      996      2,277         566      1,599      2,142      3,196       5,156      7,691
Cost of revenues...........    1,310      2,963       2,523      2,844      1,649      2,522       4,077      6,626
                             -------    -------     -------    -------    -------    -------     -------    -------
Gross profit (loss)........     (314)      (686)     (1,957)    (1,245)       493        674       1,079      1,065
                             -------    -------     -------    -------    -------    -------     -------    -------
Operating expenses:
  Research and
    development............    4,257      4,512       4,430      2,944      4,224      4,959       5,092      5,032
  Sales and marketing......    1,051      1,279       1,262      1,227      1,332      1,231       1,332      1,899
  General and
    administrative.........      913        987         990      1,078      1,752      1,351       1,450      1,706
  Amortization of deferred
    stock compensation.....       --         --          --         --        168        341         298        297
                             -------    -------     -------    -------    -------    -------     -------    -------
         Total operating
           expenses........    6,221      6,778       6,682      5,249      7,476      7,882       8,172      8,934
                             -------    -------     -------    -------    -------    -------     -------    -------
Loss from operations.......   (6,535)    (7,464)     (8,639)    (6,494)    (6,983)    (7,208)     (7,093)    (7,869)
Other income (expense),
  net......................      218        100          38        (52)       (39)       (59)        102        349
                             -------    -------     -------    -------    -------    -------     -------    -------
Net loss...................  $(6,317)   $(7,364)    $(8,601)   $(6,546)   $(7,022)   $(7,267)    $(6,991)   $(7,520)
                             =======    =======     =======    =======    =======    =======     =======    =======
PERCENT OF TOTAL REVENUES:
Revenues:
  AirStar..................       59%        29%         18%        98%        99%        96%         94%       100%
  AirMAN...................       41         71          82          2          1          4           6         --
                             -------    -------     -------    -------    -------    -------     -------    -------
         Total revenues....      100        100         100        100        100        100         100        100
Cost of revenues...........      132        130         446        178         77         79          79         86
                             -------    -------     -------    -------    -------    -------     -------    -------
Gross profit (loss)........      (32)       (30)       (346)       (78)        23         21          21         14
                             -------    -------     -------    -------    -------    -------     -------    -------
Operating expenses:
  Research and
    development............      427        198         783        184        197        155          99         65
  Sales and marketing......      105         56         223         77         62         39          26         25
  General and
    administrative.........       92         43         175         67         82         42          28         22
  Amortization of deferred
    stock compensation.....       --         --          --         --          8         11           6          4
                             -------    -------     -------    -------    -------    -------     -------    -------
         Total operating
           expenses........      625        297       1,181        328        349        247         158        116
                             -------    -------     -------    -------    -------    -------     -------    -------
Loss from operations.......     (656)      (327)     (1,527)      (406)      (326)      (226)       (137)      (102)
Other income (expense),
  net......................       22          4           7         (3)        (2)        (1)         (2)         4
                             -------    -------     -------    -------    -------    -------     -------    -------
Net loss...................     (634)%     (323)%    (1,520)%     (409)%     (328)%     (227)%      (136)%      (98)%
                             =======    =======     =======    =======    =======    =======     =======    =======

      Revenues increased for the quarters ended March 31 and June 30, 1998 due to increased sales volumes driven by AirMAN system discounts. During these quarters, revenues also increased due to AirStar system sales to customers for preliminary stages of our testing program. Revenues decreased for the quarter ended September 30, 1998 primarily due to the discontinuation of the AirMAN system. Revenues increased beginning in the quarter ended December 31, 1998 and throughout 1999 due to AirStar system sales. Gross profit increased beginning in the quarter ended September 30, 1998 through the quarter ended September 30, 1999 due to increased AirStar system sales. Gross profit decreased in the quarter ended December 31, 1999 due to a one time inventory reserve associated with the transition from Release 1 to Release 2 of our AirStar product. Gross profit before the one time reserve remained relatively flat due principally to the continuation of manufacturing variances incurred as we expanded our operations. Research and development expenses decreased in the quarter ended December 31, 1998 primarily due to third-party engineering funding and fluctuations in third-party design and consulting charges and usage of prototype material.

Research and development expenses increased in the quarter ended June 30, 1999 due to fluctuations in third-party design, consulting charges and usage of prototype materials with no offset from third-party engineering funding. Research and development expenses decreased in the quarter ended December 31, 1999 primarily due to an offset from third party research and development funding. Gross research and development expenses increased in the quarters ended September 30, 1999 and December 31, 1999 principally due to expenses associated with the introduction of Release 2 of our AirStar product. Sales and marketing expenses fluctuate on a quarterly basis principally due to seasonal promotional and marketing expenses for trade shows. Sales and marketing expenses increased in the quarter ended December 31, 1999 primarily due to the significant expansion in sales, technical assistance, customer advocacy and field support personnel necessary to support the increase in customers. Increased spending also included compensation costs, travel and increased sales commissions due to higher sales. General and administrative expenses increased in the quarter ended March 31, 1999 due principally to an increase in rent expense resulting from additional office space assumed and one-time vendor contract fees. General and administrative expenses continued to increase through the quarter ended December 31, 1999 primarily due to increased rent and overhead expenses associated with the additional facilities, as well as the increased costs associated with being a public company. Other income decreased from the quarter ended March 31, 1998 through the quarter ended June 30, 1999, due principally to the decline in average cash balances. Other expense increased for the quarters ended June 30 and September 30, 1998 primarily due to greater utilization of secured equipment loans and lease financing and bank financing for working capital.

      We believe that period-to-period comparisons of our operating results are not necessarily meaningful. You should not rely on them to predict future performance. The amount and timing of our operating expenses generally may fluctuate significantly in the future as a result of a variety of factors. We face a number of risks and uncertainties encountered by early stage companies, particularly those in rapidly evolving markets such as the telecommunications and data communications equipment industries. We may not be able to address these risks and difficulties successfully. In addition, although we have experienced revenue growth recently, our revenue growth may not continue, and we may not achieve or maintain profitability in the future.

      Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future. It is likely that in some future quarter our operating results will fall below the expectations of securities analysts and investors. In this event, the market price of our common stock could significantly decline.

      Some of the factors that could affect our quarterly or annual operating results include:

        - our ability to produce products in increasingly larger quantities;

        - our ability to reach the required production volumes and quality levels for our products;

        - our ability to obtain sufficient supplies of sole source or long lead-time components for our products;

        - our ability to achieve cost reductions;

        - the size, timing and frequency of network buildouts, which are typically large and infrequent;

        - the timing and amount of, or cancellation or rescheduling of, orders for our products, particularly large orders from system integrators;

        - our ability to introduce and support new products and to manage product transitions; and

        - a decrease in the average selling prices of our products.

      Our sales cycle, which is typically between six and twelve months, contributes to fluctuations in our quarterly operating results. Further, the emerging and evolving nature of the market for systems such as AirStar may lead prospective customers to postpone their purchasing decisions.

      Most of our expenses, such as employee compensation and lease payments for facilities and equipment, are relatively fixed in the near term. In addition, our expense levels are based, in part, on our expectations regarding future revenues. As a result, any shortfall in revenues relative to our expectations could cause significant changes in our operating results from quarter to quarter. Due to the foregoing factors, we believe period-to-period comparisons of our revenue levels and operating results are not meaningful. You should not rely on our quarterly revenues and operating results to predict our future performance.

LIQUIDITY AND CAPITAL RESOURCES

      As of December 31, 1999, cash and cash equivalents were $7.5 million and short-term investments were $37.9 million. We have a $6.0 million bank line of credit. As of December 31, 1999, borrowings outstanding were $4.3 million and amounts utilized for outstanding letters of credit were $300,000 under this agreement. The line of credit is secured by eligible outstanding accounts receivable and inventory. The borrowings under the line are due in January 2001 and accrue interest at the 30-day LIBOR plus 2.25% or the bank's prime rate, at our option. In addition, we have secured equipment financing which allows a maximum borrowing of $3.0 million of which $1.1 million was available as of December 31, 1999. See note 6 of notes to consolidated financial statements.

      Cash used in operating activities was $25.9 million for the year ended December 31, 1998 and $29.1 million for the same period in 1999. Cash used for operations for both periods was primarily due to the net loss, partially offset by non-cash charges.

      Cash used in investing activities was $2.2 million for the year ended December 31, 1998, primarily due to excess cash invested in short-term investments and capital equipment purchases. Cash used in investing activities was $30.6 million for the year ended December 31, 1999, primarily due to excess cash invested in short-term investments.

      Cash provided by financing activities was $18.5 million and $61.0 million for the years ended December 31, 1998 and 1999, respectively. Cash provided by financing activities for both periods was primarily due to issuances of stock and, to a lesser extent, capital lease and bank financing. Cash provided by financing activities in 1999 includes $41.6 million related to our initial public offering in August 1999.

      We have no material commitments other than obligations under our credit facilities and operating and capital leases. See notes 6 and 7 of notes to consolidated financial statements. Our future capital requirements will depend upon many factors, including the timing of research and product development efforts and expansion of our marketing efforts. We expect to continue to expend significant but smaller amounts on property and equipment related to the expansion of our facilities, and on research and development laboratory and test equipment, as the capital required for volume manufacturing is being committed by our contract manufacturers. We provide six or twelve month forecasts to our contract manufacturers. We generally commit to purchase products to be delivered within the most recent 60 days covered by these forecasts with cancellation fees. As of December 31, 1999, we had committed to make purchases totaling $4.6 million from these manufacturers in the next 60 days. In addition, in specific instances we may agree to assume liability for limited quantities of specialized components with lead times beyond this 60-day period.

      In future periods, we generally anticipate significant increases in our working capital needs on a period-to-period basis primarily as a result of planned increased product revenues. In conjunction with the expected increases in revenues, we expect higher levels of inventory and trade accounts receivable. While we also expect an increase in trade accounts payable and other liabilities, we do not expect that they will offset the increases in inventory and trade accounts receivable.

      We believe that the net proceeds from this offering together with our cash and cash equivalents balances, short-term investments and funds available under our existing line of credit will be sufficient to satisfy our cash requirements for at least the next twelve months. Our management intends to invest our cash in excess of current operating requirements in short-term, interest-bearing, investment-grade securities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      FOREIGN CURRENCY HEDGING INSTRUMENTS. We transact business in various foreign currencies and, accordingly, we are subject to exposure from adverse movements in foreign currency exchange rates. To date, the effect of changes in foreign currency exchange rates on revenues and operating expenses have not been material. Basically, all of our revenues are earned in U.S. dollars. Operating expenses incurred by our German subsidiary are denominated primarily in European currencies. We currently do not use financial instruments to hedge these operating expenses. We intend to assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis.

      We do not use derivative financial instruments for speculative trading purposes.

      FIXED INCOME INVESTMENTS. Our exposure to market risks from changes in interest rates relates primarily to corporate debt securities. We place our investments with high credit quality issuers and, by policy, limit the amount of the credit exposure to any one issuer.

      Our general policy is to limit the risk of principal loss and ensure the safety of invested funds by limiting market and credit risk. All highly liquid investments with a maturity of less than three months at the date of purchase are considered to be cash equivalents; all investments with maturities of three months or greater are classified as held-to-maturity and considered to be short-term investments.

YEAR 2000 IMPACT

      We have not experienced any problems with our computer systems relating to their inability to recognize appropriate dates related to the year 2000. We are also not aware of any material problems with our clients or vendors. Accordingly, we do not anticipate incurring material expenses or experiencing any material operational disruptions as a result of any Year 2000 issues.

                                    BUSINESS

      We are a leading provider of wireless networking equipment used by telecommunications service providers to provide businesses with high-speed telecommunications connections. Our wireless system, called AirStar, features a single central hub providing telecommunications services to multiple points. This point-to-multipoint architecture allows a service provider to connect many of its customers using a single AirStar radio. AirStar is designed to allow telecommunications service providers to offer voice and high-speed data connections to business customers rapidly and cost-effectively. We have engineered AirStar to support broad service rollouts and to operate at radio frequencies licensed for these applications in different countries. AirStar's point-to-multipoint architecture reduces equipment requirements. AirStar also increases efficient use of transmission capacity; instead of allocating a static amount of capacity to every subscriber, AirStar dynamically allocates capacity based on each subscriber's needs at any given moment. We believe that AirStar is one of the first commercially available high-speed wireless telecommunications systems providing integrated voice and high-speed data connections using a point-to-multipoint architecture.

INDUSTRY BACKGROUND

      In recent years, the volume of high-speed data traffic across telecommunications networks worldwide has grown dramatically as the public Internet and private corporate intranets have become essential for communications and e-commerce. International Data Corporation forecasts that the number of Internet users worldwide will grow from approximately 142 million in 1998 to approximately 502 million by the end of 2003. Network traffic volume is increasing not only as a result of this growing user base, but also due to the development of sophisticated multimedia content and the deployment of bandwidth-consuming network applications such as e-commerce. International Data Corporation estimates that 87% of worldwide e-commerce revenue will be generated from business users or business-to-business transactions by 2003. These forms of content and network applications require the transmission of large, bandwidth-intensive files across networks. As users increasingly rely on higher-bandwidth network applications and content for business and personal use, they require cost-effective high-speed connections, which are often unavailable or inadequate over the existing wire-based network.

      Telecommunications deregulation worldwide is creating greatly expanded opportunities for a larger group of service providers to meet the increasing demand for high-speed telecommunications services. Increased deregulation has enabled a large number of telecommunications service providers to provide local telecommunications connections that historically were offered only by a single, often monopolistic, provider in a given geographical region. This opportunity is increasingly global as Europe, Latin America and Japan join the U.S. and the United Kingdom in promoting competition in the market to provide comprehensive local telecommunications services. Many of these new telecommunications service providers are focusing on the deployment of wireless high-speed networks because of the inherent ability of wireless technology to offer service quickly and cost effectively to a large number of subscribers. Furthermore, regulators and local service providers are focused on high-speed, wireless, point-to-multipoint products as a key technology enabler for future high-speed networks, especially in countries where the quality of existing wires would require substantial investment to enable it to carry high-speed services. Frost & Sullivan estimates that the market for point-to-multipoint wireless wide area network equipment for licensed frequencies will be $3.0 billion in 2003.

      In order to enable greater local competition and accelerate the deployment of high-speed networks, the FCC and similar regulators abroad have recently opened up various bands of wireless radio frequencies at 10 GHz and above. These frequency bands have been allocated or awarded in large contiguous blocks and have the potential to support both high-speed data and traditional voice services. In comparison, other lower frequency bands are used for lower transmission capacity cellular phone services. To obtain the rights to frequencies suitable for high-speed services, many service providers have either paid substantial upfront fees, committed to large capital deployments or acquired companies that control these frequencies. Additionally, some cellular phone service operators are seeking to leverage their existing infrastructure by acquiring radio frequency suitable for high-speed services. This radio frequency licensing has given existing and new telecommunications service providers an alternative means to provide high-speed services.

      Although increased demand and deregulation have generated new opportunities for service providers, bandwidth limitations of the last mile have constrained service providers from exploiting these opportunities. The last mile generally represents the link between the service providers' core network and the subscriber. Although many wide area network backbones have been upgraded with fiber optic cable and have utilized technologies that allow operation at speeds up to 9 Gbps, the local access telephone network typically consists of older copper wires originally designed to transmit fixed-speed voice signals at a fraction of that speed. This last mile bottleneck is frustrating a broad base of business users, many of which require symmetrical access to high-speed data that requires transmission at varying speeds.

      Wire-based technologies attempt to solve these bandwidth constraints, but they do not meet the needs of many service providers that are seeking to offer high-speed services to businesses worldwide. Digital subscriber lines and cable modem services have recently been launched by owners of copper wire or coaxial cable infrastructures, or by selected service providers in the U.S. that have been granted regulatory access to those infrastructures. Most digital subscriber line and cable modem deployments, however, offer high-speed, asymmetrical services or slower speed symmetrical services. In the case of digital subscriber lines, speeds can vary with distance and quality of the available wires. Neither of these services satisfies the needs of many businesses that require symmetrical high-speed connections. Additionally, because coaxial cable passes more residences than businesses, and is not deployed in many countries, it is not an alternative for many business users worldwide. High-speed wires leased from the incumbent service provider are available to business users in many countries, but the prices associated with these high-speed connections are often prohibitive, especially outside the U.S. Similarly, fiber optic technology is typically only deployed to solve the bandwidth needs of the largest businesses, where high installation costs can be spread over many users. In short, these wire-based technologies are not cost-effective for many businesses, or they require either substantial upfront capital investment or a high-quality existing wire-based infrastructure.

      Telecommunications service providers with licenses to radio frequencies suitable for high-speed wireless networks worldwide are now seeking to capitalize on deregulation and increased demand to offer high-speed services to subscribers. Many of these service providers target business customers for which alternate high-speed services are unavailable, inadequate or not cost-effective. High-speed wireless technologies can offer immediate coverage of a metropolitan area and can be deployed rapidly without dependence on the quality of or access to existing wire-based networks.

      Although many service providers that have the right to use radio frequencies suitable for high-speed wireless networks recognize the opportunity to meet new demand for integrated voice and high-speed data services, many have been constrained from cost effectively offering these services to a wide base of business users. Historically, most high-speed wireless technologies were only cost-effective for providing a single link to connect two high traffic nodes such as large office buildings where high radio costs can be spread over many users.

      Telecommunications service providers deploying high-speed wireless networks today must differentiate their services to a wide base of business users while effectively competing with services offered by fiber optic cable, digital subscriber lines, cable modems and high-speed wires leased from existing telecommunications service providers. For example, a service provider deploying a high-speed wireless network could offer multiple integrated voice and data services with guaranteed quality levels to maximize revenue from its licensed radio frequency. A service provider that could rapidly offer these services to a broad base of business customers would often have an early-mover advantage in a particular metropolitan market. High-speed wireless solutions implemented by these service providers, however, would need to be reliable and cost-effective to deploy. Although a large market opportunity exists to provide solutions that allow service providers to deploy differentiated services, very few vendors commercially offer high-speed, wireless, point-to-multipoint products to serve this market.

THE NETRO SOLUTION

      We are a leading provider of wireless networking equipment used by telecommunications service providers to provide businesses with high-speed telecommunications connections. We believe that AirStar is a high-quality, flexible system that allows service providers to deploy wireless telecommunications services cost effectively and rapidly. We have engineered AirStar to support broad service rollouts and to operate at radio frequencies licensed for voice and high-speed data connections in different countries. We believe that AirStar is one of the first commercially available, high-speed wireless telecommunications systems to use a point-to-multipoint architecture in providing integrated voice and high-speed data connections. Our AirStar system is designed to provide the following benefits to service providers:

      SERVICE INTEGRATION AND BANDWIDTH ON DEMAND. Our AirStar system employs our proprietary software protocol, CellMAC, which enables flexible and dynamic sharing of capacity among a number of subscribers and services. Many existing high-speed connection technologies are optimized for either voice or data traffic. Voice traffic requires fixed-speed, low-capacity transmissions, while data traffic requires variable-speed, high-capacity transmissions. Consequently, network operators wishing to carry both types of traffic often must choose among setting aside capacity to service peak transmission data traffic requirements, allowing degradation of service during heavy usage, or servicing a smaller number of subscribers. In contrast, service providers using the AirStar system can support voice and high-speed data from the same system without these performance compromises. Additionally, AirStar allows service providers to offer symmetrical high-speed services, with peak transmission rates of up to 16 Mbps to meet the needs of many business users that send and receive large files for e-mail, application hosting, intranet access and e-commerce.

      COST-EFFECTIVE DEPLOYMENT AND OPERATION. AirStar's cost-effective deployment allows a service provider to compete effectively in providing its customers with high-speed telecommunications services. By employing a point-to-multipoint architecture, one AirStar hub radio can serve multiple subscriber radios, which results in lower total radio costs than architectures in which each radio can only communicate with one other radio. AirStar also uses an advanced technology that allows voice and data traffic to be transmitted in adjacent time slots. This architecture reduces duplicate network hardware components such as modems, and thus further lowers overall system costs. In addition, a significant portion of the cost to build an AirStar network is directly related to subscriber growth, allowing the service provider to incur costs concurrently with the subscriber growth. To add subscribers in a sector, a provider simply installs equipment at the subscriber's premises and activates the service remotely. Finally, the AirStar system allows a service provider to optimize the use of radio frequencies and the deployment of equipment by expanding effective transmission capacity.

      QUALITY OF SERVICE AND RELIABILITY. Service providers using AirStar can deploy voice and data services at different price points to different market segments with the option for guaranteed quality of service levels and up to 99.999% availability. AirStar can prioritize transmissions depending on their source and type, and fill available transmission capacity with lower priority transmissions. Furthermore, the AirStar system is engineered to enable service providers to offer the same high reliability and availability for services that traditional service providers have historically offered for voice services. Reliability is accomplished through an error correction algorithm, redundancy and comprehensive network management software.

      RAPID TIME TO MARKET. Service providers using AirStar can achieve rapid time to market for integrated voice and high-speed data connections through AirStar's efficient installation, network management software and ability to dynamically allocate capacity among subscribers. Service providers that we target have typically committed a high level of capital investment to enter the high-speed wireless telecommunications services market, and thus are focused on quickly realizing a return on their investment. Our AirStar system is scalable and allows service providers to rapidly offer new services to existing or incremental subscribers within a coverage area by a simple software command and a radio installation that is automatically configured by the base station with little technician intervention. By installing one AirStar base station, the service provider can attain coverage of many potential subscribers. For example, a typical cell at 26 GHz, the frequency of our current highest-volume product, can cover ranges from 5 to 15 square miles, depending on local conditions, and has a transmission capacity of over 600 Mbps. Compared to other high-speed, wire-based technologies that often require lengthy and expensive upgrades before offering service or do not support integrated voice and symmetrical data services, AirStar allows a service provider to rapidly deploy integrated voice and high-speed data services as demand warrants.

STRATEGY

      Our objective is to be the leading worldwide supplier of wireless, high-speed equipment used by telecommunications service providers. Key elements of our strategy include the following:

      INCREASE DEPLOYMENTS WITH SERVICE PROVIDERS WORLDWIDE. As the needs of service providers evolve, we intend to extend product features to leverage the success achieved at key service providers. We believe that AirStar is one of the first commercially available, high-speed wireless systems with a point-to-multipoint architecture. To date, service providers have deployed the AirStar system in trials, with several commercial pilots. We intend to convert early design wins within our existing service provider base into large-scale commercial deployments. Once completed, we intend to utilize successful deployments at existing service providers as reference accounts for new service providers. We intend to expand aggressively our product marketing and development beyond existing service providers that use the 10 GHz, 26 GHz and 38 GHz frequencies and into new markets domestically and internationally to serve a broader service provider base. For example, we expect to begin preliminary customer testing of our 28 GHz product, allowing us to serve telecommunications service providers that operate at this frequency in the U.S. market.

      INCREASE MANUFACTURING CAPACITY FOR LARGE SCALE DEPLOYMENTS. For large scale deployments customers would require significantly larger quantities of products than we are currently producing. In order to have the capacity available to meet potential future product demands we are actively working with our contract manufacturers to ensure that they can both scale their manufacturing processes to meet our potential needs as well as maintain quality standards at significantly higher volumes. We are also focused on achieving cost reductions as we ramp our manufacturing to ensure lower product prices and costs enable the continued development of the market. As a part of this process we recently entered into a contract with a third contract manufacturer, NEC America, in January of 2000. We are also selectively exploring relationships with additional contract manufacturers.

      PROVIDE COMPETITIVE ADVANTAGES TO SERVICE PROVIDERS. We intend to continue to focus our product development efforts on features that would enable service providers to deploy differentiated, profitable services to their business subscribers. The AirStar system allows service providers to deploy voice and data services to additional subscribers rapidly and cost effectively when demand warrants. As service providers begin to deploy AirStar on a broader basis, we expect they will demand support for additional data and voice services and higher-speed interfaces to increase their market share. We intend to offer new features that will enable service providers to further differentiate their services. For example, we expect to introduce support for additional data and voice services and peak transmission rates of up to 26 Mbps later in 2000.

      CAPITALIZE ON TECHNOLOGY LEADERSHIP TO INTRODUCE NEW PRODUCTS RAPIDLY AND COST EFFECTIVELY. Our AirStar platform can allocate capacity dynamically because it integrates a number of technical capabilities, including millimeter wave radio design, data networking and network management software. We believe integrating these capabilities is highly complex, and we intend to leverage our technology expertise to introduce new products and features rapidly and cost effectively. AirStar's design enables us to reuse protocol software and many common networking elements. As a result, the introduction of products in a new frequency typically requires only relatively simple modifications in the radio elements rather than the extensive development time and costs of entirely redesigned equipment.

      BUILD SALES AND CUSTOMER ADVOCACY INFRASTRUCTURE. We believe the best way to increase product sales and overall market acceptance of the AirStar system is through the development of our own direct sales and customer advocacy infrastructure. Our own direct sales force will allow us to reach customers who have the ability to install, integrate, service and maintain their own systems. Our direct sales force also helps us build long-term relationships with service providers whether they are customers of ours or of our system integrators. We plan to work closely with our system integrators and service providers to enable them to provide their own primary and secondary tiers of support for the AirStar system while our engineers and customer service personnel will provide backup support on a 24-hour, 7-day basis. As a result, we intend to be in a position to scale our business rapidly as service providers worldwide transition from trials to commercial deployments.

      STRENGTHEN RELATIONSHIPS WITH LEADING COMMUNICATIONS EQUIPMENT VENDORS. We intend to build on our success with Lucent and Siemens to meet the needs of service providers seeking to deploy large-scale networks and to expand our service provider base. Our relationships with these vendors enable service providers deploying AirStar to receive services to integrate our equipment in their network, and to receive an increased level of customer service. We believe the provision of these services can facilitate broader deployments worldwide. We further believe that leading communications equipment vendors with a global sales presence are in the strongest position to provide service providers with integration services and support. Thus, we believe strengthening these relationships and selectively establishing new relationships will facilitate increased volume deployments of our products in the global market.

PRODUCTS

      The AirStar system is typically deployed in a hub and spoke layout. Each central hub can provide immediate wireless coverage of a particular area, with the coverage area depending on the licensed frequency, local conditions and the level of service availability chosen by the service provider. The AirStar system consists of integrated network and millimeter wave radio components located at a central hub and at multiple subscriber locations. AirStar components at the hub consist of the base station and the base radio unit. AirStar components at a subscriber's premises consist of a subscriber access system and a subscriber radio unit. The AirView Link Explorer network management software is typically used at the service provider's switching center, where it is used to remotely monitor and manage the subscriber and the hub equipment. The table below shows the coverage statistics for a typical installation and configuration of one hub under common local conditions in the geographic regions where we expect many of our products to be deployed.

                                                            COVERAGE
                                                              AREA
                                                            (SQUARE
                                 FREQUENCY                   MILES)
                                 ---------                  --------
                                  10 GHz                   110 - 275
                                  26 GHz                     5 - 15
                                  28 GHz                     4 - 11
                                  38 GHz                     2 - 6

      The base radio units at the hub site send and receive simultaneous high-speed transmissions from multiple subscriber radio units. The system schedules transmissions from each subscriber on a packet-by-packet basis. The base station prioritizes the transmissions and allocates just enough bandwidth or time slots to complete the transfer of each packet. The base station and the subscriber access system process and manage the information transmitted by the radio components over the air.

Security of the transmissions over the air is achieved through discrete identifiers for each of the subscriber access systems and scrambling of the digital transmission through our air interface protocol. This traffic is processed and delivered to the service provider's switching center, where the voice and data traffic is connected to the public switched telephone network for voice, and to the Internet or other public networks for data.

      The following diagram depicts a high-speed wireless network using our AirStar system.

                                    [CHART]
   Diagram and captions on page 35 of the S-1 form:
   1. Left: A diagram depicting the "Subscriber Premises" with a "Netro AirStar Subscriber Radio Unit" connected to a "Netro AirStar Subscriber Access System" connected to a PBX (which in turn is connected to three telephones and a fax), a Router (Frame Relay) and a Computer "LAN". We believe the Subscriber Radio Unit points to a Netro AirStar Base Radio Unit in the adjacent Left Central Station.
   2. Left Central Section A diagram depicting a "Netro AirStar Base Radio Unit" connected to a Netro AirStar Base Station (with arrows noting the BMU, the BSC and the BSS). The diagram depicts the "Central Hub". The Base Station is connected through "fiber" to a cloud and a computer monitor. "Netro AirView Link Explorer Network Management Software" is in the right Central Section.
   3. Right Central Section and Right Section. A diagram depicting the "backbone" with a cloud depicting traffic from the Base Station being converted into several networks depicted by clouds: Internet, Frame Relay, PSTN, TDM, Mobile Switching Center and ATM.

      BASE STATION. Each hub can be configured to provide full redundancy, as required by telecommunications service providers, for each of the base station components and the base radio units. A typical base station configuration requires a single base station shelf, which houses several base sector controllers, and is connected to several base modem units. We believe the design of the base station allows more redundant configurations compared to competing solutions that require much more space. We are currently developing a simplified base station shelf together with a card that integrates the base sector controller functions with some of the functions that are currently performed by third party shelf components. We expect this shelf and this card to be available for customer testing in the first half of 2000.

        - The base station shelf is a chassis that houses the base sector controllers and the base modem module. The base station shelf aggregates traffic from multiple base sector controllers and enables them to interface with public voice and data networks. It provides network interfaces to these wide area networks at rates from 34 Mbps or 45 Mbps to 155 Mbps.

        - The base sector controller controls activity within each sector of a given hub coverage area by managing traffic received from multiple subscribers. These functions combine to provide network management and routing within sectors of the coverage area. The base station controller supports the CellMAC protocol in hardware and software and concen-trates traffic to the external network. It has built-in remote management agents that use the simple network management protocol to manage and monitor network devices. The base station controller also enables redundancy support and switching.

        - The base modem module works together with the base radio unit that covers a particular sector. It converts air signals into a digital bit stream.

      BASE RADIO UNIT. The base radio unit is a radio transceiver with a single, built-in sector antenna. It is compact and lightweight, has a low profile and is easy to install and align. The base radio unit transmits to and receives signals from the subscriber radio unit. A typical base station configuration would require four base radio units for 360-degree coverage. We are currently testing a new release that supports smaller sectors that will enable higher transmission capacity in some configurations. We expect this release to be available to our customers later in 2000.

      SUBSCRIBER RADIO UNIT. The subscriber radio unit is a radio transceiver with a single directional antenna. We offer the subscriber radio unit with built-in or external antennas. It is compact and lightweight, has a low profile and is easy to install and align. The subscriber radio unit transmits to and receives signals from the base radio unit.

      SUBSCRIBER ACCESS SYSTEM. The subscriber access system provides the subscriber premises interfaces and translates voice and data traffic into packets for air transmission in a CellMAC format to and from the base station. It supports the following features:

        - Software interfaces to several communications protocols and user interfaces. We recently released a new version of our software that adds dynamic allocation of capacity for additional voice protocols and data interfaces.

        - Ability to request, through the CellMAC air interface protocol, and support high-speed sustained transmission up to rates in excess of 3 Mbps to and from the base station and peak transmission rates of up to 16 Mbps. We are currently testing a new release that supports peak transmission rates of up to 26 Mbps. We expect this release to be available to our customers in 2000.

        - Remote monitoring of the subscriber radio units.

      AIRVIEW LE. All components of the AirStar network are managed remotely by our AirView Link Explorer software. With AirView LE, a subscriber radio unit can be added to the network independently, saving configuration and installation time, and subscriber access system software upgrades can be supported remotely. AirView LE provides remote monitoring of all configuration items and alarms. We are currently testing a new release that enables AirView to interface with leading third-party network management systems, enabling service provisioning, fault management, performance monitoring and simultaneous access by multiple network operators. We expect this release to be available to our customers later in 2000. This remote and simultaneous access capability supports the management of regional or national networks.

TECHNOLOGY

      We believe we have developed industry-leading technologies, including CellMAC software and hardware implementations, an advanced networking architecture, radio transmission technology and networking software capabilities. We first commercialized these technologies in the form of our AirStar family of products by focusing on the service provider's needs.

      CELLMAC PROTOCOL. We believe our proprietary CellMAC protocol maximizes the benefit of our point-to-multipoint architecture, and advanced peak traffic management techniques. CellMAC schedules transmissions from each subscriber in very small increments. It allows subscribers to request additional capacity from the base station for peak demand data services through a capacity reservation mechanism that requires little wasted radio frequency. The base station can prioritize the requests according to service level agreements and allocates just enough capacity or time slots to enable the transfer of each transmission. Traffic from each subscriber terminal shares the capacity, as necessary, to fulfill the quality of service for each subscriber.

      ASYNCHRONOUS TRANSFER MODE ARCHITECTURE. We have implemented an air interface that utilizes asynchronous transfer mode, a communications protocol, to efficiently combine voice and data onto a single stream. CellMAC is our implementation of this protocol over the air. We believe that we are using the only standardized technology that can transport voice and data traffic simultaneously and maintain a guaranteed quality of service for each traffic type. Using this architecture, capacity for services can be provided based on average throughput requirements rather than peak throughput requirements. As a result, the capacity of the transmission is increased, resulting in better use of radio frequency and thus lower equipment expenditures.

      PEAK DEMAND MODULATION AND MILLIMETER WAVE RADIO TECHNOLOGY. Since our inception, we have worked extensively on radio designs and volume manufacturing processes to create robust yet cost-effective radios that support advanced radio technology and peak demand transmission capabilities. The current AirStar radios are our third generation design.

      SYSTEM AND SERVICES SOFTWARE. Our software architecture and use of object-oriented design principles for both real-time and network management software are key to making our AirStar software modular and adjustable to additional communications protocols. Our software extends the ability of the AirStar system to enable the inter-working of voice protocols and support the concentration of voice traffic. In a recent software release we extended the capabilities of the CellMAC protocol to provide dynamic allocation of capacity to voice services.

SALES AND MARKETING

      We have sales representatives in Brazil, France, Germany and the United Kingdom, as well as in Atlanta, Georgia and in our corporate headquarters in San Jose, California. We sell our products through worldwide system integrators, our direct sales force and local resellers. We have established relationships with two leading system integrators, Lucent and Siemens. We have worked with these system integrators in development of end-to-end network management systems and radio planning tools. Our system integrators typically have the means to provide vendor financing of equipment and may do so in situations where our equipment is purchased as part of the total network. For some service providers, this financing is a necessary part of the total solution.

      We also target key strategic accounts with our direct sales force, which has become an increasingly important part of our sales strategy. In determining which accounts are appropriate for direct sales, we try to identify those that are key early adopters that can help drive our product feature sets in a manner that will better address the needs of the marketplace as a whole. These customers have the ability to install, integrate, service and maintain their systems themselves. Regardless of the actual distribution channel that services the account, our direct sales force maintains contact with the service provider and the system integrator account team. This contact keeps us close to the evolving needs of the service providers and helps ensure that we are well positioned within each account. In some markets, we have established distribution relationships with local resellers that also provide support and maintenance to the service providers they cover.

      Our marketing group provides marketing support services for our executive staff, our direct sales force and for our system integrators and resellers. Through our marketing activities, we provide technical and strategic sales support to our direct sales personnel and system integrators or resellers including in-depth product presentations, technical manuals, sales tools, pricing, marketing communications, marketing research, trademark administration and other support functions.

      Our marketing group is also responsible for product management activities throughout each product's lifecycle. These include the definition of product features, approval of product releases, specification of enhancements to our product and service offerings, and determination of future product platforms.

SYSTEM INTEGRATOR ALLIANCES

      We have established important relationships with two worldwide system integrators to facilitate the deployment of our products and to meet the requirements of service providers with end-to-end network integration as they seek to deploy our high-speed wireless access solution.

      - Lucent. Under a product supply agreement we signed with Lucent in October 1998 after extensive qualifying and testing of our AirStar product, Lucent will sell and market our AirStar equipment on a non-exclusive basis for a period of up to three years, with an option to extend this initial period. Lucent is currently marketing the AirStar product under the name Lucent OnDemand. We have agreed to manufacture and sell our products to Lucent and to provide Lucent with technical support and assistance in the development of customer proposals. Lucent offers the OnDemand solution as part of an end-to-end solution with a complete suite of support services, NetCare(R), that includes planning, design and consulting, network implementation and integration and administration services and tools as well as comprehensive support.

      - Siemens. Under a product supply agreement we entered into with Siemens in January 1998, Siemens and some of its affiliates will sell and market our products on a non-exclusive basis for a period of up to five years and we will manufacture and sell these products. Siemens is currently marketing the AirStar product under the name Siemens SRA MP. Siemens sells our products as part of an integrated network solution and is a shareholder of Netro.

      We are selectively considering alliance opportunities with additional system integrators.

CUSTOMERS

      We target service providers worldwide that have rights to wireless spectrum suitable for high-speed services or are planning to acquire rights to deliver high-speed services to subscribers. We began shipping the trial AirStar system to service providers in the third quarter of 1998. Our direct sales in most cases are to our system integrators, Lucent and Siemens, or to distributors that in turn sell to service providers. The AirStar system is currently deployed in 44 trials, 8 of which are commercial pilots. These trials and commercial pilots are being conducted by 32 service providers, system integrators and enterprises in 24 countries worldwide. The following is a partial list of service providers or enterprises that have purchased or deployed our AirStar system, either as a trial system or to carry traffic to subscribers, and the locations of their deployments. In each case, we have recognized revenues in excess of $90,000.

    Advanced Radio Telecom (Norway)
    Airtel (Spain)
    Albacom (Italy)
    Broadnet (Belgium, Germany)
    Byblos Bank (Lebanon)
    COMSAT Peru, S.A.(Peru)
    Formus Communications, Inc. (Belgium,
    Hungary)
    Future Communications Company
    (Kuwait)
    Infostrada (Italy)
    Saudi Telecom (Saudi Arabia)
    NTL (U.K.)
    OTE (Greece)
    Retevision (Spain)
    RSL Communications (Austria)
    StarOne (Germany)
    TechTel (Argentina)
    Winstar (Holland, Argentina)

      We also have trials with service providers in the U.S., Germany and Japan and system integrators in the U.S. and Europe. During 1997, 1998 and 1999, our five largest customers accounted for more than 50% of our revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

OPERATIONS AND MANUFACTURING

      Our manufacturing activities, based in our San Jose facility, consist primarily of pilot manufacturing, final testing and system staging. Our strategy is to outsource manufacturing to contract manufacturers, which have the expertise and ability to achieve cost reductions associated with volume manufacturing and to respond quickly to customer orders while maintaining high quality standards. This also serves to turn some of our fixed costs into variable costs and enables us to enjoy the purchasing efficiencies of these larger manufacturers. We have manufacturing contracts in place with Solectron California Corporation, Microelectronic Technology Inc. of Taiwan and NEC America. Microelectronic Technology Inc. manufactures millimeter wave radio equipment, Solectron manufactures both millimeter wave radio equipment digital system components and NEC America manufactures digital systems components. Our agreement with Microelectronic Technology Inc. makes us their exclusive customer for terrestrial point-to-multipoint millimeter wave radio equipment, provided we meet annual purchase minimums. We are selectively considering adding new contract manufacturers to expand our manufacturing capacity and better control manufacturing costs.

      Our operations and manufacturing groups facilitate technology transfer between our research and development group and the contract manufacturers. We may also use our manufacturing operation to expedite the sales cycle before the full product release to external manufacturers.

RESEARCH AND DEVELOPMENT

      We believe that our extensive experience designing and implementing high-quality network and radio components and system software has enabled us to develop high-value integrated systems solutions. As a result of these development efforts, we believe we have created an industry-leading platform for cost-effective high-speed wireless voice and data delivery with dynamic allocation of capacity.

      We believe that our future success depends on our continued investment in research and development in core radio, networking and software technologies, and we expect to continue to invest a significant portion of revenues in this area. Our research and development expenses for 1997, 1998 and 1999 were $15.3 million, $16.1 million and $19.3 million. We are committed to an ongoing new product development program that is based on an assessment of service providers' needs and technological changes in the communications market. We are currently investing significant resources in enhancing our network management software, integrating base station components, extending the capabilities, frequencies and capacity of AirStar's transmission, improving performance and accelerating cost reduction.

CUSTOMER ADVOCACY

      A high level of continuing service and support is critical to our objective of developing long-term customer relationships. We have recently merged our customer support functions with our quality assurance group to consolidate all respects of our customer service, satisfaction and quality assurance initiatives into a customer advocacy group. Our customer advocacy organization is based in our San Jose headquarters. We also have a customer support presence in Germany and the United Kingdom. Our customer advocacy organization in San Jose serves as the interface to our research and development group to highlight certain problems and also provides information about customers' needs to the marketing and research and development organizations. Our customer support model consists of three tiers of support:

        - local problem isolation, which provides for on-site problem identification and resolution of relatively simple issues;

        - fault isolation and repair, which provides for consultation and instruction by technicians trained by product experts; and

        - expert level support from product engineering experts for the resolution of problems not remedied by the first two levels of support.

      Our main focus is to provide system integrators with the ability to provide local support worldwide to service providers, including training, spare parts, maintenance and installation. As most of the hands-on support is provided through system integrators, local resellers or the service providers themselves, we focus on offering various training courses to enable system integrators and service providers to perform both local problem isolation and fault isolation and repair. When the sale is direct to the service provider, the service provider typically assumes responsibilities for both local problem isolation and fault isolation and repair tiers. Currently, the majority of our service and support activities are related to training and installation support for service providers. These services are provided directly at customer installations by our customer advocacy group or remotely by our San Jose headquarters team.

      We have a number of flexible hardware and software maintenance and customer support programs available for products beyond the applicable warranty period, depending on our customer preferences. In the case of trials, we offer an evaluation support package, where training, installation and acceptance testing are delivered within specific time frames. These activities are usually performed on-site by our personnel. As more trials begin carrying commercial traffic, we will migrate the support capabilities to off-hours, 24-hour, 7-day support, and continue to provide expert level support for service providers and system integrators.

COMPETITION

      The market for high-speed, wireless, point-to-multipoint telecommunications equipment is rapidly evolving and highly competitive. Increased competition is likely to result in price reductions, shorter product life cycles, reduced gross margins, longer sales cycles and loss of market share, any of which would adversely affect our business. As a provider of high-speed wireless telecommunications equipment, we compete with a number of large telecommunications equipment suppliers including Alcatel, Ericsson, Hughes, Marconi, Newbridge, Nortel and Spectrapoint, a joint venture between Cisco and Motorola, as well as with smaller start-up companies. In addition, well capitalized companies such as Nokia are potential entrants into the market. As a technology for providing telecommunications services to businesses and consumers, high-speed wireless solutions compete with other high-speed solutions, such as digital subscriber lines, fiber optic cable, cable modems and high-speed wires leased from traditional telecommunications service providers and satellite technologies.

      We expect competition to persist and intensify in the future. Many of our competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources and more established distribution channels. These competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion, sale and financing of their products than we can. Our competitors may also attempt to influence the adoption of standards that are not compatible with our current architecture. Our larger, more established competitors may have more influence with standards setting bodies than we do. In addition, if standards other than ours are adopted, this may require us to incur additional development and integration costs and may delay our sales efforts.

      Some of our competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to gain customer market share rapidly. These competitors may enter our existing or future markets with solutions that may be less expensive, provide higher performance or additional features or be introduced earlier than our solutions. We also expect that other companies may enter our market with better products and technologies. If any technology that is competing with ours is more reliable, faster or less expensive or has other advantages over our technology, then the demand for our products and services would decrease, which would seriously harm our business.

      We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that may supplant or provide lower cost alternatives to our products. To be competitive, we must continue to invest significant resources in research and development, sales and marketing and customer support. We cannot be sure that we will have sufficient resources to make these investments or that we will be able to make the technological advances necessary to be competitive. As a result, we may not be able to compete effectively against our competitors.

INTELLECTUAL PROPERTY

      We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. We presently have two issued U.S. patents, and two patent applications pending, with more in process. AirView, AirMAN and AirStar are our registered trademarks. CellMAC, Netro and the Netro logo are our trademarks. Every other trademark, trade name or service mark appearing in this prospectus belongs to its holder.

      Despite our efforts to protect our proprietary rights, existing copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to protect our proprietary rights against unauthorized third-party copying or use. Furthermore, policing the unauthorized use of our products is difficult. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our future operating results.

PROPERTIES

      We sublease an approximately 66,000 square foot facility in San Jose, California, which we use for executive offices and for administrative, engineering, product development, manufacturing and sales and marketing purposes. The sublease for this facility expires in September 2001.

EMPLOYEES

      As of December 31, 1999, we employed approximately 169 full-time employees and 37 contract personnel. Our full-time employees include 53 people in operations and manufacturing, 69 in engineering, 30 in sales, marketing and customer advocacy, and 17 in finance and administration. None of our employees is represented by collective bargaining agreements, and we consider relations with our employees to be good.

LEGAL PROCEEDINGS

      The Company is not currently a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

      Our executive officers, directors and other key employees and their ages as of February 17, 2000 are as follows:

                   NAME                     AGE                  POSITION(S)
                   ----                     ---                  -----------
Richard M. Moley..........................   60   Chairman of the Board of Directors
Gideon Ben-Efraim.........................   57   President, Chief Executive Officer and
                                                  Director
Michael T. Everett........................   50   Executive Vice President and Chief
                                                  Financial Officer
Matthew Powell............................   45   Senior Vice President, Worldwide Sales
John Perry................................   52   Chief Technology Officer and Vice
                                                  President, Engineering
Stuart Feeney.............................   35   Vice President and Chief Scientist
Cynthia M. Hillery........................   45   Vice President, Marketing
Francis Ngai..............................   48   Vice President, Customer Advocacy
Man Wong..................................   47   Vice President, Operations
Zohar Lotan...............................   51   Vice President, Technical Support
James Hannigan............................   54   Vice President, Software Engineering
David Cassens.............................   43   Vice President, Radio Engineering
Robert Benattar...........................   40   Vice President, European and African Sales
Peter Carson..............................   52   Vice President, Americas Sales
Thomas R. Baruch..........................   61   Director
Neal Douglas..............................   41   Director
Irwin Federman............................   64   Director
John L. Walecka...........................   40   Director
Robert J. Wynne...........................   57   Director

      RICHARD M. MOLEY has been a director since November 1997 and Chairman of the Board of Directors since March 1998. Since August 1997, Mr. Moley has been a private investor. From July 1996 to August 1997, he served as Senior Vice President, Networking and as a director of Cisco Systems, Inc., following Cisco Systems' purchase of StrataCom, Inc., where he was, from June 1986 to July 1996, Chairman of the Board, Chief Executive Officer and President. Mr. Moley serves on the boards of directors of Linear Technology Corporation, a designer and manufacturer of linear integrated circuits, Echelon Corporation, a developer of control network hardware and software products, and several privately held companies.

      GIDEON BEN-EFRAIM has served as our President, Chief Executive Officer and a director since founding Netro in November 1994. From November 1994 to March 1998, Mr. Ben-Efraim was also Chairman of the Board of Directors. Prior to joining Netro, Mr. Ben-Efraim was a founder of and Executive Vice President, Engineering and Business Development at P-Com Inc., a digital microwave radio company, from June 1991 to November 1994. Mr. Ben-Efraim received a B.S. in Industrial Engineering and Management from Tel Aviv University.

      MICHAEL T. EVERETT has served as our Chief Financial Officer since joining Netro in March 1997, at which time he was appointed Senior Vice President. He has served as our Executive Vice President since January 1999. From December 1996 to February 1997, he served as Executive Vice President and Chief Financial Officer at Diva Communications Inc. Mr. Everett spent ten years at Raychem Corporation, a telecommunication and electronic components supplier, from April 1987 to November 1996, as General Counsel and Chief Financial Officer, and most recently, Senior Vice President, Asia. Mr. Everett received a B.A. from Dartmouth College and a J.D. from the University of Pennsylvania Law School.

      MATTHEW POWELL has served as our Senior Vice President, Worldwide Sales since March 1998. Prior to joining Netro, Mr. Powell served as Director of Marketing at Cisco Systems from February 1997 to March 1998 and in various sales management positions at StrataCom from 1986 to February 1997. Mr. Powell received a B.A. from Tulane University and an M.B.A. from The Wharton School, University of Pennsylvania.

      JOHN PERRY has served as our Chief Technology Officer and Vice President, Engineering since joining Netro in September 1998. Prior to joining Netro, Mr. Perry served as Vice President, Engineering at Diva Communications Inc. from January 1996 to September 1998, and Vice President, Engineering at Ericsson Raynet from October 1993 to December 1995. Mr. Perry received a Bachelor's degree in Electrical Engineering and Device Electronics from the University of Hertfordshire, England.

      STUART FEENEY has served as our Vice President and Chief Scientist since December 1999. Prior to that time, he served in radio engineering positions of increasing responsibility since joining Netro in May 1995. Prior to joining Netro, Mr. Feeney served as Director of System Engineering at P-Com from June 1992 to May 1995. Mr. Feeney received a Bachelor's degree in Applied Physics from the University of Salford, England, and a general business education from the University of Manchester Institute of Science and Technology.

      CYNTHIA M. HILLERY has served as our Vice President, Marketing since April 1997. From May 1996 until April 1997, Ms. Hillery served as our Vice President, Networking Products. Prior to joining Netro, Ms. Hillery served in various sales and marketing positions at Network Equipment Technologies, a networking products manufacturer, from January 1987 to May 1996, including as Senior Director of Product Management from September 1994 to May 1996. Ms. Hillery received a B.A. from the University of California, Berkeley and a Ph.D. from the University of Chicago.

      FRANCIS NGAI has served as our Vice President, Customer Advocacy since July 1999. Prior to joining Netro, Mr. Ngai was Director of Customer Support at Heuristic Physics Laboratory, from October 1998 to June 1999. From September 1995 to September 1998, he was the Director of Customer Satisfaction at GaSonics International, a semiconductor equipment manufacturer. From October 1989 to August 1995, Mr. Ngai was a Manager of Service Business for IBM. Mr. Ngai received a B.Sc. from the University of South Carolina and a M.Sc. from Stanford University in electrical engineering.

      MAN WONG has served as our Vice President, Operations since joining Netro in May 1999. Prior to joining Netro, Mr. Wong was Director of Operations at GaSonics International Corporation from March 1996 to May 1999. From October 1993 to March 1996, Mr. Wong was the Manufacturing Engineering and Advanced Development Manager at Litton Electron Devices Division. Mr. Wong received a B.S. in Physics from The Chinese University, Hong Kong, an M.B.A. from Golden Gate University, and an M.Sc. and Ph.D. in Physics from the University of Waterloo (Canada).

      ZOHAR LOTAN joined Netro in April 1995 as Director of Engineering and acting Vice President, Engineering. In May 1996, he joined the marketing team as Senior Director for Program Management and became Vice President, Customer Service in September 1998 and Vice President, Technical Support in July 1999. Prior to joining Netro, Mr. Lotan managed a software design team at Nortel from August 1988 to April 1995, developing wireless and ISDN communications. Mr. Lotan received a B.Sc. degree in Electrical Engineering from the Technion, Israel Institute of Technology and M.Sc. degree in Engineering Economic Systems from Stanford University, California.

      JAMES HANNIGAN has served as our Vice President, Software Engineering since June 1999. Prior to joining Netro, Mr. Hannigan served as Vice President, Software at Cisco Systems from May 1998 to May 1999. From March 1982 to June 1997, he was at Tandem Computer, in various engineering positions, including as Vice President, Software Development for the non-stop software division. Mr. Hannigan received a B.Sc. in Mathematics from California Polytechnic University in San Luis Obispo.

      DAVID CASSENS has served as our Vice President, Radio Engineering since December 1999. Prior to becoming Vice President, Mr. Cassens served as our Director of Radio Products from February 1998. Prior to joining Netro, Mr. Cassens served in various positions at P-Com, Inc. from April 1992 to December 1997, including Vice President of Engineering. Mr. Cassens received a B.S. in Physics from Eastern Oregon State College, a B.S. in Electrical Engineering from Oregon State University, and an M.Sc. in Electrical Engineering from Stanford University.

      ROBERT BENATTAR has served as our Vice President, European and African Sales since October 1999. Prior to that position, Mr. Benattar was our Director of Southern European Sales, where he was responsible for developing Netro's business in Spain, Portugal and Italy. Prior to joining Netro, Mr. Benattar was General Manager at Synoptics, Inc. from January 1991 to May 1994 and Sales Director/Director Northern Europe at StrataCom, Inc. from June 1994 to September 1996, and Director, Southern Europe at Xylan Corporation from October 1996 to April 1998. Mr. Benattar received a B.A.C., I.F.O.P., and D.E.S.E. from the University of Paris.

      PETER CARSON has served as our Vice President, Americas Sales since January 2000. From April 1993 to November 1999, Mr. Carson was Vice President-General Manager of Raychem Corporation's worldwide Transportation Electronics Division. Prior to that, he was in charge of Raychem's Interconnect Division from April 1989 to March 1993. Mr. Carson received a B.S. from Vanderbilt University in Materials Engineering and an M.B.A. from Harvard University.

      THOMAS R. BARUCH has been a director since November 1994. Mr. Baruch has been a General Partner in CMEA Ventures, a venture capital firm, since 1988. Mr. Baruch is also a Special Partner in New Enterprise Associates, a venture capital firm. Prior to joining CMEA, Mr. Baruch was the President and Chief Executive Officer of Microwave Technology, Inc., from 1983 to 1988. Mr. Baruch serves on the boards of directors of Physiometrix Inc., a developer and manufacturer of non-invasive advanced medical products, Symyx Technologies, Inc., a developer of industrial materials, and several privately held companies.

      NEAL DOUGLAS has been a director since June 1995. Mr. Douglas has been a General Partner of AT&T Ventures, a venture capital firm, since January 1993, and Managing General Partner of Spectrum Equity Investors, a venture capital firm, since January 2000. From May 1989 to January 1993, Mr. Douglas was a partner of New Enterprise Associates, a venture capital firm. Mr. Douglas currently serves on the boards of directors of Software.com, a provider of scalable, high performance messaging software applications for providers of Internet communications and services, Cellnet Data Systems, Inc., a provider of fixed network wireless information services, FVC.COM, an Internet video applications company, Tut Systems, Inc. a provider of products that enable high speed data transmissions over copper wires, and several privately held companies.

      IRWIN FEDERMAN has been a director since June 1995. Mr. Federman has been a general partner of U.S. Venture Partners, a venture capital firm, since 1990. Mr. Federman serves on the boards of directors of CheckPoint Software Technologies, Inc., a network security software company, Komag Incorporated, a disk drive media manufacturer, MMC Networks, Inc., a developer and supplier of network processors, QuickLogic, Inc., a semiconductor company, and SanDisk Corporation, a solid-state memory system company.

      JOHN L. WALECKA has been a director since November 1995. Mr. Walecka is a founding partner at Redpoint Ventures, a venture capital firm formed in September 1999. From 1990 to September 1999, Mr. Walecka was a general partner at Brentwood Venture Capital, a venture capital firm. Mr. Walecka serves on the boards of directors of Rhythms NetConnections Inc., a service provider using digital subscriber line technology, Vitria Technology, Inc. a provider of integration software, and several privately held companies.

      ROBERT J. WYNNE has been a director since February 2000. Mr. Wynne has served as a consultant to Sony Pictures Entertainment since January 2000. Prior to that time, he served Sony Pictures Entertainment in a variety of roles including most recently as Co-President and Chief Operating Officer. He joined Sony Pictures Entertainment in November 1995 as Corporate Executive Vice President. Prior to joining Sony Pictures Entertainment, Mr. Wynne was a founder and partner of

Hill Wynne Troop & Meisinger, a law firm. Mr. Wynne serves as a member of the board of directors of, or as an advisor or consultant to, several privately held companies and venture funds.

BOARD COMPOSITION

      We currently have authorized seven directors. In accordance with the terms of our articles of incorporation, effective upon the closing of this offering, the terms of office of the directors are divided into two classes:

        - class I, whose term will expire at the annual meeting of shareholders to be held in 2000 or a special meeting held instead of that annual meeting; and

        - class II, whose term will expire at the annual meeting of shareholders to be held in 2001 or a special meeting held instead of that annual meeting.

      The class I directors are Messrs. Baruch, Douglas and Federman; the class II directors are Messrs. Ben-Efraim, Moley, Walecka and Wynne. Each director will be elected to serve from the time of election until the second annual meeting following election or special meeting held instead of an annual meeting. Our articles of incorporation provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships will be distributed between the two classes so that, as nearly as possible, each class will consist of one-half of the directors. Directors of Netro may be removed for cause by the vote of the holders of a majority of the common stock, and without cause by the holders of two-thirds of the common stock.

BOARD COMPENSATION

      We do not currently compensate our directors, but directors are reimbursed for out-of-pocket expenses incurred in connection with Netro business. Our directors are eligible to participate in our 1996 stock option plan and, to the extent that a director is an employee of Netro, to participate in our 1999 employee stock purchase plan. Our directors who are not employees also receive periodic stock option grants under our 1997 directors' stock option plan.

BOARD COMMITTEES

      COMPENSATION COMMITTEE. The compensation committee currently consists of Messrs. Baruch and Walecka. The compensation committee:

        - reviews and approves the compensation and benefits for our executive officers;

        - grants stock options under our stock option plans; and

        - makes recommendations to the board of directors regarding such matters.

      AUDIT COMMITTEE. The audit committee currently consists of Messrs. Douglas, Federman and Walecka. The audit committee:

        - reviews the adequacy of our internal controls;

        - reviews and assesses the need for an internal audit function;

        - recommends the appointment of independent auditors;

        - reviews the independent auditor's proposed audit scope and approach, as well as their performance and fee management;

        - conducts a post-audit review of the financial statements and findings;

        - reviews our annual and quarterly financial statements prior to announcement;

        - reviews significant legal matters;

        - provides oversight of our asset management policies; and

        - performs other oversight functions requested by the Board.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      No member of the compensation committee serves as a member of the board of directors or the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. See "Certain Transactions" for a description of transactions between Netro and entities affiliated with members of the compensation committee.

EXECUTIVE COMPENSATION

      The following table provides certain summary information concerning the compensation received for services rendered to Netro during the fiscal year ended December 31, 1999 by our Chief Executive Officer and each of our other five most highly compensated executive officers serving as such as of December 31, 1999.

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM
                                                                                     COMPENSATION
                                                                                        AWARDS
                                                                                     ------------
                                                               ANNUAL COMPENSATION    SECURITIES
                                                               -------------------    UNDERLYING
NAME AND PRINCIPAL POSITION                                     SALARY     BONUS       OPTIONS
---------------------------                                    --------   --------   ------------
Gideon Ben-Efraim..............................     1999       $220,000   $110,000     475,000
  Chief Executive Officer, President and
  Director                                          1998        200,000     50,000          --
Michael T. Everett.............................     1999        180,000     55,000     305,000
  Chief Financial Officer and Executive Vice        1998        165,077     52,500          --
  President
Matthew Powell.................................     1999        130,000    130,000     230,000
  Senior Vice President, Worldwide Sales            1998        100,000    120,000     400,000
John Perry.....................................     1999        180,000     40,000     270,000
  Chief Technology Officer and Vice President,      1998         56,654     20,000     200,000
  Engineering
Cynthia M. Hillery.............................     1999        140,000     30,000     140,000
  Vice President, Marketing                         1998        132,956     20,000      40,000
Stuart Feeney..................................     1999        140,000     30,000     150,000
  Vice President, Radio Engineering                 1998        115,872     30,000          --

      The following table provides summary information regarding stock options granted to the persons named in the Summary Compensation Table from our 1996 stock option plan and 1999 executive stock option plan during the fiscal year ended December 31, 1999. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the rules of the SEC.

                          OPTION GRANTS IN FISCAL 1999

                                          INDIVIDUAL GRANTS
                       --------------------------------------------------------   POTENTIAL REALIZABLE VALUE AT
                       NUMBER OF     PERCENT OF                                      ASSUMED ANNUAL RATES OF
                       SECURITIES   TOTAL OPTIONS                                 STOCK PRICE APPRECIATION FOR
                       UNDERLYING    GRANTED TO                                            OPTION TERM
                        OPTIONS     EMPLOYEES IN    EXERCISE PRICE   EXPIRATION   -----------------------------
NAME                    GRANTED      FISCAL YEAR      PER SHARE         DATE           5%              10%
----                   ----------   -------------   --------------   ----------   -------------   -------------
Gideon Ben-Efraim....   175,000           4.8%          $34.31        12/13/09     $3,778,656      $9,577,364
                        300,000           8.2             3.50          4/5/09      2,734,909       4,793,784
Michael T. Everett...    80,000           2.2            34.31        12/13/09      1,727,385       4,378,223
                        225,000           6.2             3.50          4/5/09      2,051,182       3,595,338
Matthew Powell.......    80,000           2.2            34.31        12/13/09      1,727,385       4,378,223
                        150,000           4.1             3.50          4/5/09      1,367,454       2,396,892
John Perry...........    70,000           1.9            34.31        12/13/09      1,511,462       3,830,945
                        200,000           5.5             3.50          4/5/09      1,823,273       3,195,856
Cynthia M. Hillery...    40,000           1.1            34.31        12/13/09        863,693       2,189,112
                        100,000           2.7             3.50          4/5/09        911,636       1,597,928
Stuart Feeney........    50,000           1.4            34.31        12/13/09      1,079,616       2,736,390
                        100,000           2.7             3.50          4/5/09        911,636       1,597,928

      The following table provides summary information concerning the exercise of options by the persons named in the Summary Compensation Table in 1999 and the shares of common stock represented by outstanding stock options held by each of them as of December 31, 1999. The value realized and the value of unexercised in-the-money options are calculated based on the difference between the exercise price of the option and the fair market value of the common stock at December 31, 1999.

          AGGREGATE OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

                                                   NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                        NUMBER                          UNDERLYING                   IN-THE-MONEY
                       OF SHARES                  UNEXERCISED OPTIONS AT              OPTIONS AT
                       ACQUIRED                       FISCAL YEAR-END               FISCAL YEAR-END
                          ON         VALUE      ---------------------------   ---------------------------
NAME                   EXERCISE     REALIZED    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                   ---------   ----------   -----------   -------------   -----------   -------------
Gideon Ben-Efraim....    50,000    $2,450,000     166,666        658,334      $ 8,166,634    $26,154,116

Michael T. Everett...     5,000       245,000     262,707(1)     457,293       12,872,643     19,485,057

Matthew Powell.......        --            --     175,000        455,000        8,575,000     19,485,200

John Perry...........        --            --      62,500        407,500        3,062,500     17,405,800

Cynthia M. Hillery...        --            --      92,915        185,835        4,668,334      7,689,766

Stuart Feeney........        --            --      92,707(2)     247,293        4,868,267     10,361,233

---------------

(1) An additional 183,334 option shares are immediately exercisable at $2.00 per share as of December 31, 1999; however, these shares are subject to a right of repurchase by Netro.

(2) An additional 152,293 option shares are immediately exercisable at $2.00 per share as of December 31, 1999; however, these shares are subject to a right of repurchase by Netro.

(3) An additional 85,000 option shares are immediately exercisable at $2.00 per share as of December 31, 1999; however, these shares are subject to a right of repurchase by Netro.

EMPLOYMENT AND CHANGE-OF-CONTROL AGREEMENTS

      In March 1995, Netro entered into an employment agreement with Gideon Ben-Efraim, Netro's Chief Executive Officer, President and Director. The initial base salary under this agreement was $120,000 per year, with an automatic increase to $145,000 upon the closing of Netro's Series A preferred stock financing. Mr. Ben-Efraim's base salary has since been increased pursuant to annual review by the board of directors. Pursuant to the agreement, Mr. Ben-Efraim receives a cash bonus equal to 20% of his base salary, in addition to participation in any annual executive bonus plan of Netro. In the event of termination other than for cause, the agreement entitles Mr. Ben-Efraim to severance benefits equal to twelve months of his then-current base salary as well as a lapse of 25% of Netro's repurchase option on unvested shares then held by Mr. Ben-Efraim, including those held by his family trust. If Netro enters into certain change-of-control transactions, Mr. Ben-Efraim's options and shares subject to repurchase, including those held by his family trust, will become fully vested. The agreement also provides that, in the event Netro grants registration rights to any officers or investors, Netro will grant no less favorable rights to Mr. Ben-Efraim.

      Netro has entered into change-of-control agreements with Richard M. Moley, Peter Carson, Michael T. Everett, James Hannigan, Francis Ngai, Matthew Powell, John Perry and Man Wong as follows:

         - Under Mr. Moley's agreement, in the event of a change of control, all unvested shares and options held by Mr. Moley, or his affiliates, will vest immediately as if he had been employed by Netro for two additional years.

         - Under Mr. Everett's agreement, if Mr. Everett's employment with Netro is terminated without cause within one year following a change of control or if he is not offered a comparable position by the acquiror, all unvested options will vest as if he had been employed by Netro for two additional years.

         - Under Mr. Powell's agreement, in the event that Mr. Powell is terminated without cause following a change of control or is not offered a comparable position by the acquiror, unvested shares and options held by Mr. Powell will vest immediately as if he had been employed by Netro for one additional year.

         - Under the agreements with Messrs. Carson, Hannigan, Ngai, Perry and Wong, in the event the employee is terminated without cause following a change of control or does not receive an offer of a comparable position with the acquiror, and the termination occurs before the employee has completed one year of employment, unvested shares and options held by that employee will vest immediately as if he had been employed for one full year.

STOCK PLANS

1995 AND 1996 STOCK OPTION PLANS

      Our 1996 stock option plan is intended to serve as the successor equity incentive program to our 1995 stock option plan. No option grants have been made under the 1995 stock option plan since our initial public offering and no grants will be made under that plan in the future. The 1996 stock option plan provides for the grant of incentive stock options, as defined in Section 422 of the Internal Revenue Code, to employees and the grant of nonstatutory stock options to employees, non-employee directors and consultants. The purposes of the 1996 stock option plan are:

         - to attract and retain the best available personnel;

         - to provide additional incentives to our employees and consultants;
           and

         - to promote the success of our business.

      The 1996 stock option plan was adopted by our board of directors in December 1996 and approved by our shareholders in January 1997. Unless terminated earlier by the board of directors, the 1996 stock option plan will terminate in December 2006. The 1996 stock option plan was amended by our board of directors in April 1999 and June 1999 to include some of the provisions provided below. These amendments were approved by our shareholders in August 1999. The number of shares reserved for issuance under the 1996 stock option plan is subject to an automatic annual increase on the first day of 2001 through 2005 equal to the least of:

         - 750,000 shares;

         - 3% of our outstanding common stock on the last day of the immediately preceding fiscal year; or

         - a number of shares determined by the administrator.

      As of December 31, 1999:

         - a total of 8,800,000 shares had been reserved for issuance under the 1995 and 1996 stock option plans;

         - options to purchase an aggregate of 5,544,460 shares of common stock were outstanding under the 1995 stock option plan and 1996 stock option plan at a weighted average exercise price of $8.07;

         - 2,444,559 shares had been issued upon exercise of outstanding options, net of repurchases under the 1995 and 1996 stock option plans; and

         - 810,981 shares remained available for future grant.

      As additional shares become available for grant under the 1995 stock option plan, they are automatically transferred to the 1996 stock option plan.

      The compensation committee currently administers the 1996 stock option plan. The administrator of the 1996 stock option plan determines numbers of shares subject to options, vesting schedules and exercise prices for options granted under the 1996 stock option plan; provided, however, that an individual employee may not receive option grants for more than 1,000,000 shares in any fiscal year.

      The exercise price of incentive stock options must be at least equal to 100% of the fair market value of our common stock on the date of grant, and at least equal to 110% of the fair market value in the case of incentive stock options granted to an employee who holds, at the time the option is granted, more than 10% of the total voting power of all classes of our stock or any parent's or subsidiary's stock. Nonstatutory stock options will have an exercise price of at least of 85% of the fair market value in the case of employees and consultants and 100% in the case of executives. Payment of the exercise price may be made in cash or other form of consideration approved by the administrator. The administrator determines the term of options, which may not exceed ten years, or five years in the case of an incentive stock option granted to an employee who holds, at the time the option is granted, more than 10% of the total voting power of all classes of our stock or any parent's or subsidiary's stock. No option may be transferred by the optionee other than by will or the laws of descent or distribution; provided, however, that the administrator may in its discretion provide for the transferability of nonstatutory stock options. The administrator determines when options become exercisable. Options granted under the 1996 stock option plan generally become exercisable at the rate of 1/4th of the total number of shares subject to the options twelve months after the date of grant, and 1/48th of the total number of shares subject to the options each month thereafter. To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value in excess of $100,000 as of the date the options were granted, the excess options will be treated as nonstatutory stock options.

      In the event of a change of control of Netro, outstanding options will be assumed or substituted by the successor corporation. If the successor corporation does not agree to this assumption or substitution, the options will terminate upon the closing of the transaction.

      The board of directors may amend, modify or terminate the 1996 stock option plan if any amendment, modification or termination does not impair vesting rights of plan participants. Additionally, shareholder approval is required for an amendment to the extent required by applicable law, regulations or rules.

      Options outstanding under the 1995 stock option plan are subject to substantially the same terms as options under the 1996 stock option plan, except:

        - non-employee directors are not eligible to receive options under the 1995 stock option plan;

        - the 1995 stock option plan does not impose an annual limitation on the number of shares subject to options that may be issued to any individual employee; and

        - the 1995 stock option plan provides for a minimum per share exercise price of 85% of the fair market value of our common stock on the grant date for all employees, including executive officers.

1999 EXECUTIVE STOCK PLAN

      Our 1999 executive stock plan was adopted by the board of directors in April 1999 and approved by the shareholders in May 1999. As of December 31, 1999:

      - a total of 1,195,000 shares of common stock has been reserved for issuance under the 1999 executive stock plan;

      - options to purchase 1,175,000 shares with a weighted average exercise price of $3.50 were outstanding; and

      - 20,000 shares remained available for future option grants.

      Unless terminated earlier, the 1999 executive stock plan will terminate in April 2009. The 1999 executive stock plan does not impose an annual limitation on the number of shares subject to options that may be issued to any individual employee.

      The terms of options issued under the 1999 executive stock plan are generally the same as those that may be issued under the 1996 stock option plan. However, options granted under the 1999 executive stock plan may be exercised immediately after the grant date, subject to Netro's right to repurchase at cost any shares that remain unvested at the time of the optionee's termination of employment. Options granted under the 1999 executive stock plan generally vest at the rate of 1/4th of the total number of shares subject to the options twelve months after the date of grant and 1/48th of the total number of shares subject to the options each month thereafter.

1997 DIRECTORS' STOCK OPTION PLAN

      The 1997 directors' stock option plan was adopted by the board of directors in December 1997 and amended in June 1999. These amendments were approved by our shareholders in August 1999. As of December 31, 1999:

      - a total of 300,000 shares of common stock had been reserved for issuance;

      - options to purchase 125,000 shares of common stock were outstanding at a weighted average price of $2.00; and

      - 175,000 shares remained available for future grants.

      Under the 1997 directors' stock option plan, each individual who first becomes a non-employee director after the effective date of the amendment will receive an automatic initial grant of an option to purchase 10,000 shares of common stock. Initial grants to non-employee directors will be vested and exercisable in full as of the date of grant. The 1997 directors' stock option plan also provides for additional grants of fully vested options to purchase 10,000 shares of common stock on the first day of each fiscal year to each non-employee director who has served on our board of directors for at least six months. A non-employee director who received a 20,000 share initial grant under the original version of the 1997 directors' stock option plan, however, will be eligible to receive an annual grant of a fully vested option to purchase 5,000 shares of common stock until the first day of our fiscal year following the date on which the initial 20,000 share option has fully vested under the terms of that option. After that 20,000 share option has fully vested, each director will be eligible to receive an annual grant of a fully vested option to purchase 10,000 shares of common stock each year. The per share exercise price of all stock options granted under the 1997 directors' stock option plan must be equal to the fair market value of a share of Netro's common stock on the grant date. Options granted under the 1997 directors' stock option plan have a term of ten years. Unvested options, however, will terminate when the optionee ceases to serve as a director and vested options will terminate if they are not exercised within 12 months after the director's death or disability or within 90 days after the director ceases to serve as a director for any other reason.

      In the event of change of control of Netro, each non-employee director will be entitled to have his options assumed by the successor or else his existing options will become fully vested.

      The 1997 directors' stock option plan is designed to work automatically without administration. However, to the extent administration is necessary, it will be performed by the board of directors other than the director or directors who have a personal interest at stake. Although the board of directors may amend or terminate the 1997 directors' stock option plan, it may not take any action that might adversely affect any outstanding option. The 1997 directors' stock option plan will have a term of ten years unless terminated earlier.

      In January 2000, our board amended the 1997 directors' stock option plan to provide that the initial grant to new directors be increased to 50,000 shares, vesting in four equal increments on the first four anniversaries of the date the director joins our board. In addition, the amendment also increased the size of the annual grant to all directors to 12,500 shares, which shares vest in full on the fifth anniversary of the date of grant. These modifications are subject to, and will become effective as of the date of, the approval of our shareholders, which will be solicited at our 2000 annual meeting of shareholders.

1999 EMPLOYEE STOCK PURCHASE PLAN

      Our 1999 employee stock purchase plan was adopted by the board of directors in June 1999 and approved by the shareholders in August 1999. The 1999 employee stock purchase plan became effective on the effective date of our initial public offering in August 1999. A total of 1,000,000 shares of common stock has been reserved for issuance under the 1999 employee stock purchase plan, all of which were available for future issuance and none of which have been issued as of December 31, 1999. The number of shares reserved for issuance under the 1999 employee stock purchase plan will be subject to an automatic annual increase on the first day of each of 2001 through 2005 equal to the least of:

        - 250,000 shares;

        - 1% of our outstanding common stock on the last day of the immediately preceding fiscal year; or

        - a number of shares determined by the administrator.

      The 1999 employee stock purchase plan, which is intended to qualify under
Section 423 of the Internal Revenue Code, provides our employees with an opportunity to purchase our common stock through accumulated payroll deductions. The 1999 employee stock purchase plan will be administered by the board of directors or by a committee appointed by the board of directors. The 1999 employee stock purchase plan permits an eligible employee to purchase common stock through payroll deductions of up to 15% of that employee's compensation. Employees, including officers and employee directors, of Netro, or of any majority-owned subsidiary designated by the board of directors, are eligible to participate in the 1999 employee stock purchase plan if they are employed by Netro or any designated subsidiary for at least 20 hours per week and more than five months per year. Unless the board of directors or its committee determines otherwise, the 1999 employee stock purchase plan will be implemented by a series of overlapping offering periods generally of 24 months' duration with new offering periods commencing on February 1 and August 1 of each year. Each offering period will be divided into four consecutive purchase periods of approximately six months' duration. The first offering period commenced on the date of our initial public offering in August 1999 and will end on July 31, 2001; the initial purchase period ended on January 31, 2000. The price at which common stock is purchased under the 1999 employee stock purchase plan is equal to 85% of the fair market value of the common stock on the first day of the applicable offering period or the last day of the applicable purchase period, whichever is lower. Employees may end their participation in an offering period at any time, and participation automatically ends on termination of employment.

      Under the 1999 employee stock purchase plan, no employee may be granted an option if immediately after the grant the employee would own stock and/or hold outstanding options to purchase stock equaling 5% or more of the total voting power or value of all classes of our stock or that of our subsidiaries. In addition, no employee may be granted an option under the 1999 employee stock purchase plan if the option would permit the employee to purchase stock under all of our employee stock purchase plans in an amount that exceeds $25,000 of fair market value for each calendar year in which the option is outstanding at any time. In addition, no employee may purchase more than 2,000 shares of common stock under the 1999 employee stock purchase plan in any one purchase period. If the fair market value of the common stock on a purchase date other than the final purchase date of an offering period is less than the fair market value at the beginning of the offering period, each participant in the 1999 employee stock purchase plan will automatically be withdrawn from the offering period as of the purchase date and re-enrolled in a new 24-month offering period on the first business day following the purchase date.

      The 1999 employee stock purchase plan provides that, in the event of a change of control of Netro, each right to purchase stock under the 1999 employee stock purchase plan will be assumed or an equivalent right substituted by the successor corporation. However, our board of directors will shorten any ongoing offering period so that employees' rights to purchase stock under the 1999 employee stock purchase plan are exercised prior to the transaction if the successor corporation refuses to assume each purchase right or to substitute an equivalent right.

      The 1999 employee stock purchase plan will terminate in June 2019 unless terminated earlier in accordance with its provisions. The board of directors has the power to amend or terminate the 1999 employee stock purchase plan if its action does not adversely affect any outstanding rights to purchase stock thereunder. However, our board of directors may amend or terminate the 1999 employee stock purchase plan or an offering period even if it would adversely affect options in order to avoid our incurring adverse accounting charges.

2000 NON-EXECUTIVE STOCK OPTION PLAN

      Our 2000 non-executive stock option plan was adopted by the Board of Directors in January 2000 and, unless terminated earlier by the Board of Directors, will terminate in January 2010. Shareholder approval is not required under applicable law and will not be obtained. A total of 2,000,000 shares have been reserved under this plan. The 2000 non-executive stock option plan provides for the grant of nonstatutory stock options to non-executive employees of and consultants to the Company. The purposes of the 2000 non-executive stock option plan are:

        - to attract and retain the best available personnel;

        - to provide additional incentives to our non-executive employees and consultants; and

        - to promote the success of our business.

      As of December 31, 1999, no shares or options had been issued under this plan.

      The compensation committee currently administers the 2000 non-executive stock option plan. The administrator of the plan determines:

        - the number of shares subject to options, provided that no individual employee may receive option grants for more than 1,000,000 shares in any calendar year;

        - vesting schedules, which typically provide that options vest and become exercisable at the rate of 1/4(th) after one year and 1/48(th) per month thereafter;

        - exercise prices, which must be at least 85% of the fair market value of our common stock;

        - the term of the options, which may not exceed ten years; and

        - the transferability of the options, which are generally non-transferable other than by will or the laws of descent or distribution, unless otherwise determined by the administrator.

      Options granted under the 2000 non-executive stock option plan are also subject to the following restrictions:

        - options granted under the 2000 non-executive stock option plan are only nonstatutory stock options under applicable law; and

        - our executive officers may not receive grants under the plan.

      In the event of a change of control of Netro, outstanding options will be assumed or substituted by the successor corporation. If the successor corporation does not agree to this assumption or substitution, the options will terminate upon the closing of the transaction. Outstanding options will adjust in the event of a stock split, stock dividend or other similar change. Our board of directors may amend, modify or terminate the 2000 non-executive stock option plan if the amendment, modification or termination does not impair vesting rights of the plan participants.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

      We have adopted provisions in our articles of incorporation that limit the liability of our directors for monetary damages arising from a breach of their fiduciary duty as directors to the fullest extent permitted by the California Corporations Code. This limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

      Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by California law, including circumstances in which indemnification is otherwise discretionary under California law. We have entered into indemnification agreements with our directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the California Corporations Code. The indemnification agreements may require us:

        - to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature;

        - to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified; and

        - to obtain directors' and officers' insurance if available on reasonable terms.

      We currently have a policy for directors' and officers' insurance. At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for indemnification. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

                              CERTAIN TRANSACTIONS

      Since January 1, 1997, Netro has not been a party to any transaction or series of similar transactions in which the amount involved exceeds $60,000 and in which any director, executive officer, or holder of more than 5% of our common stock had or will have a direct or indirect material interest other than:

        - normal compensation arrangements which are described under "Management -- Executive Compensation" above; and

        - the transactions described below.

PRIVATE PLACEMENT TRANSACTIONS

      Since January 1, 1997, we have issued shares of preferred stock and warrants for the purchase of shares of preferred stock in private placement transactions involving related parties, as follows:

        - An aggregate of 5,028,005 shares of Series C preferred stock at $7.00 per share in January, February, April, July and November 1997 to 15 investors; and

        - An aggregate of 4,190,512 shares of Series D preferred stock at $7.78 per share in January, April, July and October 1998 and January, February, April and June 1999 to 26 investors.

      The table below summarizes the shares of preferred stock purchased by our executive officers, directors and 5% shareholders and persons and entities associated with them in the above private placement transactions. Shares held by affiliated persons and entities have been aggregated. See "Principal and Selling Shareholders" for more information.

                                                                  PREFERRED STOCK
                                                               ---------------------
INVESTOR                                                       SERIES C     SERIES D
--------                                                       --------     --------
Venture Fund I, L.P. and Neal Douglas.......................        --      125,991
U.S. Venture Partners and Irwin Federman....................        --      123,767
Brentwood Venture Capital and John Walecka..................   167,857       89,698
VR Telecommunications GmbH & Co.............................   115,000           --
Richard M. Moley............................................    50,000           --

TRANSACTIONS WITH DIRECTORS

      We loaned Richard M. Moley, the chairman of our board of directors, funds according to the terms set forth in the table below. The note is secured by shares of our common stock owned by Mr. Moley and a trust controlled by him.

                                   NOTE
 ISSUE DATE        DUE DATE       AMOUNT      INTEREST RATE
-------------   --------------  -----------   --------------
December 1998   April 17, 2002   $800,000     5.44% per year

     This note was paid in full in February 2000.

TRANSACTIONS WITH SHAREHOLDERS

      VR Telecommunications GmbH & Co. holds more than 5% of our common stock and also was a significant customer, directly purchasing an aggregate of and $1,091,966 of AirMAN products in 1997, and purchasing through a reseller an aggregate of $2,181,104 of AirMAN products in 1997.

EMPLOYMENT AND CHANGE-OF-CONTROL AGREEMENTS

      Netro has entered into employment and change-of-control agreements with some of its officers and directors. See "Management -- Employment and Change-of-Control Agreements".

INDEMNIFICATION AGREEMENTS

      We have entered into indemnification agreements with some of our officers and directors. See "Management -- Limitation of Liability and Indemnification Matters".

REGISTRATION RIGHTS AGREEMENTS

      Some of our shareholders are entitled have their shares registered by us for resale. See "Description of Capital Stock -- Registration Rights".

                       PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth information regarding the beneficial ownership of Netro's common stock as of December 31, 1999 and as adjusted to reflect the sale of the common stock offered by Netro and the selling shareholders pursuant to this prospectus by:

        - each of our directors;

        - each of the persons listed in the Summary Compensation Table;

        - all directors and executive officers as a group;

        - each person who is known by us to own beneficially more than 5% of our common stock; and

        - the selling shareholders.

      Percentage of beneficial ownership is based on 44,912,773 shares of common stock outstanding as of December 31, 1999, together with options that are exercisable within 60 days of December 31, 1999 for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC. The percentages for beneficial ownership after the offering assume that the underwriters do not exercise their over-allotment option.

                                                                                 SHARES BENEFICIALLY
                                        SHARES BENEFICIALLY                          OWNED AFTER
                                      OWNED PRIOR TO OFFERING                         OFFERING
                                      ------------------------   SHARES BEING   ---------------------
NAME AND ADDRESS OF BENEFICIAL OWNER     NUMBER       PERCENT      OFFERED       NUMBER      PERCENT
------------------------------------  ------------   ---------   ------------   ---------   ---------
Gideon Ben-Efraim(1)................    4,331,250       9.6%
Venture Fund I, L.P.(2).............    4,216,071       9.4
U.S. Venture Partners(3)............    4,141,667       9.2
Brentwood Venture Capital(4)........    3,001,604       6.7
VR Telecommunications GmbH &
  Co.(5)............................    2,952,222       6.6
Richard M. Moley(6).................      486,875       1.1
Michael T. Everett(7)...............      343,506         *                                     *
Thomas R. Baruch(8).................      220,000         *                                     *
Matthew Powell(9)...................      232,291         *                                     *
John Perry(10)......................      125,000         *                                     *
Stuart Feeney(11)...................      282,708         *                                     *
Cynthia M. Hillery(12)..............      189,582         *                                     *
Neal Douglas(13)....................       20,000         *                                     *
Irwin Federman(14)..................       20,000         *                                     *
John L. Walecka(15).................       20,000         *                                     *
Robert Wynne(16)....................       10,000         *                                     *
All directors and executive officers
  as a group (14 persons)(17).......   17,790,554
Additional selling shareholders,
  holding less than 1% as a group.

---------------
  *  Less than 1%.

 (1) Includes 281,250 shares issuable upon exercise of options exercisable within 60 days of December 31, 1999, 2,800,000 shares held by a family trust and 1,200,000 shares held by adult children of Mr. Ben-Efraim. Mr. Ben-Efraim disclaims beneficial ownership with respect to the shares held by his adult children. Mr. Ben-Efraim has the right to immediately exercise unvested options to purchase an additional 150,000 shares within 60 days of December 31, 1999; however, these shares would be subject to a right of repurchase by Netro.

 (2) Represents 4,216,071 shares held by Venture Fund I, L.P. Neal Douglas, a director of Netro, is a general partner of the general partner of this partnership. He shares voting and investment power with respect to the shares held by this entity, and disclaims beneficial ownership of shares in which he has no pecuniary interest. See note 13. The address for Venture Fund I, L.P. is 295 North Maple Avenue, Rm. 3354A2, Basking Ridge, NJ 07920

 (3) Represents 3,582,540 shares held by U.S. Venture Partners IV, L.P., 434,878 shares held by Second Ventures II, L.P. and 124,249 shares held by USVP Entrepreneur Partners II, L.P. Irwin Federman, a director of Netro, is a general partner of the general partner of each of these partnerships. He shares voting and investment power with respect to the shares held by these entities, and disclaims beneficial ownership of shares in which he has no pecuniary interest. See note 14. The address for U.S. Venture Partners is 2180 Sand Hill Road, Suite 300, Menlo Park, CA 94025.

 (4) Represents 2,962,302 shares held by Brentwood Associates VI, L.P. and 39,302 shares held by Brentwood Affiliates Fund, L.P. John L. Walecka, a director of Netro, is a general partner of the general partner of each of these partnerships. He shares voting and investment power with respect to the shares held by these entities and disclaims beneficial ownership of shares in which he has no pecuniary interest. See note 15. The address for Brentwood Venture Capital is 11150 Santa Monica Blvd., Suite 1200, Los Angeles, CA 90025.

 (5) The address for VR Telecommunications GmbH & Co. is Bennigaenplatz 1, D-40474 Dusseldorf, Germany.

 (6) Includes 36,875 shares issuable upon exercise of options exercisable within 60 days of December 31, 1999, and 400,000 shares held by a trust for the benefit of an adult child of Mr. Moley, who disclaims beneficial ownership of such 400,000 shares. The vesting of these 400,000 shares of common stock is contingent upon Mr. Moley's continued service as a director of Netro.

 (7) Represents 343,506 shares issuable upon exercise of options exercisable within 60 days of December 31, 1999. Mr. Everett has the right to immediately exercise unvested options to purchase an additional 132,431 shares within 60 days of December 31, 1999; however, these shares would be subject to a right of repurchase by Netro.

 (8) Includes 20,000 shares issuable upon exercise of options exercisable within 60 days of December 31, 1999. The address for Mr. Baruch is 235 Montgomery Street, Suite 920, San Francisco, CA 94104.

 (9) Represents 232,291 shares issuable upon exercise of options exercisable within 60 days of December 31, 1999.

(10) Represents 125,000 shares issuable upon exercise of options exercisable within 60 days of December 31, 1999.

(11) Includes 132,708 shares issuable upon exercise of options exercisable within 60 days of December 31, 1999. Mr. Feeney has the right to immediately exercise an unvested option to purchase an additional 75,000 shares within 60 days of December 31, 1999; however, these shares would be subject to a right of repurchase by Netro.

(12) Includes 128,332 shares issuable upon exercise of options exercisable within 60 days of December 31, 1999.

(13) Represents 20,000 shares issuable upon exercise of options exercisable within 60 days of December 31, 1999. Excludes 4,216,071 shares held by Venture Fund I, L.P. See note 2.

(14) Represents 20,000 shares issuable upon exercise of options exercisable within 60 days of December 31, 1999. Excludes 4,141,667 shares held by U.S. Venture Partners IV, L.P. and its affiliates. See note 3.

(15) Represents 20,000 shares issuable upon exercise of options exercisable within 60 days of December 31, 1999. Excludes 3,001,604 shares held by Brentwood Associates VI, L.P. and Brentwood Affiliates Fund, L.P. See note 4.

(16) Represents 10,000 shares issuable upon exercise of options exercisable within 60 days of December 31, 1999.

(17) Includes 11,359,342 shares held by entities affiliated with certain directors as described in notes 2, 3 and 4 and 1,519,962 shares issuable upon exercise of options exercisable within 60 days of December 31, 1999.

      Except as otherwise noted, the address of each person listed in the table is c/o Netro Corporation, 3860 N. First Street, San Jose, CA 95134, and the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

                          DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 100,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock.

COMMON STOCK

      As of December 31, 1999, there were 44,912,773 shares of common stock outstanding that were held of record by approximately 299 shareholders.

      There will be 48,912,773 shares of common stock outstanding after the sale of the shares of common stock in this offering. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive dividends as declared by the board of directors. In the event of a liquidation, dissolution or winding up of Netro, the holders of common stock are entitled to share in all assets remaining after payment of liabilities, subject to the rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the common stock.

PREFERRED STOCK

      Netro is authorized to issue 5,000,000 shares of undesignated preferred stock. The board of directors has the authority, without any further vote or action by the shareholders:

        - to issue the undesignated preferred stock in one or more series;

        - to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated preferred stock; and

        - to fix the number of shares constituting any series and the designation of that series.

      The rights of the holders of the common stock are subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. We have no present plan to issue shares of preferred stock.

REGISTRATION RIGHTS

      Under an agreement dated June 21, 1999, the holders of           shares of
common stock and shares issuable upon the exercise of warrants are entitled to have us register these shares under the Securities Act. Subject to the limitations in this agreement, these holders may require, on two occasions, that Netro use its best efforts to register these securities for public resale. If we register any of our common stock either for our own account or for the account of other security holders, the holders of these securities may include their shares of common stock in the registration. A holder's right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in this offering. Netro will bear all fees, costs and expenses of these registrations. The holders of the securities being registered will bear all selling expenses, including underwriting discounts, selling commissions and stock transfer taxes.

      Additionally, holders of registrable securities may require, on no more than one occasion in a twelve-month period, that we register their shares for public resale on Form S-3 or similar short-form registration so long as the value of the securities to be registered is at least $500,000. The holders of the securities to be registered must bear all fees, costs and expenses of these registrations on Form S-3 as well as all selling expenses, including underwriting discounts, selling commissions and stock transfer taxes.

ANTI-TAKEOVER PROVISIONS

      Some provisions of our charter documents may have the effect of delaying or preventing changes in control or management of Netro, which could have an adverse effect on the market price of our common stock. These include:

        - authorizing the board to issue additional preferred stock;

        - prohibiting cumulative voting in the election of directors;

        - limiting the persons who may call special meetings of shareholders;

        - establishing a classified board of directors;

        - prohibiting shareholder actions by written consent; and

        - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

      Our stock option and purchase plans generally provide for assumption of our benefit plans or substitution of equivalent options of a successor corporation or, alternatively, at the discretion of the board of directors, exercise of some or all of the options, including those for non-vested shares, or acceleration of vesting of shares issued pursuant to stock grants, upon a change of control or similar event.

WARRANTS

      As of December 31, 1999, warrants were outstanding to purchase an aggregate of 57,028 shares of common stock at a weighted average exercise price of $7.39 per share. Warrants to purchase 23,750 shares at $7.00 per share will expire in June 2002. Warrants to purchase 5,000 shares at $7.00 per share will expire in September 2002. Warrants to purchase 8,997 shares at $7.78 per share will expire in February 2003. Warrants to purchase 19,281 shares at $7.78 per share will expire in March 2006. Generally, each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant under certain circumstances, including stock dividends, stock splits, reorganizations, reclassifications, consolidations and certain dilutive issuances of securities at prices below the then-existing warrant exercise price.

TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

LISTING

      Our common stock is quoted on the Nasdaq National Market under the trading symbol "NTRO".

                        SHARES ELIGIBLE FOR FUTURE SALE

      Upon the closing of this offering, we will have 48,912,773 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants to purchase common stock after December 31, 1999.

      All of the 6,000,000 shares of common stock being sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, except for shares held by our affiliates, as defined in Rule 144 under the Securities Act, which generally may be sold only in compliance with the limitations of Rule 144 described below. The 5,750,000 shares sold in our initial public offering are also freely tradeable, subject to the above restrictions. We issued and sold the remaining 36,162,773 shares in private transactions. They are deemed restricted securities under Rule 144. These shares may be sold in the public market only if registered under the Securities Act or if exempt from registration under Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below.

      Assuming the sales contemplated by this prospectus and no sales between December 31, 1999 and the date of this prospectus, of these 36,162,773 shares of restricted securities:

        - shares are eligible for immediate sale, without restriction, pursuant to Rule 144(k), some of which may be subject to the restrictions imposed by Rule 701;

        - shares will be eligible for immediate sale, subject to the volume and manner of sale restrictions of Rule 144;

        - shares will be eligible for sale on June 21, 2000 subject to the volume and manner of sale restrictions of Rule 144;

        - shares will be eligible for sale on the date 45 days from the date of this prospectus, subject to the volume and manner of sale restrictions of Rule 144; and

        - shares will be eligible for sale on the date 90 days from the date of this prospectus subject to the volume and manner of sale restrictions of Rule 144.

      In addition, outstanding vested options to purchase           shares as of
December 31, 1999 are eligible for sale as of the date hereof pursuant to the terms of Rule 701 or a Registration Statement on Form S-8 which we filed on August 23, 1999.

      In general, under Rule 144, a person who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

        - 1% of the then-outstanding shares of common stock, approximately 489,128 shares immediately after this offering; or

        - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks before the date of the sale.

      Sales under Rule 144 also are subject to requirements pertaining to the manner and notice of the sales and the availability of current public information concerning Netro.

      Under Rule 144(k), a person who is not deemed to have been an affiliate of Netro at any time during the 90 days before a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell these shares without regard to the requirements described above. To the extent that shares were acquired from an affiliate of Netro, the transferee's holding period for the purpose of effecting a sale under Rule 144(k) commences on the date of transfer from the affiliate.

      Rule 701 provides that persons other than affiliates may sell shares of common stock acquired from us in connection with written compensatory benefit plans, including our stock option plans, subject only to the manner of sale provisions of Rule 144.

      The holders of             shares of our common stock, including shares
issuable upon the exercise of warrants to purchase shares of our common stock, are entitled to have their shares registered by us for resale. For a discussion of these rights, see "Description of Capital Stock -- Registration Rights".

                                  UNDERWRITING

      Netro, the selling shareholders and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Dain Rauscher Incorporated, Lehman Brothers, Inc. and FleetBoston Robertson Stephens Inc. are the representatives of the underwriters.

                        Underwriters                          Number of Shares
                        ------------                          ----------------
Goldman, Sachs & Co. .......................................
Dain Rauscher Incorporated..................................
Lehman Brothers, Inc. ......................................
FleetBoston Robertson Stephens Inc. ........................

                                                                 ---------
          Total.............................................     6,000,000
                                                                 =========

      If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 900,000 shares from Netro to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

      The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Netro and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 900,000 additional shares.

                     Paid by Netro                       No Exercise    Full Exercise
                     -------------                       -----------    -------------
Per Share..............................................    $              $
Total..................................................    $              $

           Paid by the Selling Shareholders              No Exercise    Full Exercise
           --------------------------------              -----------    -------------
Per Share..............................................    $              $
Total..................................................    $              $

      Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other
brokers or dealers at a discount of up to $     per share from the initial price
to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

      Netro has agreed not to dispose of or agree to dispose of any of its common stock or securities exchangeable or convertible into common stock for a period of 90 days after the effective date of this offering, without the prior written consent of Goldman, Sachs & Co. This agreement does not apply to Netro's existing employee benefit plans. Certain of Netro's major shareholders have agreed that they will not, without the prior written consent of Goldman, Sachs & Co., transfer or dispose of, directly or indirectly, any of their common stock for a period of 45 days after the effective date of this offering with respect to all of the shares held by these shareholders on the effective date of this offering, and 90 days after the effective date of this offering with respect to 50% of the shares held by these shareholders on the effective date of this offering. Netro's officers have agreed that they will not, without the prior written consent of Goldman, Sachs & Co., transfer or dispose of, directly or indirectly, any of their common stock for a period of 45 days after the effective date of this offering with respect to all of the shares held by these officers on the effective date of this offering, and 90 days after the effective date of this offering with respect to 85% of the shares held by these officers on the effective date of this offering. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

      GS Capital Partners II L.P., GS Capital Partners II Offshore L.P., Stone Street Fund 1997 L.P., Bridge Street Fund 1997 L.P. and Goldman Sachs & Co. Vermaltungs GmbH, each an affiliate of Goldman, Sachs & Co., hold 268,899, 106,898, 28,849, 14,008 and 9,918 shares of our common stock, respectively. DRW Investors LLC, an affiliate of Dain Rauscher Incorporated, holds 64,267 shares of our common stock. FleetBoston Robertson Stephens Inc. holds 28,572 shares of our common stock.

      In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

      These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

      As permitted by Rule 103 under the Securities Exchange Act of 1934, some underwriters and selling group members, if any, may act as "passive market makers" in the common stock, which means they may make bids for or purchases of common stock in the Nasdaq National Market until a stabilizing bid has been made. Rule 103 generally provides that: (i) a passive market maker's net daily purchases of the common stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months, or any 60 consecutive days ending within the 10 days, immediately preceding the filing date of the registration statement of which this prospectus forms a part; (ii) a passive market maker may not effect transactions or display bids for common stock at a price that exceeds the highest independent bid for the common stock by persons who are not passive market makers; and (iii) bids made by passive market makers must be identified as such.

      Netro estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $725,000.

      Netro and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for Netro by Venture Law Group, A Professional Corporation, Menlo Park, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Fenwick & West LLP, Palo Alto, California and for the selling shareholders by Heller, Ehrman, White & McAuliffe, Palo Alto, California. Tae Hea Nahm, a director of Venture Law Group, is the Secretary of Netro, and Sanjay Khare, an attorney at Venture Law Group, is Assistant Secretary. Tae Hea Nahm and other attorneys of Venture Law Group, together with an entity affiliated with Venture Law Group, hold an aggregate of 163,813 shares of our common stock and options to purchase 25,000 shares of our common stock.

                                    EXPERTS

      The audited consolidated financial statements and schedule included in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement, including items contained in the exhibits to the registration statement. For further information with respect to Netro and the common stock being offered, you should see the registration statement and the exhibits, financial statements and notes filed with the registration statement. Statements made in this prospectus concerning other documents are not necessarily complete. The registration statement, including exhibits, financial statements and notes, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may be obtained from the Commission upon payment of fees prescribed by the Commission. Information on the operation of the public reference room may be obtained by calling the Commission at 1-800-SEC-0330. We file reports, proxy statements and other information with the Commission. The registration statement and these reports and other information may also be inspected without charge at a Web site maintained by the Commission at http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants....................  F-2
Financial Statements:
  Consolidated Balance Sheets...............................  F-3
  Consolidated Statements of Operations and Comprehensive
     Loss...................................................  F-4
  Consolidated Statements of Shareholders' Equity...........  F-5
  Consolidated Statements of Cash Flows.....................  F-6
  Notes to Consolidated Financial Statements................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Netro Corporation:

     We have audited the accompanying consolidated balance sheets of Netro Corporation (a California corporation) and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Netro Corporation and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                          /s/ ARTHUR ANDERSEN LLP
San Jose, California
January 24, 2000

                               NETRO CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1998        1999
                                                              --------    --------
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  6,094    $  7,450
  Short-term investments....................................     9,034      37,887
  Trade accounts receivable, net of allowance of $509 and
     $150, respectively.....................................     1,150       6,925
  Inventory.................................................     4,315       7,909
  Prepaid expenses and other................................       243         814
                                                              --------    --------
          Total current assets..............................    20,836      60,985
EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net...................     5,634       4,569
OTHER ASSETS................................................       318         260
                                                              --------    --------
          Total assets......................................  $ 26,788    $ 65,814
                                                              ========    ========
                       LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt and capital leases......  $  3,872    $  6,764
  Trade accounts payable....................................     1,327       5,064
  Accrued liabilities.......................................     3,114       4,740
                                                              --------    --------
          Total current liabilities.........................     8,313      16,568
LONG-TERM DEBT AND CAPITAL LEASES, net of current portion...     4,547       3,633
DEFERRED FACILITIES RENT....................................        35          57
                                                              --------    --------
          Total liabilities.................................    12,895      20,258
                                                              --------    --------
COMMITMENTS AND CONTINGENCIES (Note 7)
SHAREHOLDERS' EQUITY:
  Preferred Stock, no par value:
     Authorized -- 31,192,517 shares and 5,000,000 shares at
      December 31, 1998 and 1999, respectively
     Outstanding -- 27,732,235 shares and no shares at
      December 31, 1998 and 1999, respectively..............    81,073          --
  Common Stock, no par value:
     Authorized -- 100,000,000 shares
     Outstanding -- 8,530,238 shares and 44,912,773 shares
      at December 31, 1998 and 1999, respectively...........     1,224     146,490
  Note receivable from shareholder..........................      (800)       (800)
  Deferred stock compensation...............................        --      (3,730)
  Accumulated deficit.......................................   (67,604)    (96,404)
                                                              --------    --------
          Total shareholders' equity........................    13,893      45,556
                                                              --------    --------
          Total liabilities and shareholders' equity........  $ 26,788    $ 65,814
                                                              ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               NETRO CORPORATION

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              YEARS ENDED DECEMBER 31,
                                                          --------------------------------
                                                            1997        1998        1999
                                                          --------    --------    --------
REVENUES..............................................    $  5,601    $  5,438    $ 18,185
COST OF REVENUES......................................       8,273       9,640      14,874
                                                          --------    --------    --------
GROSS PROFIT (LOSS)...................................      (2,672)     (4,202)      3,311
                                                          --------    --------    --------
OPERATING EXPENSES:
  Research and development............................      15,289      16,143      19,307
  Sales and marketing.................................       3,776       4,819       5,794
  General and administrative..........................       3,500       3,968       6,259
  Amortization of deferred stock compensation.........          --          --       1,104
                                                          --------    --------    --------
          Total operating expenses....................      22,565      24,930      32,464
                                                          --------    --------    --------
LOSS FROM OPERATIONS..................................     (25,237)    (29,132)    (29,153)
                                                          --------    --------    --------
OTHER INCOME (EXPENSE), net:
  Interest income.....................................       1,001       1,260       1,522
  Interest expense....................................        (298)       (956)     (1,169)
                                                          --------    --------    --------
          Total other income (expense), net...........         703         304         353
                                                          --------    --------    --------
NET LOSS AND COMPREHENSIVE LOSS.......................    $(24,534)   $(28,828)   $(28,800)
                                                          ========    ========    ========
Basic and diluted net loss per share..................    $  (5.11)   $  (4.07)   $  (1.31)
                                                          ========    ========    ========
Shares used to compute basic and diluted net loss per
  share...............................................       4,798       7,087      21,988
                                                          ========    ========    ========
Pro forma basic and diluted net loss
  per share (unaudited)...............................                            $  (0.71)
                                                                                  ========
Shares used to compute pro forma basic
  and diluted net loss per share (unaudited)..........                              40,616
                                                                                  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               NETRO CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                    CONVERTIBLE                                   NOTE
                                  PREFERRED STOCK          COMMON STOCK        RECEIVABLE      DEFERRED
                               ---------------------   ---------------------      FROM          STOCK       ACCUMULATED
                                 SHARES      AMOUNT      SHARES      AMOUNT    SHAREHOLDER   COMPENSATION     DEFICIT
                               -----------   -------   ----------   --------   -----------   ------------   -----------
BALANCE,
  DECEMBER 31, 1996..........   20,683,766   $30,275    7,813,406   $     94      $  --        $    --       $(14,242)
Exercise of stock options for
  cash.......................           --        --      111,301         15         --             --             --
Issuance of Common Stock for
  cash.......................           --        --      158,000        235         --             --             --
Repurchase of Common Stock
  for cash...................           --        --       (3,750)        --         --             --             --
Issuance of Series C
  Convertible Preferred Stock
  for cash, net of issuance
  costs of $36...............    5,028,005    35,162           --         --         --             --             --
Net loss.....................           --        --           --         --         --             --        (24,534)
                               -----------   -------   ----------   --------      -----        -------       --------
BALANCE,
  DECEMBER 31, 1997..........   25,711,771    65,437    8,078,957        344         --             --        (38,776)
Exercise of stock options for
  cash.......................           --        --      389,677        226         --             --             --
Issuance of Common Stock for
  cash.......................           --        --        5,396         11         --             --             --
Repurchase of Common Stock
  for cash...................           --        --     (343,792)      (157)        --             --             --
Issuance of Common Stock for
  notes receivable...........           --        --      400,000        800       (800)            --             --
Issuance of Series D
  Convertible Preferred Stock
  for cash, net of issuance
  costs of $84...............    2,020,464    15,636           --         --         --             --             --
Net loss.....................           --        --           --         --         --             --        (28,828)
                               -----------   -------   ----------   --------      -----        -------       --------
BALANCE,
  DECEMBER 31, 1998..........   27,732,235    81,073    8,530,238      1,224       (800)            --        (67,604)
Exercise of stock options for
  cash.......................           --        --      731,124        757         --             --             --
Deferred stock
  compensation...............           --        --           --      4,834         --         (4,834)            --
Repurchase of Common Stock
  for cash...................           --        --      (21,666)        (4)        --             --             --
Issuance of Series D
  Convertible Preferred Stock
  for cash, net of issuance
  costs of $48...............    2,149,254    16,673           --         --         --             --             --
Issuance of Series D
  Convertible Preferred Stock
  for services rendered......       20,794       162           --         --         --             --             --
Issuance of Common Stock in
  initial public offering,
  net of issuance costs......           --        --    5,750,000     41,605         --             --             --
Conversion of Preferred Stock
  to Common Stock in
  connection with IPO........  (29,902,283)  (97,908)  29,902,283     97,908         --             --             --
Issuance of Common Stock for
  services rendered..........           --        --       20,794        166         --             --             --
Amortization of deferred
  stock compensation.........           --        --           --         --         --          1,104             --
Net loss.....................           --        --           --         --         --             --        (28,800)
                               -----------   -------   ----------   --------      -----        -------       --------
BALANCE,
  DECEMBER 31 1999...........           --   $    --   44,912,773   $146,490      $(800)       $(3,730)      $(96,404)
                               ===========   =======   ==========   ========      =====        =======       ========


                                   TOTAL
                               SHAREHOLDERS'
                                  EQUITY
                               -------------
BALANCE,
  DECEMBER 31, 1996..........    $ 16,127
Exercise of stock options for
  cash.......................          15
Issuance of Common Stock for
  cash.......................         235
Repurchase of Common Stock
  for cash...................          --
Issuance of Series C
  Convertible Preferred Stock
  for cash, net of issuance
  costs of $36...............      35,162
Net loss.....................     (24,534)
                                 --------
BALANCE,
  DECEMBER 31, 1997..........      27,005
Exercise of stock options for
  cash.......................         226
Issuance of Common Stock for
  cash.......................          11
Repurchase of Common Stock
  for cash...................        (157)
Issuance of Common Stock for
  notes receivable...........          --
Issuance of Series D
  Convertible Preferred Stock
  for cash, net of issuance
  costs of $84...............      15,636
Net loss.....................     (28,828)
                                 --------
BALANCE,
  DECEMBER 31, 1998..........      13,893
Exercise of stock options for
  cash.......................         757
Deferred stock
  compensation...............          --
Repurchase of Common Stock
  for cash...................          (4)
Issuance of Series D
  Convertible Preferred Stock
  for cash, net of issuance
  costs of $48...............      16,673
Issuance of Series D
  Convertible Preferred Stock
  for services rendered......         162
Issuance of Common Stock in
  initial public offering,
  net of issuance costs......      41,605
Conversion of Preferred Stock
  to Common Stock in
  connection with IPO........          --
Issuance of Common Stock for
  services rendered..........         166
Amortization of deferred
  stock compensation.........       1,104
Net loss.....................     (28,800)
                                 --------
BALANCE,
  DECEMBER 31 1999...........    $ 45,556
                                 ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               NETRO CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              YEARS ENDED DECEMBER 31,
                                                          --------------------------------
                                                            1997        1998        1999
                                                          --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..............................................  $(24,534)   $(28,828)   $(28,800)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization......................     1,968       3,065       2,789
     Provision for doubtful accounts....................        47         462          78
     Loss on disposal of fixed assets...................       258          --          --
     Amortization of deferred stock compensation........        --          --       1,104
     Non-cash issuance of stock.........................        --          --         328
     Changes in operating assets and liabilities:
       Trade accounts receivable........................    (1,717)        545      (5,853)
       Inventory........................................    (2,670)       (388)     (3,594)
       Prepaid expenses and other.......................      (191)       (159)       (513)
       Trade accounts payable and accrued liabilities...     2,282        (566)      5,385
                                                          --------    --------    --------
          Net cash used in operating activities.........   (24,557)    (25,869)    (29,076)
                                                          --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of equipment and leasehold improvements.....    (2,530)     (3,183)     (1,724)
  Purchases of short-term investments...................   (18,796)    (34,085)    (72,952)
  Maturities of short-term investments..................    18,494      35,089      44,099
                                                          --------    --------    --------
          Net cash used in investing activities.........    (2,832)     (2,179)    (30,577)
                                                          --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of notes payable and sale-
     leaseback transactions.............................     4,577       4,553       5,833
  Payments on notes payable and capital leases..........    (1,109)     (1,795)     (3,855)
  Proceeds from issuance of Preferred Stock, net of
     issuance costs.....................................    35,162      15,636      16,673
  Proceeds from issuance of Common Stock, net of
     issuance costs.....................................       250         237      42,362
  Repurchases of Common Stock...........................        --        (157)         (4)
                                                          --------    --------    --------
          Net cash provided by financing activities.....    38,880      18,474      61,009
                                                          --------    --------    --------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS...........................................    11,491      (9,574)      1,356
CASH AND CASH EQUIVALENTS, BEGINNING OF
  YEAR..................................................     4,177      15,668       6,094
                                                          --------    --------    --------
CASH AND CASH EQUIVALENTS, END OF YEAR..................  $ 15,668    $  6,094    $  7,450
                                                          ========    ========    ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest................................  $    360    $    802    $  1,016
  Non-cash transactions:
     Notes receivable from the issuance of Common
       Stock............................................  $     --    $    800    $     --
     Equipment acquired under capital leases............  $  1,083    $     --    $     --
     Conversion of Preferred Stock to Common Stock in
       connection with IPO..............................  $     --    $     --    $ 97,908

  The accompanying notes are an integral part of these consolidated financial statements.

                               NETRO CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS:

     Netro Corporation (collectively, with its subsidiaries, the "Company") was incorporated in California on November 14, 1994. Netro is a leading provider of broadband wireless access equipment to competitive communications service providers worldwide. Netro's AirStar broadband access system derives its price-performance benefits from dynamic bandwidth allocation and a point-to-multipoint architecture that provides integrated voice and high-speed packet data services. The Company operates in one business segment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries in Germany, France and a dormant subsidiary in Israel.

FOREIGN CURRENCY TRANSLATION

     The functional currency of the Company's foreign subsidiaries is the local currency. Gains and losses resulting from the translation of the financial statements have not been material to date.

     Foreign exchange gains and losses resulting from foreign currency transactions were not material in any of the periods presented.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of short-term, highly liquid investments with original maturities of less than three months.

SHORT-TERM INVESTMENTS

     The Company classifies its investments in debt securities as "held-to-maturity." Accordingly, these investments, which mature at various dates through February 2000, are valued using the amortized cost method. The fair value of the investments approximates amortized cost and, as such, the gross unrealized holding gains and losses at December 31, 1998 and 1999, were not material.

     The carrying value of the Company's investments by major security type consisted of the following (in thousands):

                                                            DECEMBER 31,
                                                         ------------------
                      DESCRIPTION                         1998       1999
                      -----------                        -------    -------
United States Treasury Bills...........................  $ 1,996    $ 3,975
Other federal agency securities........................    6,945     33,912
Commercial paper.......................................    5,064         --
                                                         -------    -------
                                                         $14,005    $37,887
                                                         =======    =======

                               NETRO CORPORATION

     Approximately $4,971,000 of the total investments in debt securities as of December 31, 1998 were included in cash and cash equivalents. The remaining balance was classified as short-term investments. There were no investments included in cash and cash equivalents as of December 31, 1999.

INVENTORY

     Inventory includes materials and labor, is stated at the lower of cost (first-in, first-out) or market and consisted of the following (in thousands):

                                                             DECEMBER 31,
                                                           ----------------
                                                            1998      1999
                                                           ------    ------
Raw materials............................................  $3,204    $3,865
Work-in-process..........................................     474     2,185
Finished goods...........................................     637     1,859
                                                           ------    ------
                                                           $4,315    $7,909
                                                           ======    ======

EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Equipment is recorded at cost and depreciated using the straight-line method based upon the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are recorded at cost and are amortized over the estimated lives of the improvements or the term of the lease, whichever is shorter. Maintenance and repairs that do not improve or extend the life of assets are expensed as incurred.

SOFTWARE DEVELOPMENT COSTS

     Under the criteria set forth in Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," capitalization of software development costs begins upon the establishment of technological feasibility of the product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenues, estimated economic life and changes in software and hardware technology. Amounts that could have been capitalized under this statement after consideration of the above factors were immaterial and, therefore, no software development costs have been capitalized by the Company to date.

REVENUE RECOGNITION

     Revenues from product sales are generally recognized when all of the following conditions are met: the product has shipped, an arrangement exists with the customer and the Company has the right to invoice the customer, collection of the receivable is probable and the Company has fulfilled all of its material contractual obligations to the customer. Provisions are made at the time of revenue recognition for estimated warranty costs.

RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred and consist primarily of payroll costs, other direct expenses and overhead. The Company received third-party research and development funding of $900,000 and $625,000 in 1998 and 1999, respectively. The Company offset research and development expenses with the funding when agreed-upon milestones were met.

                               NETRO CORPORATION

COMPUTATION OF HISTORICAL NET LOSS PER SHARE AND PRO FORMA NET LOSS PER SHARE

     Historical net loss per share was calculated under SFAS No. 128, "Earnings per Share." Basic and diluted net loss per share on a historical basis is computed using the weighted average number of shares of common stock outstanding. Potential common shares from the conversion of convertible preferred stock and exercise of stock options and warrants are excluded from diluted net loss per share because they would be antidilutive. The total number of shares excluded from diluted net loss per share relating to these securities was 29,777,846, 32,453,093 and 4,408,949 shares for 1997, 1998 and 1999, respectively.

     Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 98, convertible preferred stock and common stock issued or granted for nominal consideration prior to the anticipated effective date of an initial public offering must be included in the calculation of basic and diluted net loss per share as if they had been outstanding for all periods presented. To date, the Company has not had any issuances or grants for nominal consideration.

     Unaudited pro forma basic and diluted net loss per share is calculated assuming the conversion of convertible preferred stock into an equivalent number of shares of common stock, as if the shares had converted on the dates of their issuance.

     The following table presents the calculation of historical and pro forma net loss per share (in thousands, except per share data):

                                                       YEARS ENDED DECEMBER 31,
                                                    ------------------------------
                                                      1997       1998       1999
                                                    --------   --------   --------
Net loss..........................................  $(24,534)  $(28,828)  $(28,800)
                                                    ========   ========   ========
HISTORICAL:
Weighted average shares of common stock
  outstanding.....................................     8,021      8,227     22,059
Less: Weighted average shares of common stock
  subject to repurchase...........................    (3,223)    (1,140)       (71)
                                                    --------   --------   --------
Weighted average shares used to compute basic and
  diluted net loss per share......................     4,798      7,087     21,988
                                                    ========   ========   ========
Basic and diluted net loss per share..............  $  (5.11)  $  (4.07)  $  (1.31)
                                                    ========   ========   ========
PRO FORMA:
Net loss..........................................                        $(28,800)
                                                                          ========
Shares used above.................................                          21,988
Pro forma adjustment to reflect weighted average
  effect of assumed conversion of convertible
  preferred stock (unaudited).....................                          18,628
                                                                          --------
Weighted average shares used to compute pro forma
  basic and diluted net loss per share
  (unaudited).....................................                          40,616
                                                                          ========
Pro forma basic and diluted net loss per share
  (unaudited).....................................                        $  (0.71)
                                                                          ========

COMPREHENSIVE LOSS

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which the Company adopted beginning on January 1, 1998. SFAS No. 130 establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. The objective of SFAS No. 130 is to report a measure of all changes in equity of an enterprise that result from transactions and other

                               NETRO CORPORATION
economic events of the period other than transactions with shareholders. Comprehensive income (loss) is the total of net income (loss) and all other non-owner changes in equity. For each of the periods presented, the Company had no such transactions, therefore the comprehensive loss was equal to net loss.

STOCK-BASED COMPENSATION PLANS

     The Company has adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS No. 123, the Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires companies to value derivative financial instruments, including those used for hedging foreign currency exposures, at current market value with the impact of any change in market value being charged against earnings in each period. In June 1999, the Financial Accounting Standards Board issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of SFAS No. 133" to defer the effective date of SFAS No. 133 until fiscal years beginning after June 15, 2000. To date, the Company has not entered into any derivative financial instrument contracts. Thus, the Company anticipates that SFAS No. 133 will not have a material impact on its consolidated financial statements.

3. CONCENTRATIONS OF CREDIT RISK:

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables, cash equivalents and short-term investments. As of December 31, 1998 and 1999, approximately 71% and 85%, respectively, of the Company's trade accounts receivable balance was represented by one customer and three customers, respectively. Although the Company does not require collateral on accounts receivable, because the majority of the Company's customers are large, well-established companies, it requires standby letters of credit or prepayments on certain sales to foreign and smaller companies. The Company provides reserves for credit losses and such losses have been insignificant in all periods presented in the accompanying consolidated financial statements. With respect to cash equivalents and short-term investments, the Company has cash investment policies that limit the amount of credit exposure to any one issuer and restrict placement of these investments to issuers evaluated as creditworthy.

4. EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

     Equipment and leasehold improvements consisted of the following (in thousands):

                                                                DECEMBER 31,
                                                              ----------------
                                                               1998      1999
                                                              ------    ------
Engineering and test equipment..............................  $7,997    $9,126
Office and computer equipment...............................   2,743     3,182
Furniture and fixtures......................................     345       461
Leasehold improvements......................................     206       246
                                                              ------    ------
                                                              11,291    13,015
Less: Accumulated depreciation and amortization.............  (5,657)   (8,446)
                                                              ------    ------
Equipment and leasehold improvements, net...................  $5,634    $4,569
                                                              ======    ======

                               NETRO CORPORATION

5. ACCRUED LIABILITIES:

     Accrued liabilities consisted of the following (in thousands):

                                                                DECEMBER 31,
                                                              ----------------
                                                               1998      1999
                                                              ------    ------
Accrued payroll and related benefits........................  $  935    $1,494
Warranty reserve............................................   1,250     1,264
Customer deposits...........................................     315       858
Other.......................................................     614     1,124
                                                              ------    ------
          Total.............................................  $3,114    $4,740
                                                              ======    ======

6. DEBT AND CAPITAL LEASES:

     The following table summarizes obligations under long-term debt and capital leases (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1999
                                                              -------    -------
Borrowings under bank line of credit........................  $ 1,839    $ 4,338
Secured note payable to lender, due in monthly installments
  of $90,942 with interest at 12.5%.........................    2,746      1,882
Capital leases, due through 2002............................    3,834      4,177
                                                              -------    -------
                                                                8,419     10,397
Less: current portion.......................................   (3,872)    (6,764)
                                                              -------    -------
                                                              $ 4,547    $ 3,633
                                                              =======    =======

     In January 1998, the Company entered into a bank line of credit under which up to $6,000,000 is available for borrowings and letters of credit. This arrangement was renewed in September 1999 and expires in January 2001. Borrowings are limited to an aggregate amount equaling approximately 80% and 90% of domestic and foreign eligible trade accounts receivable, respectively, and 50% of eligible foreign inventories. The line of credit is secured by the Company's outstanding trade accounts receivable and inventory. The borrowings under the line are due in January 2001 and accrue interest at the 30-day LIBOR rate plus 2.25% or the bank's prime rate, at the Company's option. Under the agreement, the Company must comply with certain financial and other covenants.

     As of December 31, 1999, borrowings outstanding under this agreement were $4,338,000 and amounts utilized for outstanding letters of credit were $300,000.

     In 1997, the Company borrowed $3,750,000 from a lender to finance purchases of fixed assets. The loan accrues interest at 12.5% per annum from the date of borrowing, and is secured by a purchase money lien on the equipment financed. Principal payments due under the loan at December 31, 1999, are as follows (in thousands):

2000................................................  $  907
2001................................................     975
                                                      ------
          Total.....................................  $1,882
                                                      ======

     A significant portion of the Company's machinery and equipment is leased under agreements accounted for as capital leases. The cost of equipment under capital leases included in property and equipment at December 31, 1998 and 1999 was approximately $5,754,000 and $6,590,000, respectively.

                               NETRO CORPORATION

     In March 1999, the Company entered into a new equipment lease agreement, under which the Company can finance equipment purchases of up to $3,000,000. As of December 31, 1999, the Company had borrowed approximately $1,936,000 against this agreement. See Note 9 for information regarding warrants issued as part of this agreement.

     Future minimum lease payments under all noncancelable capital lease agreements as of December 31, 1999, are summarized as follows (in thousands):

2000........................................................  $1,987
2001........................................................   1,776
2002........................................................   1,172
                                                              ------
Total minimum lease payments................................   4,935
Less: amount representing interest at 10.0% to 13.4%........    (758)
                                                              ------
Present value of lease payments.............................  $4,177
                                                              ======

7. COMMITMENTS AND CONTINGENCIES:

COMMITMENTS

     The Company leases its facilities and certain equipment under noncancelable operating lease agreements expiring at various dates through 2002. Future minimum lease payments under all noncancelable operating lease agreements as of December 31, 1999, are summarized as follows (in thousands):

2000................................................  $1,396
2001................................................     902
2002................................................       8
                                                      ------
                                                      $2,306
                                                      ======

     Rent expense for the operating leases was approximately $538,000, $922,000, $1,361,000 in 1997, 1998 and 1999, respectively.

     The Company had outstanding a standby letter of credit of $400,000 to secure the Company's warranty obligations to one customer relating to discontinued product. The letter of credit is secured by a certificate of deposit for $125,000. The letter of credit is subject to draw if the Company fails to meet its obligation for liquidated damages to the customer for downtime.

     In January 1999, the Company entered into an engineering services agreement with one of its vendors for $728,000, which is payable in cash or stock at the option of the Company. As of December 31,1999, the Company had paid 41,588 shares of Common Stock with a value of $328,000. In November 1999, the Company agreed to pay the remaining future obligations under this agreement in cash.

CONTINGENCIES

     In 1999, the Company reached a settlement agreement and mutual release with a former contract manufacturer. Under the settlement, the Company will purchase certain component inventory for cash. This settlement is within amounts previously reserved for this purpose in the Company's financial statements.

                               NETRO CORPORATION

8. EMPLOYEE BENEFIT PLAN:

     The Company maintains an employee savings plan for all of its full-time employees. This plan qualifies under Section 401(k) of the Internal Revenue Code (the "Code"). The plan allows employees to make pre-tax contributions in specified percentages up to the maximum dollar limitations prescribed by the Code. The Company has the option to contribute to the plan, but has not made contributions to date.

9. CAPITAL STOCK:

INITIAL PUBLIC OFFERING

     On August 24, 1999, the Company completed its initial public offering of 5,750,000 shares of common stock at a public offering price of $8 per share. The offering resulted in net proceeds to the Company of $42,780,000 after payment of the underwriters commission but before deduction of the offering expenses. Simultaneously with the closing of the initial public offering, all of the Company's then outstanding convertible preferred stock was automatically converted into an aggregate of 29,902,283 shares of common stock.

CAPITAL STOCK

     The Company's capital stock is divided into two classes: Common Stock and Convertible Preferred Stock. Convertible Preferred Stock consisted of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock.

     At December 31, 1999, 7,907,469 shares of Common Stock were reserved, including 7,850,441 shares for issuance under the Company's stock option plans and 57,028 for warrants to purchase Common Stock.

     During 1998, the Company issued 400,000 shares of Common Stock in exchange for a full recourse note in the amount of $800,000. The note bears interest at 5.44% per annum and is due in April 2002.

STOCK OPTION PLANS

  1999 Executive Stock Plan

     The 1999 Executive Stock Plan was adopted by the board of directors in April 1999 and approved by the shareholders in May 1999. A total of 1,195,000 shares of common stock has been reserved for issuance under the 1999 Executive Stock Plan. As of December 31, 1999, options to purchase 1,175,000 shares of common stock with a weighted average exercise price of $3.50 had been issued, and 20,000 shares remained available for future option grants. Unless terminated earlier, the 1999 Executive Stock Plan will terminate in April 2009. The 1999 Executive Stock Plan does not impose an annual limitation on the number of shares subject to options that may be issued to any individual employee.

     The terms of options issued under the 1999 Executive Stock Plan are generally the same as those that may be issued under the 1996 Stock Option Plan. However, all options granted under the 1999 Executive Stock Plan may be exercised immediately after the grant date, subject to the Company's right to repurchase at cost any shares that remain unvested at the time of the optionee's termination of employment. Options granted under the 1999 Executive Stock Plan generally vest at the rate of 1/4th of the total number of shares subject to the options twelve months after the date of grant and 1/48th of the total number of shares subject to the options each month thereafter.

                               NETRO CORPORATION

  1997 Directors' Stock Option Plan

     The 1997 Directors' Stock Option Plan (the "Directors' Plan") was adopted by the Board of Directors in December 1997 and amended in June 1999. A total of 300,000 shares of common stock has been reserved for issuance under the Directors' Plan, of which options to purchase 125,000 shares of common stock had been granted. Under the Directors' Plan, as amended, each individual who first becomes a non-employee director after the effective date of the amendment will receive an automatic initial grant of an option to purchase 10,000 shares of common stock upon appointment or election. Initial grants to non-employee directors will be vested and exercisable in full as of the date of grant. The Directors' Plan also provides for annual grants of options to purchase 10,000 shares of common stock on the first day of each fiscal year to each non-employee director who has served on the Board of Directors for at least six months, provided that a non-employee director who received a 20,000 share initial grant under the original version of the Directors' Plan will be eligible to receive an annual grant of an option to purchase 5,000 shares of common stock until the first day of the fiscal year following the date on which the initial option has fully vested under the terms of that option, after which date each director will be eligible to receive an annual grant of an option to purchase 10,000 shares of common stock. The annual grants to non-employee directors will be vested and exercisable in full as of the date of grant. The per share exercise price of all stock options granted under the Directors' Plan must be equal to the fair market value of a share of the Company's common stock on the date of grant of the option. Options granted under the Directors' Plan have a term of ten years. However, unvested options will terminate when the optionee ceases to serve as a director and vested options will terminate if they are not exercised within 12 months after the director's death or disability or within 90 days after the director ceases to serve as a director for any other reason.

  1995 and 1996 Stock Option Plans

     During 1996, the Company established the 1996 Stock Option Plan (the "1996 Plan"). All shares previously available for issuance under the Company's 1995 Stock Option Plan are reserved for issuance under the 1996 Plan. As of December 31, 1999, 8,800,000 shares of Common Stock had been authorized for issuance under the 1995 and 1996 Plan, of which 810,981 shares remained available for future option grants. Under the 1996 Plan, the Company may grant incentive stock options or nonstatutory stock options to employees, officers, directors and consultants at an exercise price of not less than 100% of the fair market value of the Common Stock on the date of grant, except that nonstatutory stock options may be granted at 85% of such fair market value. Options granted generally become exercisable at a rate of one-fourth of the shares subject to the option at the end of the first year and 1/48 of the shares subject to the option at the end of each calendar month thereafter. However, at the discretion of management, the optionee may have the immediate right to exercise the option subject to a restricted stock agreement that gives the Company the right to repurchase unvested shares at the original issuance price in the event of termination of employment. The maximum term of a stock option under the plans is ten years, but if the optionee at the time of grant has voting power of more than 10% of the Company's outstanding capital stock, the maximum term is five years. The number of shares reserved for issuance under the 1996 stock option plan will be subject to an automatic annual increase on the first day of each year from 2001 through 2005 equal to the least of: 1) 750,000 shares, 2) 3% of our outstanding common stock on the last day of the immediately preceding fiscal year or 3) a number of shares determined by the administrator.

                               NETRO CORPORATION

     The following table summarizes option activity under all option plans including the 1997 Director Stock Option Plan, the 1999 Executive Stock Option Plan and the 1995 and 1996 Stock Option Plans:

                                                               OPTIONS OUTSTANDING
                                                           ----------------------------
                                                                            WEIGHTED
                                              OPTIONS                       AVERAGE
                                             AVAILABLE       SHARES      EXERCISE PRICE
                                             ----------    ----------    --------------
Balance at December 31, 1996...............   1,577,176     2,096,000       $ 0.490
  Authorized...............................   1,320,000            --            --
  Granted..................................  (2,557,550)    2,557,550         1.980
  Exercised................................          --      (111,301)        0.213
  Terminated...............................     504,924      (504,924)        1.022
  Unvested shares repurchased..............       3,750            --         0.045
                                             ----------    ----------
Balance at December 31, 1997...............     848,300     4,037,325         1.360
  Authorized...............................     500,000            --            --
  Granted..................................  (1,605,800)    1,605,800         2.000
  Exercised................................          --      (389,677)        0.579
  Terminated...............................     570,337      (570,337)        1.555
  Unvested shares repurchased..............     248,667            --         0.064
                                             ----------    ----------
Balance at December 31, 1998...............     561,504     4,683,111         1.621
  Authorized...............................   3,315,284            --            --
  Granted..................................  (3,689,510)    3,689,510        11.835
  Exercised................................          --      (731,124)        1.020
  Terminated...............................     797,037      (797,037)        1.880
  Unvested shares repurchased..............      21,666            --         0.194
                                             ----------    ----------
Balance at December 31, 1999...............   1,005,981     6,844,460       $ 7.178
                                             ==========    ==========

     Shares of common stock issued pursuant to options granted under the 1995 and 1996 stock option plans that had not vested at the date of employee termination were repurchased by the Company at cost, as reflected in the table above as "unvested shares repurchased." The repurchased shares were cancelled and returned to the pool of options available for grant.

     The following table summarizes information about stock options outstanding at December 31, 1999:

             OPTIONS OUTSTANDING
----------------------------------------------    NUMBER VESTED
EXERCISE PRICES    NUMBER     CONTRACTUAL LIFE   AND EXERCISABLE
---------------  ----------   ----------------   ---------------
         $0.045      21,000     5.6 years              21,000
          $0.20     317,948     6.5 years             257,622
  $1.00 - $1.50     227,163     6.9 years             169,950
          $2.00   3,275,089     8.2 years           1,404,017
          $3.50   1,352,125     9.3 years                 406
  $7.00 - $8.00     657,350     9.5 years               3,000
$22.75 - $26.25     149,850     9.8 years                  --
$34.31 - $45.00     843,935     9.9 years                  --
                 ----------                         ---------
                  6,844,460                         1,855,995
                 ==========                         =========

                               NETRO CORPORATION

     In January 1996, the Company adopted the provisions of SFAS No. 123, which calls for companies to measure employee stock compensation expense based on the fair value method of accounting. As allowed by SFAS No. 123, the Company elected the continued use of APB Opinion No. 25, with pro forma disclosure of net loss determined as if the fair value method had been applied in measuring compensation cost. Had compensation cost for the Company's stock based compensation awards been determined under the fair value method consistent with SFAS No. 123, the Company's net loss would have resulted in the following pro forma amounts:

                                                  YEARS ENDED DECEMBER 31,
                                          -----------------------------------------
                                             1997           1998           1999
                                          -----------    -----------    -----------
                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                          AMOUNTS)
As Reported:
  Net loss..............................   $(24,534)      $(28,828)      $(28,800)
  Net loss per share....................      (5.11)         (4.07)         (1.31)
Pro Forma:
  Net loss..............................    (24,670)       (29,079)       (30,273)
  Net loss per share....................      (5.14)         (4.10)         (1.38)
Weighted average fair value of options
  granted during the year...............       2.47           2.48          18.78
Weighted average fair value of purchase
  rights granted during the year under
  the employee stock purchase plan......         --             --           2.97

     The fair value of each option grant for the years ended 1997, 1998, and the six months ended June 30, 1999 was estimated on the date of grant using the Black-Scholes option valuation model with the following assumptions:

Risk-free interest rate.....................................  5.03% - 6.70%
Average expected life of option.............................        5 years
Dividend yield..............................................             0%
Volatility of Common Stock..................................          0.01%

     The fair value of each option grant for the six-month period ended December 31, 1999, was estimated on the date of the grant using the Black-Scholes option valuation model with the following assumptions:

Risk-free interest rate.....................................  5.87% - 6.09%
Average expected life of option.............................        4 years
Dividend yield..............................................             0%
Volatility of Common Stock..................................          90.0%

     To comply with the pro forma reporting requirements of SFAS No. 123, compensation cost is also estimated for the fair value of future employee stock purchase plan issuances. Therefore, the Company has estimated the compensation cost for our first employee stock purchase plan issuance, which will be in January 2000. The fair value of purchase rights granted under the Purchase Plan is

                               NETRO CORPORATION
estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

Risk-free interest rate.....................................      5.04%
Average expected life of option.............................  0.5 years
Dividend yield..............................................         0%
Volatility of Common Stock..................................      90.0%

1999 EMPLOYEE STOCK PURCHASE PLAN

     In June 1999, the Board of Directors adopted the 1999 Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. A total of 1,000,000 shares of common stock have been reserved for issuance under the Purchase Plan. The number of shares reserved for issuance under the Purchase Plan will be subject to an automatic annual increase on the first day of each of 2001 through 2005 equal to the least of: (1) 250,000 shares, (2) 1% of the outstanding common stock on the last day of the immediately preceding fiscal year or (3) a number of shares determined by the administrator. The price of shares purchased under the plan will be equal to 85% of the fair market value of the Common Stock on the first or last day of the offering period, whichever is lower.

DEFERRED STOCK COMPENSATION

     In connection with the grant of stock options to purchase 2,338,550 shares of common stock with a weighted average exercise price of $2.84 per share to employees during 1998 and 1999, the Company recorded deferred compensation of $4,834,000, representing the difference between the estimated fair value of the common stock and the aggregate option exercise price of such options at the date of grant. This amount is presented as a reduction of shareholders' equity and amortized ratably over the vesting period of the applicable options (generally four years). Amortization expense related to deferred stock compensation was immaterial in 1998. Amortization expense related to deferred stock compensation was $1,104,000 in 1999. Compensation expense is decreased in the period of forfeiture for any accrued but unvested compensation arising from the early termination of an option holder's services.

PREFERRED STOCK

     Netro is authorized to issue 5,000,000 shares of undesignated preferred stock. The board of directors will have the authority, without any further vote or action by the shareholders:

          - to issue the undesignated preferred stock in one or more series.

          - to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated preferred stock; and

          - to fix the number of shares constituting any series and the designation of that series.

     The rights of the holders of the common stock are subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future.

                               NETRO CORPORATION

CONVERTIBLE PREFERRED STOCK

     The Company's outstanding Convertible Preferred Stock consisted of:

                                                               DECEMBER 31,
                                                              --------------
                                                               1998     1999
                                                              -------   ----
                                                              (IN THOUSANDS)
Series A
  Authorized -- 13,466,660 at December 31, 1998 and none at
     December 31, 1999
  Outstanding -- 13,466,660 at December 31, 1998 and none at
     December 31, 1999......................................  $ 6,049   $ --
Series B
  Authorized -- 5,250,000 at December 31, 1998 and none at
     December 31, 1999
  Outstanding -- 5,250,000 at December 31, 1998 and none at
     December 31, 1999......................................  $10,492   $ --
Series C
  Authorized -- 8,475,857 at December 31, 1998 and none at
     December 31, 1999
  Outstanding -- 6,995,111 at December 31, 1998 and none at
     December 31, 1999......................................  $48,896   $ --
Series D
  Authorized -- 4,000,000 at December 31, 1998 and none at
     December 31, 1999
  Outstanding -- 2,020,464 at December 31, 1998 and none at
     December 31, 1999......................................  $15,636   $ --

WARRANTS

     In connection with the Company's capital lease financing arrangements, the Company issued warrants to its lessors as follows:

                                                          YEAR      SHARE     EXERCISE
                    CLASS OF STOCK                       GRANTED    AMOUNT     PRICE
                    --------------                       -------    ------    --------
Series C Preferred Stock...............................   1997      28,750     $7.00
Series D Preferred Stock...............................   1998       8,997     $7.78
Series D Preferred Stock...............................   1999      19,281     $7.78

     Warrants to purchase 23,750 shares at $7.00 per share will expire in June 2002. Warrants to purchase 5,000 shares at $7.00 per share will expire in September 2002. Warrants to purchase 8,997 shares at $7.78 per share will expire in February 2003. Warrants to purchase 19,281 shares at $7.78 per share will expire in March 2006. The fair value of the warrants was estimated at the date of grant using the Black-Scholes model and the value was determined to be immaterial.

     All of the outstanding warrants to purchase Preferred Stock were converted upon completion of the Company's initial public offering into warrants to purchase shares of Common Stock on a one for one basis.

10. INCOME TAXES:

     The Company provides for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability based approach in accounting for income taxes. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences of revenue and expense items for financial statement and income tax purposes. Valuation allowances are provided against assets that are not likely to be realized.

                               NETRO CORPORATION

     The provision for income taxes differs from the expected tax benefit amount computed by applying the statutory federal income tax rate of 35% to loss before income taxes as follows:

                                                                   YEARS ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                              1997     1998     1999
                                                              ----     ----     ----
Federal statutory rate......................................  (35)%    (35)%    (35)%
State taxes, net of federal benefit.........................   (6)      (6)      (6)
Change in valuation allowance...............................   41       41       41
                                                              ---      ---      ---
                                                               --%      --%      --%
                                                              ===      ===      ===

     The major components of the net deferred tax asset were as follows (in thousands):

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998         1999
                                                              ---------    ---------
Net operating losses:
  Federal...................................................  $  20,363    $  28,723
  State.....................................................      1,176        1,412
Tax credit carryforwards....................................      2,842        4,551
Cumulative temporary differences:
  Reserves..................................................      1,774        1,474
  Research and development costs............................      1,653        2,070
  Start-up costs............................................        621          508
  Other.....................................................        457        1,211
                                                              ---------    ---------
          Total deferred tax asset..........................     28,886       39,949
Valuation allowance.........................................    (28,886)     (39,949)
                                                              ---------    ---------
     Net deferred tax asset.................................  $      --    $      --
                                                              =========    =========

     The Company has established a valuation allowance for the total deferred tax asset because, given the Company's limited operating history and accumulated deficit, it is uncertain that the deferred tax asset will be realized.

     As of December 31, 1999, the Company had Federal and State net operating loss carryforwards of approximately $84,479,278 and $24,208,734, respectively. The Company's net operating loss carryforwards expire at various dates through 2019. Under current tax law, the net operating loss and tax credit carryforwards available for use in any given year may be limited upon the occurrence of certain events, including significant changes in ownership interest.

11. SEGMENT REPORTING:

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." The Company adopted SFAS No. 131 in fiscal 1998. SFAS No. 131 establishes standards for disclosures about operating segments, products and services, geographic areas and significant customers. The Company is organized and operates as one operating segment: the design, development, manufacturing, marketing and selling of broadband wireless point-to-multipoint access systems.

                               NETRO CORPORATION

     The Company markets its products in the United States and in other foreign countries through worldwide system integrators, its direct sales force and local resellers. Revenue by country based on sales to those customers before distribution to the end customer was as follows:

                                                            YEARS ENDED DECEMBER 31,
                                                          ----------------------------
                                                          1997        1998        1999
                                                          ----    ------------    ----
United States...........................................    1%         24%         57%
Germany.................................................   61%          2%         --
Austria.................................................   13%         27%         --
United Kingdom..........................................   --          16%         10%
Italy...................................................   --          15%          7%
Israel..................................................   21%         10%          2%
Saudi Arabia............................................   --          --          10%
Other...................................................    4%          6%         14%

     The following customers accounted for 10% or more of revenues in the periods indicated:

                                                            YEARS ENDED DECEMBER 31,
                                                          ----------------------------
                                                          1997        1998        1999
                                                          ----    ------------    ----
Customer A..............................................   39%          *           *
Customer B..............................................   20%          *          --
Customer C..............................................   21%         10%          *
Customer D..............................................   12%         27%          *
Customer E..............................................   --          16%         57%
Customer F..............................................   --          15%          *
Customer G..............................................   --           *          10%
Customer H..............................................   --           *          10%

---------------
* Customer below 10% in 1998 or 1999

12. SUBSEQUENT EVENT (UNAUDITED)

2000 Non-Executive Stock Option Plan

     The 2000 non-executive stock option plan was adopted by the Board of Directors in February 2000 and, unless terminated earlier by the Board of Directors, will terminate in February 2010. It does not require shareholder approval. The 2000 non-executive stock option plan provides for the grant of nonstatutory stock options to non-executive employees of and consultants to the Company. The purposes of the 2000 non-executive stock option plan are: to attract and retain the best available personnel; to provide additional incentives to our non-executive employees and consultants; and to promote the success of the Company. The Company has reserved 2,000,000 shares for issuance under the 2000 non-executive stock option plan.

     The compensation committee currently administers the 2000 non-executive stock option plan. The administrator of the plan determines: the number of shares subject to options, provided that no individual employee may receive option grants for more than 1,000,000 shares; vesting schedules, which are typically 1/4(th) after one year and 1/48(th) per month thereafter; exercise prices, which must be at least 85% of the fair market value of our common stock; the term of the options, which may not exceed ten years; and the transferability of the options, which are generally non-transferable other than by will or the laws of descent or distribution, unless otherwise determined by the administrator.

                               NETRO CORPORATION

     Options granted under the 2000 non-executive stock option plan are also subject to the following restrictions: options granted under the 2000 non-executive stock option plan are only nonstatutory stock options; and executive officers of the Company may not receive grants under the plan.

     In the event of a change of control of the Company, outstanding options will be assumed or substituted by the successor corporation. If the successor corporation does not agree to this assumption or substitution, the options will terminate upon the closing of the transaction. The Company's board of directors may amend, modify or terminate the 2000 non-executive stock option plan if the amendment, modification or termination does not impair vesting rights of the plan participants.

                           [INSIDE FRONT COVER PAGE]

PHOTOGRAPHS, DESCRIPTIONS AND CAPTIONS

     1. Top: Color photo of three AirStar base radio units and a base station shelf with base sector controllers with a base modem module.

     Caption: AirStar, Base Station Equipment -- base station, base radio unit. AirStar's base station equipment aggregates traffic from subscribers for transmission to and from the service provider's central office.

     2. Center: Color photo of the AirStar subscriber access unit and subscriber radio unit.

     Caption: AirStar Customer Premises Equipment, Subscriber Radio Unit, Subscriber Access System.

     AirStar's customer premises equipment connects the subscriber and translates voice and data traffic for air transmission.

     3. Bottom: Color photo of a computer monitor with a picture of an AirView LE screen on its screen.

     Caption: AirView LE Network Management Software.

     All components of the AirStar network are managed remotely by the network management software, using industry standard protocols.

                    [INTERIOR FOLD-OUT OF FRONT COVER PAGE]

IMAGES, DIAGRAM, DIAGRAM DESCRIPTIONS AND CAPTIONS

     1. Top Caption: AirStar Network Deployment.

     2. Center: Diagram of a communications network of a metropolitan broadband wireless point-to-multipoint deployment with our AirStar with a central office of a Telecom Carrier/Service Provider, connecting through the public switched telephone network to the various services and protocols as well as the use of the Airview LE Network Management Software (one of the Company's products) in that location.

     The Central Office is connected through fiber to a building which houses the AirStar base station. On the roof of that building are AirStar base radio units covering a small business (with a subscriber radio unit and a subscriber access system), a mid-sized business (with the same subscriber equipment) and a multiple tenant building (with the same subscriber equipment). The base station and base radio units transmit and receive packets to and from the three subscribers, described above, with transmission depicted by arrows.

     3. Top Left Corner: Three drawings of buildings with AirStar equipment covering a cell, with sector coverage depicted as a pyramid consisting of five cones.

6. Bottom: our Logo

                            [INSIDE BACK COVER PAGE]

IMAGES, A MAP AND CAPTIONS

     1. Top: AirStar.

     2. Map with flags depicting the location of AirStar distributor and end user trials and commercial pilots.

------------------------------------------------------
------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is unlawful to do so. The information contained in this prospectus is current only as of its date.

                           -------------------------

                               TABLE OF CONTENTS

                                        Page
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    4
Forward-Looking Statements............   11
Use of Proceeds.......................   12
Price Range of Common Stock...........   12
Dividend Policy.......................   12
Capitalization........................   13
Dilution..............................   14
Selected Consolidated Financial
  Data................................   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   16
Business..............................   24
Management............................   36
Certain Transactions..................   49
Principal and Selling Shareholders....   51
Description of Capital Stock..........   54
Shares Eligible for Future Sale.......   56
Underwriting..........................   58
Legal Matters.........................   60
Experts...............................   60
Where You Can Find Additional
  Information.........................   60
Index to Consolidated Financial
  Statements..........................  F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                6,000,000 Shares

                               NETRO CORPORATION
                                  Common Stock
                            ------------------------

                                  [Netro Logo]
                            ------------------------
                              GOLDMAN, SACHS & CO.

                             DAIN RAUSCHER WESSELS

                                LEHMAN BROTHERS

                               ROBERTSON STEPHENS

                      Representatives of the Underwriters
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than the underwriting discount, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

                                                                AMOUNT
                                                              TO BE PAID
                                                              ----------
SEC registration fee........................................   $ 63,750
NASD filing fee.............................................     30,500
Nasdaq National Market listing fee..........................     69,000
Printing and engraving expenses.............................    110,000
Legal fees and expenses.....................................    200,000
Accounting fees and expenses................................    120,000
Transfer agent and registrar fees...........................      5,000
Miscellaneous fees and expenses.............................    126,750
                                                               --------
          Total.............................................   $725,000
                                                               ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 317 of the California General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act").
Article VI of the Registrant's Amended and Restated Articles of Incorporation, to be filed and effective upon completion of this offering (Exhibit 3.3 hereto), provides for indemnification of its directors and officers to the maximum extent permitted by the California General Corporation Law, and Section 6.1 of the Registrant's Bylaws, to be effective upon completion of this offering (Exhibit
3.4 hereto), provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the California General Corporation Law. In addition, the Registrant has entered into Indemnification Agreements (Exhibit 10.1 hereto) with its directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the California General Corporation Law. The indemnification agreements may require the Registrant, among other things, to indemnify its directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms. Reference is also made to Section 6(b) of the Purchase Agreement contained in Exhibit 1.1 hereto, which indemnifies officers and directors of the Registrant against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     (a) Since inception through December 31, 1999, the Registrant has issued and sold (without payment of any selling commission to any person) the following unregistered securities:

        - an aggregate of 13,466,660 shares of Series A preferred stock at $0.45 per share in June 1995 to 14 investors;

        - an aggregate of 5,250,000 shares of Series B preferred stock at $2.00 per share in November and December 1995 to 10 investors;

        - an aggregate of 4,125,678 shares of Series C preferred stock at $7.00 per share in July, October and November 1996, and January, February and April 1997 to 27 investors;

        - warrants to purchase an aggregate of 28,750 shares of Series C preferred stock in June and September 1997 to an equipment lessor;

        - an aggregate of 2,869,433 shares of Series C preferred stock at $7.00 per share in July and November 1997 to 15 investors;

        - an aggregate of 1,285,347 shares of Series D preferred stock at $7.78 per share in January 1998 to one investor;

        - warrants to purchase an aggregate of 8,997 shares of Series D preferred stock in February 1998 to an equipment lessor;

        - an aggregate of 2,253,757 shares of Series D preferred stock at $7.78 per share in April, July and October 1998 and January and February 1999 to 20 investors;

        - warrants to purchase an aggregate of 19,281 shares of Series D preferred stock in March 1999 to an equipment lessor;

        - an aggregate of 630,614 shares of Series D preferred stock at $7.78 per share in April and June 1999 to 4 investors;

        - an aggregate of 31,191 shares of Series D preferred in exchange for engineering services with an aggregate value of $242,666 upon the achievement by Microelectronics Technology Inc. of certain milestones in June and August 1999;

        - an aggregate of 9,011,489 shares of common stock had been issued between November 1994 and August 15, 1999 upon exercise of options or pursuant to restricted stock purchase agreements, net of repurchases, to 115 consultants, employees and directors; and

        - options and stock purchase rights to purchase an aggregate of 10,576,250 shares of common stock have been issued between April 1995 and August 1999 to 267 employees, directors and consultants with exercise prices ranging from $0.045 to $8.00. Of the total, options and stock purchase rights to purchase an aggregate of 1,948,713 shares of common stock have been returned to Registrants's stock plans.

     (b) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

     The issuances described in Item 15(a) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) thereof as transactions by an issuer not involving any public offering and in the case of some issuances of our common stock, were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS

    1.1**           Form of Underwriting Agreement among Registrant, the Selling
                    Shareholders and the Underwriters.
    3.3*            Amended and Restated Articles of Incorporation of the
                    Registrant.
    3.4*            Amended and Restated Bylaws of the Registrant.
    4.1*            Form of the Registrant's common stock certificate.
    5.1**           Opinion of Venture Law Group, A Professional Corporation.
   10.1*            Form of Indemnification Agreement.
   10.2*            1996 Stock Option Plan, as amended, and form of stock option agreement and restricted stock purchase agreement.
   10.3*            1999 Executive Stock Plan and form of subscription
                    agreement.
   10.4*            1999 Employee Stock Purchase Plan and form of subscription agreement.
   10.5*            1997 Directors' Stock Option Plan, as amended, and form of stock option agreement.
   10.6*            Lease between Sobrato Interests II et al. and Pyramid
                    Technology Corporation dated August 29, 1979, and first
                    amendment.
   10.6.1*          Sublease between Registrant and Siemens Pyramid Information
                    Systems, Inc. dated December 15, 1997 and amendment.
   10.6.2*          Landlord's consent to sublease.
   10.7(+)*         Global OEM Purchase Agreement between Registrant and Lucent
                    Technologies Inc.
   10.8(+)*         Frame Agreement between Registrant and Italtel s.p.a.
   10.8.1(+)*       Non-Exclusive OEM Supplemental Agreement between Registrant and Italtel s.p.a.
   10.8.2(+)*       Joint Development Agreement between Registrant and Italtel
                    s.p.a.
   10.8.3*          Special Rights Agreement between Registrant and Italtel
                    s.p.a.
   10.9(+)*         Manufacturing Agreement between Registrant and Solectron
                    California Corporation, dated May 31, 1998.
   10.10(+)*        Manufacturing and Engineering Services Agreement between
                    Registrant and Microelectronics Technology Inc., dated
                    January 11, 1999 and first amendment.
   10.11(+)*        OEM Agreement between Registrant and Cisco Systems, Inc.,
                    dated as of December 7, 1998.
   10.11.1(+)*      Technology Agreement between Registrant and Cisco Systems,
                    Inc., dated as of December 7, 1998.
   10.11.2(++)      Amendment No. 1 to OEM Agreement between Registrant and
                    Cisco Systems, Inc., dated as of January 20, 2000.
   10.12*           Employment Agreement between Registrant and Gideon
                    Ben-Efraim, and amendment.
   10.13*           Form of Change-of-Control Agreement.
   10.14*           Amended and Restated Rights Agreement by and among
                    Registrant and certain of its shareholders, dated June 21,
                    1999.
   10.15*           1995 Stock Option Plan, as amended, and form of stock option agreement and restricted stock purchase agreement.
   10.16**          2000 Non-Executive Option Plan and form of stock option
                    agreement.
   21.1             Subsidiaries of the Registrant.
   23.1             Consent of Arthur Andersen LLP, Independent Public
                    Accountants.

   23.2             Consent of Counsel (included in Exhibit 5.1).
   24.1             Power of Attorney (see page II-5).
   27.1             Financial Data Schedule.

---------------
* Incorporated by reference to our registration statement on Form S-1 (File No. 333-81325) initially filed with the SEC on June 22, 1999.
** To be filed by amendment.
+ Confidential treatment granted with respect to certain portions of this Exhibit by order of the SEC dated August 18, 1999.
++ Confidential treatment requested as to certain portions of this Exhibit.

(b) FINANCIAL STATEMENT SCHEDULES

     Schedule II -- Valuation and Qualifying Accounts and Reserves (see page
S-2).

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on February 18, 2000.

                                          NETRO CORPORATION

                                          By:    /s/ MICHAEL T. EVERETT
                                            ------------------------------------
                                              Michael T. Everett, Executive Vice
                                              President and Chief Financial
                                              Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gideon Ben-Efraim and Michael Everett, and each one of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this Registration Statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

                     SIGNATURE                                  TITLE                      DATE
                     ---------                                  -----                      ----

                 /s/ RICHARD MOLEY                   Chairman of the Board of        February 18, 2000
---------------------------------------------------  Directors
                  (Richard Moley)

               /s/ GIDEON BEN-EFRAIM                 President, Chief Executive      February 18, 2000
---------------------------------------------------  Officer and Director
                (Gideon Ben-Efraim)                  (Principal Executive
                                                     Officer)

              /s/ MICHAEL T. EVERETT                 Executive Vice President and    February 18, 2000
---------------------------------------------------  Chief Financial Officer
               (Michael T. Everett)                  (Principal Financial and
                                                     Accounting Officer)

                 /s/ THOMAS BARUCH                   Director                        February 18, 2000
---------------------------------------------------
                  (Thomas Baruch)

                 /s/ NEAL DOUGLAS                    Director                        February 18, 2000
---------------------------------------------------
                  (Neal Douglas)

                     SIGNATURE                                  TITLE                      DATE
                     ---------                                  -----                      ----

                /s/ IRWIN FEDERMAN                   Director                        February 18, 2000
---------------------------------------------------
                 (Irwin Federman)

                 /s/ JOHN WALECKA                    Director                        February 18, 2000
---------------------------------------------------
                  (John Walecka)

                /s/ ROBERT J. WYNNE                  Director                        February 18, 2000
---------------------------------------------------
                 (Robert J. Wynne)

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

To the Board of Directors and Shareholders of Netro Corporation:

     We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of Netro Corporation (a California corporation) and subsidiaries included in this registration statement and have issued our report thereon dated January 24, 2000. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in Item 16(b) above is the responsibility of the Company's management, is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          /s/ ARTHUR ANDERSEN LLP
                                          --------------------------------------

San Jose, California
January 24, 2000

                               NETRO CORPORATION

         SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                                 (IN THOUSANDS)

                                         BALANCE AT      ADDITIONS                     BALANCE AT
                                        THE BEGINNING    CHARGED TO                    END OF THE
                                         OF THE YEAR      EXPENSES     DEDUCTIONS         YEAR
                                        -------------    ----------    ----------    ---------------
Allowance for Doubtful Accounts:
  Year ended December 31, 1997........     $    3          $  219         $175           $   47
  Year ended December 31, 1998........         47             462           --              509
  Year ended December 31, 1999........     $  509          $   78         $437           $  150
Reserve for Warranty:
  Year ended December 31, 1997........     $   75          $  320         $224           $  171
  Year ended December 31, 1998........        171           1,833          754            1,250
  Year ended December 31, 1999........     $1,250          $  621         $607           $1,264

                                 EXHIBIT INDEX

  EXHIBIT
   NUMBER                              DESCRIPTION OF DOCUMENT
------------         ------------------------------------------------------------
     1.1**           Form of Underwriting Agreement among Registrant, the Selling
                     Shareholders and the Underwriters.
     3.3*            Amended and Restated Articles of Incorporation of the
                     Registrant.
     3.4*            Amended and Restated Bylaws of the Registrant.
     4.1*            Form of the Registrant's common stock certificate.
     5.1**           Opinion of Venture Law Group, A Professional Corporation.
    10.1*            Form of Indemnification Agreement.
    10.2*            1996 Stock Option Plan, as amended, and form of stock option agreement and restricted stock purchase agreement.
    10.3*            1999 Executive Stock Plan and form of subscription
                     agreement.
    10.4*            1999 Employee Stock Purchase Plan and form of subscription agreement.
    10.5*            1997 Directors' Stock Option Plan, as amended, and form of stock option agreement.
    10.6*            Lease between Sobrato Interests II et al. and Pyramid
                     Technology Corporation dated August 29, 1979, and first
                     amendment.
    10.6.1*          Sublease between Registrant and Siemens Pyramid Information
                     Systems, Inc. dated December 15, 1997 and amendment.
    10.6.2*          Landlord's consent to sublease.
    10.7(+)*         Global OEM Purchase Agreement between Registrant and Lucent
                     Technologies Inc.
    10.8(+)*         Frame Agreement between Registrant and Italtel s.p.a.
    10.8.1(+)*       Non-Exclusive OEM Supplemental Agreement between Registrant and Italtel s.p.a.
    10.8.2(+)*       Joint Development Agreement between Registrant and Italtel
                     s.p.a.
    10.8.3*          Special Rights Agreement between Registrant and Italtel
                     s.p.a.
    10.9(+)*         Manufacturing Agreement between Registrant and Solectron
                     California Corporation, dated May 31, 1998.
    10.10(+)*        Manufacturing and Engineering Services Agreement between
                     Registrant and Microelectronics Technology Inc., dated
                     January 11, 1999 and first amendment.
    10.11(+)*        OEM Agreement between Registrant and Cisco Systems, Inc.,
                     dated as of December 7, 1998.
    10.11.1(+)*      Technology Agreement between Registrant and Cisco Systems,
                     Inc., dated as of December 7, 1998.
    10.11.2(++)      Amendment No. 1 to OEM Agreement between Registrant and
                     Cisco Systems, Inc., dated as of January 20, 2000.
    10.12*           Employment Agreement between Registrant and Gideon
                     Ben-Efraim, and amendment.
    10.13*           Form of Change-of-Control Agreement.
    10.14*           Amended and Restated Rights Agreement by and among
                     Registrant and certain of its shareholders, dated June 21,
                     1999.
    10.15*           1995 Stock Option Plan, as amended, and form of stock option agreement and restricted stock purchase agreement.
    10.16**          2000 Non-Executive Option Plan and form of stock option
                     agreement.
    21.1             Subsidiaries of the Registrant.
    23.1             Consent of Arthur Andersen LLP, Independent Public
                     Accountants.

  EXHIBIT
   NUMBER                              DESCRIPTION OF DOCUMENT
------------         ------------------------------------------------------------
    23.2             Consent of Counsel (included in Exhibit 5.1).
    24.1             Power of Attorney (see page II-5).
    27.1             Financial Data Schedule.

---------------
* Incorporated by reference to our registration statement on Form S-1 (File No. 333-81325) initially filed with the SEC on June 22, 1999.
** To be filed by amendment.
+ Confidential treatment granted with respect to certain portions of this Exhibit by order of the SEC dated August 18, 1999.
++ Confidential treatment requested as to certain portions of this Exhibit.